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08005724

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kawasaki Heavy Industries

*CURRENT ADDRESS ______________________

PROCESSED
NOV 07 2008 SA
THOMSON REUTERS

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**NEW ADDRESS ______________________

FILE NO. 82- 04389 FISCAL YEAR 3-31-08

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DAT : 11/5/08

082-04389

Kawasaki

EXHIBIT 2



Annual Report 2008
Year ended March 31, 2008

KAWASAKI HEAVY INDUSTRIES, LTD.

Founded in 1878, Kawasaki Heavy Industries, Ltd. (KHI), is a leading global comprehensive manufacturer of transportation equipment and industrial goods. With a broad technological base that encompasses mastery of the land, sea, and air, the KHI Group manufactures ships, rolling stock, aircraft and jet engines, gas turbine power generators, environmental and industrial plants, and a wide range of manufacturing equipment and systems. KHI also produces such world-famous consumer products as Kawasaki-brand motorcycles and personal watercraft.

Contents

Forward-Looking Statements

Forecasts regarding the Company's plans and strategies contained in this publication were prepared based on information available at the time the forecasts were prepared. The Company's actual performance may differ from the forecasted figures due to a range of factors.

Cover:

The facility shown on the cover recovers the heat from gas emitted by cement plants and uses it to generate electricity. In the case of a standard cement plant (with two 5,000 ton kilns), such electric power generation facilities can reduce the consumption of electricity for the plant as a whole by about 30%, thus contributing to energy conservation. In addition, since such facilities generate power without the use of fuel, they can substantially reduce the burden on the natural environment, including cutting back CO_2 emissions.

Consolidated Financial Highlights

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	**2008**
For the year:				
Net sales	**¥1,501,097**	¥1,438,619	¥1,322,487	**$14,981,008**
Operating income	**76,910**	69,142	41,795	**767,565**
Net income	**35,141**	29,772	16,467	**350,709**
Net cash provided by operating activities	**75,766**	45,859	45,761	**756,148**
Capital expenditures	**50,538**	39,269	41,724	**504,371**
Per share (in yen and U.S. dollars):				
Earnings per share—basic	**¥21.1**	¥18.9	¥11.2	**$0.21**
Earnings per share—diluted	**20.6**	17.2	9.4	**0.21**
Cash dividends	**5.0**	5.0	3.0	**0.05**
At year-end:				
Total assets	**¥1,378,770**	¥1,357,980	¥1,284,085	**$13,760,180**
Total net assets	**319,038**	295,378	243,096	**3,184,012**
Orders received and outstanding:				
Orders received during the fiscal year	**¥1,610,757**	¥1,592,688	¥1,351,631	**$16,075,419**
Order backlog at fiscal year-end	**1,533,663**	1,465,155	1,310,444	**15,306,018**

Note: All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at ¥100.20 to US$1, the approximate rate of exchange at March 31, 2008.

Net Sales
(Billions of yen)


1,600
1,200
800
400
0
1,160.3
1,241.6
1,322.5
1,438.6
1,501.1
04
05
06
07
08

Net Income
(Billions of yen)


40
30
20
10
0
6.3
11.5
16.5
29.8
35.1
04
05
06
07
08

Total Net Assets
(Billions of yen)


350
300
250
200
150
100
50
0
194.0
206.2
243.1
295.4
319.0
04
05
06
07
08



Tadaharu Ohashi, President

Our Mission:
Creating New Value for a Brighter Future and a Better Environment

Review of Fiscal 2008

During fiscal 2008, ended March 31, 2008, the Japanese economy experienced a generally firm performance in the first half of the year, despite some destabilizing factors. In the second half, however, the uncertainty increased as a result of the marked increase in prices of raw materials and consumer goods that accompanied the rise in crude oil prices, the decline in stock market prices, the appreciation of the yen against the U.S. dollar, and other factors. Overseas also, economic conditions were generally stable during the first half of the year, but, in the second half, while economic conditions continued to be strong in China and other countries, a number of factors brought instability to the economic environment. These included the contraction of credit and the deceleration of economic growth in the United States and certain countries in Europe, accompanying the emergence of the subprime loan crisis in the United States and other factors.

Amid these economic conditions, orders won by the Kawasaki Heavy Industries (KHI) Group amounted to ¥1,610.8 billion, ¥18.1 billion, or 1.1%, higher than in the previous fiscal year, mainly due to the receipt of a substantial number of orders for bulk carriers in the Shipbuilding segment. Net sales rose to a record high for the third consecutive year, driven particularly by expansion in sales of the Shipbuilding and Consumer Products & Machinery segments, and amounted to ¥1,501.1 billion, ¥62.5 billion, or 4.3%, higher than in the previous fiscal year.

Operating income increased ¥7.8 billion, or 11.2%, over the previous fiscal year, to ¥76.9 billion, boosted by the decline in the value of the yen against the U.S. dollar in the first half of the fiscal year and the return to profitability of the Shipbuilding and Plant & Infrastructure Engineering segments. Net income expanded ¥5.4 billion, or 18.0%, to ¥35.1 billion. Both operating income and net income figures were at record high levels for the second consecutive year.

Our basic dividend policy is to continue to pay stable cash dividends that are appropriate to our performance while paying careful attention to expanding retained earnings to strengthen and expand the KHI Group's management base to prepare for future growth. Based on this policy, and after an overall appraisal of performance and other factors, we proposed and received approval from shareholders to pay an annual cash dividend of ¥5.0 per share for fiscal 2008.

Management Policies and Objectives

Last year, we issued a new Kawasaki Group Mission Statement:

"Kawasaki, working as one for the good of the planet—
>We are the Kawasaki Group, a global technology leader with diverse integrated strengths.
>We create new value—for a better environment and a brighter future for generations to come."

Based on this statement, our basic management policies are to work to increase customer satisfaction by offering superior products and services that are differentiated by technology and the Kawasaki brand, increase the corporate value of the KHI Group, and meet the expectations of our shareholders as well as customers, employees, and the community.

Target Management Indicators

With the aim of satisfying the expectations of investors for profitability, the principal management target indicator we have adopted is before-tax return on invested capital (ROIC), defined as earnings before interest and taxes (EBIT) divided by invested capital. As we work to maximize ROIC, we are aiming to strengthen our financial position as well as expand profits. Moreover, under our Medium-Term Business Plan "Global K," we are working to strengthen profitability and have added the ratio of recurring profit* to net sales as another key management indicator.

* Recurring profit is used in accounting standards generally accepted in Japan. It is the sum of operating income, net interest income (expenses), dividend income, and other non-operating and recurring items.

Medium-Term Management Strategy

The KHI Group is currently implementing its Medium-Term Business Plan entitled "Global K," which began in fiscal 2007, and will continue through the end of fiscal 2011. When preparing Global K, we expressed our vision of what the KHI Group should become over the next 10 years in the phrase, "Enriching lifestyles and helping safeguard the natural environment: Global Kawasaki." We selected three management concepts: namely, "quality followed by quantity," "selectivity and concentration," and "creation of new value" to guide our activities and are now aiming to make the leap to a highly profitable global enterprise focusing on land, sea, and air transportation systems on the one hand and the energy and environmental engineering fields on the other.

Thus far, we have made steady progress toward the objectives of our Global K plan, but the operating environment in recent months has become quite challenging. Factors accounting for this have included the deterioration of economic conditions in Japan, Europe, and the United States; soaring prices of raw materials; increased subcontracting costs; the shortage of skilled and experienced labor; and the appreciation of the yen against the U.S. dollar.

To cope with these changes in the currents of the times, we of the KHI Group have committed ourselves to implementing the following three initiatives:

>Improving procurement systems to deal with rising material prices,

>Dealing with the appreciation of the yen by increasing the number of contracts denominated in yen and transactions in multiple currencies, increasing U.S. dollar denominated costs by enhancing overseas production, and making effective use of currency hedging and other techniques, and

>Coping with the deceleration of the world economy by reducing fixed costs, developing new markets, and implementing flexible sales strategies.

To prepare the way for the next stages of growth in the medium-to-long term, we are conducting an interim review of the Global K plan. In this review, we are examining carefully the strategy, implementation measures, the allocation of resources, and other related issues for each business and product in light of market trends and competitiveness. Through this steady business management approach, we are aiming for the KHI Group as a whole to reach its medium-term objectives by fiscal 2011.

The strategies for individual businesses under the Global K plan are as follows. First, in the Rolling Stock & Construction Machinery, Aerospace, Gas Turbines & Machinery, and Consumer Products & Machinery segments, which are the earnings base of the KHI Group, we are working to maintain and expand our earning power by implementing the following measures.

>In the Rolling Stock & Construction Machinery segment, which is continuing to receive high levels of orders in North America and in other areas, we are strengthening our business operating systems in the three major markets of Japan, North America, and Asia outside Japan.

>Within the Aerospace segment, we are moving forward steadily with the conduct of major projects, including making preparations to begin the full-scale production of the XP-1 next maritime patrol aircraft, completing the development of the C-X next transport aircraft, and expanding production of the Boeing 787.

>In the Gas Turbines & Machinery segment, we are expanding sales of existing products, including jet engines for commercial aircraft and industrial gas turbines, for which demand continues to be strong. We are also moving forward with the development of new products within these existing product categories, while actively working to expand business activities in new product areas, such as high-efficiency gas engines.

>In the Consumer Products & Machinery segment, motorcycles for the industrialized markets, a major, high-priority business in the segment, are facing tough market conditions because of the effects of the subprime loan crisis and other factors. We are taking steps to improve the profitability and product competitiveness of our motorcycles for those markets, while endeavoring to strengthen our development and production systems at the global level.

Next, in our Plant & Infrastructure Engineering segment, in fiscal 2008, we completed the drastic reforms that we have been implementing in recent years. Going forward, under the new business structure for this segment, with Kawasaki Plant Systems, Ltd., as its core, we have adopted policies to accelerate the development of the energy and environmental engineering businesses as cited in our Global K plan.

In addition, we are steadily strengthening our earnings base and expanding the business operations of the Shipbuilding segment operated by Kawasaki Shipbuilding

Corporation and the Hydraulic Machinery segment conducted by Kawasaki Precision Machinery Ltd. Looking ahead, the KHI Group will provide support for these subsidiaries and implement the following measures.

- **>In the Shipbuilding segment: Strengthen optimal production systems for the Kawasaki Shipbuilding Group, including its operations in China**
- **>In the Hydraulic Machinery segment: Invest management resources flexibly and strengthen its global operating system with bases in five geographic regions: Japan, the United States, Europe, China, and Korea.**

In our industrial robots and construction machinery businesses, we will aim to increase the value of these business operations by implementing the original strategy of these businesses to establish a position as a specialist in their respective markets and draw fully on their autonomy within the context of Group management.

Compliance and Internal Controls

To conduct the business activities previously mentioned successfully, I must emphasize that compliance with applicable laws and regulations will be a major precondition. We of the KHI Group have taken "We will absolutely not engage in illegal activities" as our basic guideline for our business activities. To promote compliance, our CSR Department has taken a leadership role in preparing internal rules and regulations regarding corporate ethics and in conducting compliance training activities for various levels of management and staff, distributing various types of guidebooks, and creating autonomous inspection committees within each of our organizational units.

In addition, based on our Group mission, as set forth in the Kawasaki Mission Statement, we will aim to strengthen our corporate systems to make them more efficient and ensure KHI's adherence to relevant laws and work to maintain and improve KHI's internal control systems. During fiscal 2008, in view of the implementation, beginning with fiscal 2009, of internal control reporting systems based on the Financial Products & Exchange Law in Japan, we established a specialist unit for the KHI Group as a whole in the CSR Department, with the goal of ensuring the appropriateness of financial reporting. We also took measures to put in order KHI's Company rules and regulations relating to internal control systems.

Going forward, we will continue to take thoroughgoing organizational initiatives to promote compliance and enhance internal controls and, along with these initiatives, work to create a corporate culture that places highest priority at all times on information disclosure and transparency.

The KHI Group will work to increase its enterprise value by strengthening profitability throughout its business operations and placing strong emphasis on compliance and internal controls, with the aim of building further trust in the Kawasaki brand. We look forward to the continuing support and cooperation of you, our shareholders.

June 2008

T. Ohashi

Tadaharu Ohashi
President



Q: How would you evaluate KHI's results for fiscal 2008?

Fiscal 2008, ended March 31, 2008, was the second year under our Global K Medium-Term Business Plan. As in the previous fiscal year, net sales and net income set new records for the KHI Group. The positive factors in the business environment more than offset the negative influences. Positive factors included the decline in the value of the yen in the first half of the fiscal year and growth in newly emerging economies, such as China. On the other hand, negative influences included rising costs, such as—first and foremost—the increase in material prices and the continued decline in public-works projects in Japan.

Under Global K, we have made steady progress over the past two years toward strengthening the KHI Group's earnings base by making reforms in or withdrawing from unprofitable business and boosting the profitability of individual businesses. The Shipbuilding segment and Plant & Infrastructure Engineering segment reported profits for fiscal 2008, thus bringing all KHI Group operating segments into the black. The Plant & Infrastructure Engineering segment especially reported a sharp improvement in operating income, to ¥10.8 billion. This was the first time in four years the segment had turned a profit; this improvement in profitability gave clear evidence of the success of our structural reforms.

Also during fiscal 2008, in line with the priority policies set under the Global K plan, we conducted an overall review of subsidiaries and affiliates, and made it clear that we would promote the development of the energy and environmental engineering businesses. In addition, to clarify and further develop our corporate vision under Global K, we prepared our Kawasaki Mission Statement. In this sense also, I believe fiscal 2008 was a year of important accomplishments.

Q: You are confronting some major challenges in the operating environment, including the sharp increase in prices of crude oil and steel materials as well as the decline in the value of the U.S. dollar. Will these issues have an effect on progress under the Global K Medium-Term Business Plan?

You are correct. Certainly around late last year, economic conditions around the world began to weaken rapidly, and the operating environment took a turn for the worse because of developments,

We have completed our structural reforms. We are now steadily moving toward the next stage in our growth.

Sales and Profit Trends of the KHI Group
Years ending March 31



(Billions of yen)
(Billions of yen)
● Net sales (right scale)
■ Operating income (left scale)
□ Recurring profit (left scale)

(Billions of yen)	2005 actual	2006 actual	2007 actual	2008 actual	2009 projection	2011 projection
● Net sales	¥1,241.6	¥1,322.5	¥1,438.6	¥1,501.1	¥1,460.0	¥1,560.0
■ Operating income	24.7	41.8	69.1	76.9	55.0	100.0
□ Recurring profit	21.0	30.9	49.1	64.0	55.0	90.0
Ratio of recurring profit* to net sales	1.7%	2.3%	3.4%	4.3%	3.8%	5.8%
Before-tax ROIC	4.8%	5.1%	8.7%	11.2%	9.4%	14.0%
Foreign exchange rate**	¥108/US$	¥112/US$	¥117/US$	¥115/US$	¥100/US$	¥105/US$

* Recurring profit: See page 3.
**Exchange rates are calculated on a sales weighted average basis.

such as the decline in the value of the U.S. dollar and the increase in raw material prices. The net sales and profit of the KHI Group have risen steadily since fiscal 2005, but there is a strong possibility that this year, fiscal 2009, we may reach a temporary plateau in performance. Accordingly, we are working hard to cut material costs and outsource expenses, increase the percentage of costs denominated in U.S. dollars, and reduce fixed costs. Despite this, however, it is our judgment that even now the KHI Group as a whole is still on the medium-to-long term growth trend set under the Global K plan.

At present, we are conducting an interim review of Global K, as we scheduled when we initially launched the plan. Our appraisal is that, even now, provided the yen remains at ¥105 to the U.S. dollar, we are still on track to meet our profit targets for fiscal 2011. Those are ¥100 billion in operating income and ¥90 billion in recurring profit. In fiscal 2007 and fiscal 2008, the first two years under Global K, we completed the KHI Group's structural reforms, and we have entered a new stage when we will make major strides forward toward our goal of becoming "a highly profitable global enterprise."



Q What are your strategies for your core businesses and how are they faring at present?

Among our four core businesses, in the Rolling Stock field, we are implementing a medium- to long-term strategy with emphasis on overseas markets. Although demand for rolling stock in Japan has emerged, including cars for the *Shinkansen* and other lines, demand is especially strong in overseas markets, including the advanced and the newly emerging economies. To meet demand from the production side, we have retooled a portion of our Harima Works to manufacture rolling stock. That brings our total number of production bases around the world to four. The first three are the Hyogo Works, our main rolling stock plant, and two plants in the United States in Lincoln, Nebraska, and Yonkers, New York. Right now, we are also investing to double capacity at the Lincoln plant, and the new facilities are scheduled to go into operation shortly.

In the Aerospace segment, activity in three major developing projects, the XP-1 and C-X large-scale defense aircraft and the Boeing 787, is approaching the final stages. Of these three, we are scheduled to begin deliveries of the XP-1 at the end of August this year. Development work on the other two aircraft is proceeding to ready them for their first flights. At present, we are building a new plant in Nagoya to handle increased production related to the Boeing 787, and, for the time being, major capital investments and R&D expenditures will be necessary. Upon the completion of development work, however, we want to move smoothly into volume production and make these activities a principal source of earnings for the KHI Group going forward.

We are working toward the steady expansion of our energy-related and transportation-related activities within the Gas Turbines & Machinery segment. Performance of gas turbine electric power generators for emergency and regular use continues to be favorable, and, at present, we are aiming for early firm orders for our ultralow NO*x* emission gas engine, which we developed in fiscal 2007. This engine is the most efficient of its kind in the world, and is smoothly undergoing testing. Also, in response to the increase in orders for the V2500 jet engine, we are expanding production, while continuing preparations for volume production of the TRENT 1000 jet engine, which will power the Boeing 787. In addition, as a result of strong conditions in the shipping market, orders for ship equipment are continuing to be strong. In fiscal 2008, we expanded production capacity for jet engine production at our Kobe Works, and, during the current





fiscal year, we are investing in additional capacity for marine equipment and systems at our Harima Works and Kobe Works.

In the Consumer Products & Machinery segment, the operating environment has become challenging in our core motorcycle business because of the downturn in the U.S. economy, adverse foreign currency movements, and other factors. In the industrialized nations, which are the core markets for these motorcycles, we are working to create an even stronger brand image that equates the Kawasaki brand with high performance. To this end, we are strengthening our development and design capabilities. Also, we are adopting a strict front-loading approach in our development activities, and, in Southeast Asia, working to reduce costs by strengthening our production and procurement.

Q What management directions are you planning to take in the energy and environmental engineering businesses, which you are strengthening to build as a new earnings base?

The worldwide markets for the energy and environmental engineering businesses are expanding robustly, and, going forward, we expect demand to continue to grow in these areas. The KHI Group has a broad range of technologies to respond to the needs of customers in these businesses, and, therefore, under Global K, we are making effective inputs of management resources into the energy and environmental engineering businesses to develop these activities into powerful pillars of KHI Group operations. At present, the core of these business activities is Kawasaki Plant Systems (K Plant), and we are working to strengthen its business activities. Also, we believe that a cross-divisional business concept is conceivable. For example, in the natural gas-related business, systems span a range of activities. These begin with activities requiring machinery for transporting gas from offshore platforms located in the vicinity of undersea gas fields to land bases, vessels for transporting gas, storage tanks, and power-generation systems. With our technology and comprehensive Group capabilities, we are positioned to expand our activities in the energy area all along the supply chain. We believe it will also be important to forge future-oriented business concepts from a long-term perspective.



Q What is the outlook for the three KHI Group companies Kawasaki Shipbuilding Corporation, Kawasaki Plant Systems, and Kawasaki Precision Machinery?

Conditions in the shipbuilding business are highly favorable around the world. Kawasaki Shipbuilding Corporation is continuing to strengthen in its technology for high-value-added vessels, principally gas carriers and submarines, while also strengthening the cost-competitiveness of its joint venture in China, Nantong COSCO KHI Ship Engineering Co., Ltd. (NACKS). In line with these policies, Kawasaki Shipbuilding Corporation has redesigned the layout of both its Kobe and Sakaide shipyards for greater efficiency. Also in May 2008, NACKS began operations at its No. 2 dock that was under construction as part of that company's second-phase expansion program and ship construction has begun. Its additional capacity through this program will make possible business expansion and improvement in earnings power.

K Plant, which is responsible for KHI's Plant & Infrastructure Engineering segment, is also reporting a strong performance as a result of strict policies of the selective acceptance of orders and thoroughgoing risk management and worldwide expansion in energy demand. K Plant's joint venture in China with the CONCH Group, which is engaged in supplying waste heat recovery power generation systems for cement plants, is reporting robust expansion. Our policy will be to expand this business further. As I said a moment ago, K Plant is the core company in the energy and environmental engineering areas, which KHI is working to strengthen under its Global K medium-term plan. Through these activities, we are drawing on various energy-saving technologies and environmental technologies to develop K Plant's activities globally while contributing to environmental preservation around the world.

Kawasaki Precision Machinery is reporting steady growth, principally in its core business of hydraulic equipment for power shovels, and the importance of its businesses within the KHI Group is growing. This company is working to upgrade its production and sales centers around the world, which include production bases in Japan, Europe, China, and Korea and a marketing center in the United States. Through these activities, KPM is working to significantly raise its presence among manufacturers in the world's hydraulic shovel market, while also aiming to enter new markets through the development of combined electro-hydraulics technologies. To respond its increasing work volume, Kawasaki Precision Machinery built a new plant on the



grounds of its Kobe headquarters plant, but is scheduling further additions to its production facilities this fiscal year.

Q The KHI Group is making substantial capital investments. How is this impacting your financial position?

Strengthening the KHI Group's financial position has been an issue for some time, but as performance has improved in recent years, we have made steady progress toward reducing interest-bearing debt. At the end of fiscal 2008, interest-bearing debt stood at ¥276.4 billion, and the debt-to-equity (D/E) ratio was 82%. Under our medium-term plan, the target is to reduce the D/E ratio to 100% or less, but along with the increase in capital investments for business expansion going forward, the outlook is for an increase in interest-bearing debt.

We are planning to increase capital investments this fiscal year by a multiple of two over the previous fiscal year, to ¥110 billion. Under Global K, we were planning on total investments over five years of ¥300 billion, but because of the need to increase production to meet demand, we believe, at present, that the total amount of capital investments will exceed ¥350 billion.

Looking ahead, we will give close attention to our financial position and will use every means at our disposal to keep the D/E ratio below 100% and increase our return on capital. After the KHI Group attains the objectives of Global K, to continue to grow, it will be necessary to make aggressive investments in R&D and capital. Accordingly, we intend to make the investments that are needed in the medium-to-long term.

Q In closing, do you have a special message you would like to give to KHI shareholders?

As I mentioned previously, the KHI Group has completed its structural reforms and is now poised to move toward the next stage in its growth. This fiscal year will be the midpoint in our Global K plan and will be a crucial time for confirming where we stand as well as take the necessary measures to secure growth going forward. The deterioration in the operating environment is a major cause for concern, but in the medium-to-long term, my judgment is that the growth potential and power of the KHI Group is steadily increasing. We are committed to continuing to exert our fullest efforts to reach the goals of Global K and look forward to the support and cooperation of our shareholders.

Shipbuilding

Main Products
- LNG carriers
- LPG carriers
- Container ships
- VLCCs (Very Large Crude Carriers) and other types of tankers
- Bulk carriers
- High-speed vessels
- Submarines
- Maritime application equipment



LNG carrier *CELESTINE RIVER*


600

Submarine *MOCHISHIO*

Percentage of Net Sales


9.4%

Sales
(Millions of yen)


150,000
120,000
90,000
60,000
30,000
0
94,939
87,081
109,697
108,849
141,397
04
05
06
07
08

Orders Received
(Millions of yen)


300,000
250,000
200,000
150,000
100,000
50,000
0
123,756
155,832
128,323
135,600
251,331
04
05
06
07
08

Order Backlog
(Millions of yen)


500,000
400,000
300,000
200,000
100,000
0
193,705
263,707
289,227
313,987
414,176
04
05
06
07
08

Business Results

Due to strong conditions in world shipping markets, global order volume for bulk carriers remained at a high level and newbuilding prices were also high during fiscal 2008. Amid this operating environment, the Shipbuilding segment secured orders for 28 vessels: namely, two LNG carriers, three LPG carriers, 22 bulk carriers, and one submarine. As a consequence, total orders received increased ¥115.7 billion, or 85.3%, to ¥251.3 billion.

Sales reported in fiscal 2008 rose ¥32.5 billion, or 29.9%, to ¥141.4 billion.

The segment reported an operating income of ¥3.3 billion, which represented a ¥5.5 billion improvement from the ¥2.2 billion operating loss reported in fiscal 2007. This rise in operating income was due to higher sales and an improvement in operating margins.

In newbuilding activity, the segment delivered 11 vessels in all: namely, two LNG carriers, two LPG carriers, one VLCC, five bulk carriers, and one submarine.

Outlook

Kawasaki Shipbuilding Corporation, which is the core company of this segment, has an extensive track record in building gas carriers and submarines, which require advanced design and construction technologies. Its vessels continue to win high marks from customers for their performance and quality.

Following the delivery in 1981 of the first LNG carrier built in Japan, we have established ourselves as a pioneer in this field. We offer a wide-ranging lineup of LNG carriers, extending from small carriers with cargo tank capacities of 19,000m³ to larger carriers of more than 150,000m³. We have also developed and offer in our lineup a pressure build-up type LNG carrier for short-distance and small-volume transportation. In addition, in fiscal 2008, we developed a large-scale LNG carrier with a cargo tank capacity of 177,000m³ and received two orders for this new vessel. Looking ahead, to respond to customer needs, we will draw on cutting-edge technologies to develop new-type LNG carriers.

Nantong COSCO KHI Ship Engineering Co., Ltd. (NACKS), which Kawasaki Shipbuilding Corporation established as a joint venture with China Ocean Shipping (Group) Company, has now marked the 13th year of operations since its founding and has become one of the leading shipbuilding companies in China. To respond to burgeoning demand for the construction of large-scale vessels in China and elsewhere, NACKS began construction work on its second expansionary phase in 2005. As part of this phase, NACKS began operations at its second shipbuilding dock in May 2008, and the construction of new vessels in this facility has commenced. In addition to the building of the second dock, NACKS has expanded and strengthened its capacity for internal fabrication, assembly, and painting in each of its facilities. Also, NACKS is working to expand its capacity substantially by extending the length of its outfitting quay.

Kawasaki Shipbuilding Corporation and its group of companies, including NACKS, are endeavoring to enhance their technologies related to ship design, manufacturing, and quality assurance to reinforce their ability to compete globally in terms of both quality and costs and thus sustain their development into the future.

Rolling Stock & Construction Machinery

Main Products
- Electric train cars (including for Shinkansen bullet trains)
- Electric and diesel locomotives
- Passenger coaches
- Integrated transit systems
- Monorail cars
- Platform screen doors
- Wheel loaders


Y10036
Series 10000 subway cars for the Traffic Bureau of Yokohama City


Wheel loader Authent 115ZV-2

Percentage of Net Sales


11.4%

Sales
(Millions of yen)


200,000
150,000
100,000
50,000
0
120,597
171,731
168,306
184,283
171,739
04
05
06
07
08

Orders Received
(Millions of yen)


300,000
200,000
100,000
0
153,399
178,369
203,165
269,120
183,254
04
05
06
07
08

Order Backlog
(Millions of yen)


500,000
400,000
300,000
200,000
100,000
0
294,017
300,837
346,310
434,419
431,377
04
05
06
07
08

Business Results

During fiscal 2008, demand for rolling stock remained strong in North America, Japan, and elsewhere in Asia. In Japan, orders were received from the Japan Railways Group for *Shinkansen* trains, commuter train cars, locomotives, freight cars, and other rolling stock. Orders were also obtained from both public and private railway companies for subway cars, commuter train cars, and other rolling stock. Additional orders from overseas customers included those from the New York City Transit Authority and other sources. However, in comparison to the previous fiscal year, when major orders were obtained from overseas customers, orders during the fiscal year under review declined ¥85.9 billion, or 31.9%, from a year earlier, to ¥183.3 billion.

Even though deliveries of rolling stock to the Japan Railways Group expanded during fiscal 2008, deliveries to overseas customers declined. As a consequence, overall sales of this segment declined ¥12.5 billion, or 6.8%, to ¥171.7 billion. Sales of construction machinery were at approximately the same level as in the previous year, despite declines in sales in North America, as exports to other areas expanded. Along with the overall decline in sales of this segment, operating income decreased ¥6.0 billion, or 45.5%, to ¥7.2 billion.

Outlook

In recent years in the industrialized countries, there has been a pronounced "modal shift" to the use of railways as the principal means for mass transportation because of the lower burden on the natural environment. In addition, the number of new projects for the construction of urban transport and interurban transport systems has increased in the newly industrializing countries. Expansion in demand for rolling stock is expected to continue on a global basis in the long term.

As Japan's largest manufacturer of rolling stock, KHI is working aggressively to meet this rising demand and is working to expand and upgrade its production systems, which are located in Hyogo and Harima in Japan and in Lincoln, Nebraska, and Yonkers, New York, in the United States. Of special note is the segment's Lincoln plant, which originally went into operation as a fully integrated rolling stock production facility in 2002. At present, work on a new facility that will double the production capacity of the Lincoln plant is under way and is scheduled for completion in the near future. In Japan, along with the Hyogo Works, which is the "mother factory" for Kawasaki's worldwide rolling stock operations, the Harima Works has recently begun manufacturing a portion of Kawasaki's rolling stock output.

In new product development, Kawasaki completed its next-generation light rail vehicle (LRV), dubbed SWIMO, in fall 2007, and work is currently under way to introduce this leading-edge LRV to the market. SWIMO is powered by KHI-developed onboard nickel-metal hydride Gigacell® batteries and is capable of running for more than 10 kilometers without a supply of electricity from overhead lines. The SWIMO has features that are friendly to human beings and the natural environment, including a spacious, barrier-free configuration with a low floor. SWIMO also has a regenerative electric power system that achieves substantial energy conservation by accumulating the power generated when the LRV's brakes are used.

In the construction machinery business, adjustments in the U.S. market are expected to continue, but high rates of growth are expected to prevail in the markets of the Middle East, Asia outside Japan, Eastern Europe, Russia, and elsewhere. Activities are in progress to upgrade Kawasaki's global sales and service systems for construction machinery, focusing on the ZV 2-Series wheel loader, and to significantly enhance the presence of the Kawasaki brand through supplying advanced products that are environment-friendly and incorporate energy-saving features.

Aerospace

Main Products
- CH-47, OH-1, and BK117 helicopters
- Component parts for the Boeing 777 and 767 passenger airplanes
- Component parts for the Embraer 170 and 190 jet aircraft
- Missiles
- Electronic equipment
- Space equipment


5501
01
XP-1, the next maritime patrol aircraft


BOEING
Boeing 787 Dreamliner

Percentage of Net Sales


15.8%

Sales
(Millions of yen)


300,000
200,000
100,000
0
173,783
188,255
218,533
269,108
237,349
04
05
06
07
08

Orders Received
(Millions of yen)


300,000
200,000
100,000
0
216,201
214,702
229,257
255,613
202,506
04
05
06
07
08

Order Backlog
(Millions of yen)


350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
260,321
287,441
301,599
286,699
248,332
04
05
06
07
08

Business Results

Orders received in the Aerospace segment were ¥53.1 billion, or 20.8%, lower than for the previous fiscal year and amounted to ¥202.5 billion. Although the segment continued to receive orders for component parts for the Boeing 787 and Boeing 777, orders for aircraft from Japan's Ministry of Defense (MOD) declined from the prior year.

This segment's sales declined ¥31.8 billion, or 11.8%, to ¥237.3 billion, owing to lower sales to the MOD. Along with the decline in sales, operating income receded ¥2.5 billion, or 18.8%, to ¥10.9 billion.

Outlook

KHI is the prime contractor for the development of the MOD's large-scale XP-1 and C-X aircraft, which have been ongoing since 2001. KHI has acted as the core company and spearheaded the simultaneous development of these two aircraft types. These are the largest aircraft projects being implemented currently in Japan. Since the maiden flight of the first XP-1, the next maritime patrol aircraft, in September 2007, development has proceeded smoothly, and the first XP-1 is scheduled to be delivered to the MOD in August 2008. The first flight of the C-X, the next transport aircraft, will take place shortly, and the first C-X will be delivered to the MOD during the current fiscal year.

In the commercial aircraft field, development work on Boeing's cutting-edge 787 Dreamliner passenger aircraft, which features advanced design and employs revolutionary production technology, is drawing to a climax. KHI is a partner corporation in the development and production of the 787 Dreamliner and is responsible for the forward section of the composite, one-piece-structure fuselage, which is the world's first to be used in a commercial aircraft, as well as other key components.

The Boeing 787 is scheduled to go into service next year, and, to date, orders have been received for approximately 900 aircraft. Accordingly, to be prepared for the commencement of full-scale production, KHI is currently building another new, dedicated facility on the south side of its Nagoya Works 1, which will be the second such dedicated facility for producing key 787 components following the facility completed at the Nagoya Works 1 in 2006.

Accompanying progress on these two major development projects in the Aerospace segment, one for defense aircraft and the other for commercial aircraft, up-front capital expenditures and development expenses are expected to run ahead of revenue streams. However, both projects are extremely important and will have a major impact on the future of KHI's aerospace business. KHI is committed to successfully executing these two projects and the creation of a production structure and capabilities for both MOD-commissioned and commercial aircraft that will reinforce its operational foundation for the long term and put KHI solidly on the road to future growth.

Gas Turbines & Machinery

Main Products
- Jet engines
- Small and medium-sized gas turbine generators
- Gas turbine cogeneration systems
- Gas turbines for naval vessels
- Steam turbines for marine and industrial applications
- Diesel engines and marine propulsion systems
- Gas engines
- Aerodynamic machinery



15.9 MW gas turbine cogeneration system for MC Shiohama Energy Service Corporation



Kawasaki Green Gas Engine

Percentage of Net Sales


12.4%

Sales
(Millions of yen)


200,000
150,000
100,000
50,000
0
136,468
141,366
161,431
183,309
185,486
04
05
06
07
08

Orders Received
(Millions of yen)


250,000
200,000
150,000
100,000
50,000
0
129,987
162,700
188,068
204,847
227,422
04
05
06
07
08

Order Backlog
(Millions of yen)


250,000
200,000
150,000
100,000
50,000
0
140,327
163,440
195,108
216,886
245,962
04
05
06
07
08

Business Results

Orders received by this segment increased ¥22.6 billion, or 11.0%, from the previous year, to ¥227.4 billion, due to orders for helicopter engines for Japan's Ministry of Defense (MOD), gas turbine power generation systems for customers in Japan and overseas, and land-use steam turbine systems. Other orders included components for commercial aircraft engines, including the V2500 and TRENT, diesel engines, and propulsion systems for ships.

Sales of this segment expanded ¥2.2 billion, or 1.2%, to ¥185.5 billion. Although sales of steam turbines for ships declined, sales of components for commercial aircraft engines and natural gas compression modules increased. Operating income rose ¥3.6 billion, or 36.1%, to ¥13.4 billion, as a result of higher sales of commercial aircraft engine components and other products.

Outlook

The Gas Turbines & Machinery segment has a wide range of products for the energy and transportation equipment field, and both of these markets are increasing along with growth in the global economy. In response to increasing demand, we constructed a new plant at the Seishin Works and are rearranging the Harima Works to strengthen its production capabilities.

In the energy field, demand for environment-friendly gas turbine generators with high overall efficiency is increasing worldwide. As Japan's largest manufacturer of small to medium-sized gas turbine power generators, KHI intends to expand its global market share through offering comprehensive solutions for its customers, including after-sales services and maintenance, along with a strong lineup of in-house developed gas turbines.

Also, in the oil and gas field, KHI has extensive experience as a world-leading manufacturer of natural gas compression modules for offshore platforms. Along with the rise in demand for natural gas, needs for these gas compression modules are increasing as a key component for gas field development.

Moreover, the Kawasaki Green Gas Engine, which was developed in 2007 and has a power-generating capacity of 8MW, is currently undergoing successful operational testing. In these tests, this engine has steadily performed at the world's best electric generation efficiency level of 48.5% on grid-connected operations, and has shown a top-level environmental performance.

In the transportation equipment field, strong growth in the commercial aircraft market is driving the increase in demand for commercial aircraft engine components, including the V2500, which powers the Airbus A320 aircraft. In addition, we are making preparations for the volume production of TRENT 1000 components, a new commercial aircraft engine powering the Boeing 787. We expanded production capacity at the Seishin Works in Kobe to respond to sustained growth in demand for engines.

In the field of ship propulsion systems also, reflecting strong shipping market conditions, the segment is reporting a strong flow of new orders, and, therefore, has been rearranging the Harima Works in order to start the manufacturing of these products.

Plant & Infrastructure Engineering

Main Products
- Cement, chemical, and other industrial plants
- Power plants
- Municipal refuse incineration plants
- LNG and LPG tanks
- Shield machines and tunnel boring machines



Waste heat recovery power generation system for cement plants for China



Coke oven gas recovery power plant for Brazil

Percentage of Net Sales


9.5%

Sales
(Millions of yen)


200,000
150,000
100,000
50,000
0
191,412
191,012
164,506
122,062
142,547
04
05
06
07
08

Orders Received
(Millions of yen)


200,000
150,000
100,000
50,000
0
156,145
126,403
97,332
150,221
106,046
04
05
06
07
08

Order Backlog
(Millions of yen)


300,000
200,000
100,000
0
273,837
210,160
144,147
172,255
135,288
04
05
06
07
08

Business Results

During fiscal 2008, orders were received for various types of industrial plants, including a boiler turbine power plant and cement waste heat power plants, as well as orders for shield machines. However, as a result of the receipt of large-scale orders, including cement plants in the previous fiscal year, orders for the year under review declined ¥44.2 billion, or 29.4%, from the previous fiscal year, to ¥106.0 billion.

Sales, however, rose ¥20.5 billion, or 16.8%, to ¥142.5 billion, because of higher revenues from an LNG base and, in overseas markets, from sales of cement and fertilizer plants. As a result of the increase in sales and reduction in the number of unprofitable projects, the operating income of this segment improved ¥13.2 billion, from an operating loss of ¥2.4 billion in the previous fiscal year to operating income of ¥10.8 billion during the fiscal year under review.

Outlook

Along with the growing seriousness of environmental issues and economic expansion in the BRICs and other countries, global demand is expanding for infrastructure equipment that contributes to environment preservation, energy saving, and conservation of resources. Kawasaki Plant Systems, Ltd. (K Plant), which is responsible for this business segment, is aggressively working to further develop its business activities to meet these needs by drawing on its accumulated technologies to supply energy-related, industrial infrastructure, and environment preservation systems and equipment.

In China, especially, in 2006, K Plant established Anhui Conch Kawasaki Engineering Co., Ltd. (ACK), as a joint venture with the Auhui Conch Group. ACK is engaged in the design, procurement, and sales of waste heat recovery power generation systems for cement plants. Following the establishment of ACK, in 2007, K Plant established Anhui Conch Kawasaki Energy Conservation Equipment Manufacturing Co., Ltd. (CKM), which is engaged in the manufacturing of PH boiler parts that are employed in waste heat power plants. Also, in April 2008, to expand the environmental and energy efficient equipment businesses, K Plant made the decision to commence the manufacturing and sales of environmental preservation related products within CKM. These products will include cement plant components, such as high-efficiency vertical mills, AQC boilers for waste heat recovery power generation systems, waste gasification systems, and sewage treatment systems. Going forward, K Plant will strengthen its partnership ties with the Anhui Conch Group, the parent company of Anhui Conch Cement Company Limited, which is the largest cement company in China and the fourth largest in the world, to expand its position in the environmental preservation and energy conservation fields in China.

Under its current Global K medium-term business plan, the KHI Group is endeavoring to strengthen its position in the energy and environmental engineering business, where major growth in demand is anticipated in the years to come, with K Plant as the core company. K Plant is aiming to become the top engineering company in the fields of clean energy and environmental preservation by fusing a broad range of technologies, stepping up activities focusing on the development of new technologies and products, and improving its business systems in the areas of design, marketing, procurement, and other fields.

Consumer Products & Machinery

Main Products
- Motorcycles
- ATVs
- Utility vehicles
- Personal watercraft
- General-purpose gasoline engines
- Industrial robots



Ninja ZX-10R



Teryx 750 4x4



MX500N

Percentage of Net Sales



28.9%

Sales
(Millions of yen)



500,000
400,000
300,000
200,000
100,000
0
318,325
338,450
366,960
403,702
433,963
04
05
06
07
08

Business Results

Sales by this segment in the fiscal year under review increased ¥30.3 billion, or 7.5%, to ¥434.0 billion. Although sales of motorcycles in the United States declined, this decrease was offset by higher sales in Europe. In the industrial robots business, while sales to the semiconductor industry weakened, strong sales to the automobile industry continued. Despite increased sales in this segment, operating income decreased ¥7.9 billion, or 28.6%, to ¥19.7 billion, because of the impact of increases in materials prices combined with higher depreciation and amortization and sales promotional expenses.

Worldwide sales of motorcycles, ATVs, utility vehicles, and personal watercraft amounted to 519,000 units, 17,000 units, or 3.4% higher than in the previous fiscal year. By geographical region, sales in Japan amounted to 20,000 units, 1,000 units, or 4.8% lower than in the previous year. Sales in North America declined 24,000 units, or 9.4%, to 230,000 units. However, sales in Europe rose 21,000 units, or 21.6%, to 118,000 units, and sales in other regions expanded 21,000 units, or 16.2%, to 151,000 units.

New Models

New models introduced in fiscal 2008 were as follows. In the Kawasaki motorcycle line, we made a full model change in the flagship ZZR1400 ABS* model, which now meets stricter exhaust emission regulations and features improved driving performance, and in the Ninja ZX-10R large displacement supersport motorcycle. Model changes in the Ninja ZX-10R were based on technical feedback from a wide range of racing activities. We also introduced the Ninja 250R in the Japanese, U.S., and European markets, which is equipped with a full fairing and is both easy to ride and sporty. Other models introduced were the newly redesigned dual-purpose KLX250, which is becoming more eco-friendly and boasts improved off-road performance, and the D-TRACKER X, which offers nimble on-road handling as a motard model. In the ATV category, we restyled the flagship Brute Force 750 4x4i and installed an electronic fuel injection system. Among utility vehicles, we introduced the new Teryx 750 4x4 series for recreational use.

* ABS: Anti-lock Braking System

Outlook

In the current fiscal year, we are forecasting that total worldwide sales in unit terms of motorcycles, ATVs, utility vehicles, and personal watercraft will rise over the previous fiscal year. Although sales to the U.S. market are expected to decline this fiscal year as a result of the economic downturn in that country, this decrease will be more than compensated for by higher sales in Southeast Asia. In the motorcycle business, we are working to increase our development and design capabilities and will launch models that will further strengthen the image of the Kawasaki brand for high performance and high quality. In the industrial robot business, we are placing top priority on allocating corporate resources for R&D and other activities to develop robots for automobile assembly and painting shops as well as for semiconductor manufacturing processes.

Main Products
• Industrial hydraulic products

Hydraulic Machinery



Hydraulic products for construction machinery use


Kawasaki

Kawasaki Precision Machinery (China) Ltd.

Percentage of Net Sales


5.6%

Sales
(Millions of yen)


100,000
80,000
60,000
40,000
20,000
0
33,512
36,871
46,260
66,649
84,028
04 05 06 07 08

Orders Received
(Millions of yen)


100,000
80,000
60,000
40,000
20,000
0
35,396
36,065
50,181
72,918
92,335
04 05 06 07 08

Order Backlog
(Millions of yen)


30,000
20,000
10,000
0
10,706
9,900
14,741
21,010
29,317
04 05 06 07 08

Note: The hydraulic machinery business was formerly included in KHI's Other business segment; however, in view of its growing importance in the KHI Group's sales and activities, the results of this business have been reported separately beginning with the fiscal year under review. Data for previous years have been reclassified and adjusted according to the new segment reporting format, and comparisons with the previous year have been based on the reclassified and adjusted data.

Business Results

Orders in the Hydraulic Machinery segment increased ¥19.4 billion, or 26.6% over the previous fiscal year, to ¥92.3 billion, mainly because of a larger volume of orders from the construction machinery industry.

Sales expanded ¥17.4 billion, or 26.1%, to ¥84.0 billion, supported by brisk sales of hydraulic products for construction machinery, and operating income rose ¥3.1 billion, or 50.4%, to ¥9.1 billion.

Outlook

The market for construction machinery is expanding worldwide along with activities to improve the social infrastructure in the BRICs and the VISTA* countries, the next group of emerging industrializing economies. Kawasaki Precision Machinery Ltd. (KPM) is the core company in this segment, and to respond to rising demand for hydraulic machinery for use in construction machinery, KPM is continuing to strengthen its production and marketing systems and capabilities.

* VISTA stands for Vietnam, Indonesia, South Africa, Turkey, and Argentina.

First, in the previous year, KPM built a new plant for the production of core parts on the grounds of its headquarters plant in Kobe, Japan, and is currently moving forward with construction on a new plant for manufacturing hydraulic pumps for construction machinery. This new plant is scheduled to begin operations in June 2009, and, at that time, KPM's headquarters plant will be renovated to increase production capacity for various types of hydraulic equipment.

In addition, Kawasaki Precision Machinery (China) Ltd. (KPM (China)) is expanding its plant for the production of hydraulic equipment for construction machinery, and the new facilities went into operation in July 2008. Established in August 2006, KPM (China) has engaged in the assembly of knockdown sets of hydraulic pumps, and the new facilities are now engaging in the assembly of knockdown sets of hydraulic motors and reduction gears.

KPM is currently working to strengthen its international network of five manufacturing and marketing facilities, which comprises KPM's headquarters plant and the facilities of Kawasaki Precision Machinery (U.K.) Limited; Kawasaki Precision Machinery (U.S.A.), Inc.; Flutek, Ltd. (in Korea); and KPM (China). KPM is focusing especially on increasing overall customer satisfaction by developing and supplying high-quality, high-performance products, responding quickly and accurately to customer needs, and providing strong after-sales services.

	Millions of yen					
	2008	2007	2006	2005	2004	2003
Operating results:						
Net sales	**¥1,501,097**	¥1,438,619	¥1,322,487	¥1,241,592	¥1,160,252	¥1,239,598
Cost of sales	**1,262,032**	1,213,524	1,148,547	1,088,219	998,416	1,069,341
Gross profit	**239,065**	225,095	173,940	153,373	161,836	170,257
Selling, general and administrative expenses	**162,155**	155,953	132,145	128,629	139,586	139,714
Operating income	**76,910**	69,142	41,795	24,744	22,250	30,543
Net income	**35,141**	29,772	16,467	11,479	6,333	13,022
Capital expenditures	**50,538**	39,269	41,724	29,692	41,502	35,165
Depreciation and amortization	**37,455**	30,279	30,551	31,555	32,590	31,595
R&D expenses	**36,228**	33,819	27,040	13,183	14,741	15,494
Financial position at year-end:						
Working capital	**¥ 157,741**	¥ 155,412	¥ 113,240	¥ 138,523	¥ 121,941	¥ 137,771
Net property, plant and equipment	**259,927**	253,819	246,219	243,166	248,922	234,352
Total assets	**1,378,770**	1,357,980	1,284,085	1,194,473	1,156,904	1,149,161
Long-term debt, less current portion	**138,766**	165,754	157,057	207,279	210,819	226,936
Total net assets	**319,038**	295,378	243,096	206,156	194,030	180,176
Per share amounts (yen):						
Earnings per share—basic	**¥ 21.1**	¥ 18.9	¥ 11.2	¥ 7.9	¥ 4.4	¥ 9.3
Earnings per share—diluted	**20.6**	17.2	9.4	6.8	4.2	8.8
Cash dividends	**5.0**	5.0	3.0	2.5	2.0	2.0
Net assets	**191.1**	178.0	156.1	142.8	134.4	129.6
Other data:						
Number of shares issued (millions)	**1,670**	1,660	1,558	1,443	1,443	1,391
Number of employees	**30,563**	29,211	28,922	28,682	29,306	28,642
Orders received	**¥1,610,757**	¥1,592,688	¥1,351,631	¥1,301,845	¥1,226,728	¥1,227,449
Order backlog	**1,533,663**	1,465,155	1,310,444	1,254,409	1,189,374	1,175,563

OVERVIEW

During fiscal 2008, ended March 31, 2008, the Japanese economy continued to show a generally solid performance during the first half of the fiscal year, despite some uncertainties; however, in the second half of the fiscal year, the substantially greater rise in prices of raw materials and consumer goods accompanying the run-up in oil prices, declines in stock markets, the appreciation of the yen against the U.S. dollar, and other factors resulted in a feeling of lack of transparency regarding future trends. In overseas economies also, conditions in the first half of the fiscal year were generally steady. However, entering the latter half, while the economies of China and certain other countries reported favorable performances, the subprime loan issue in the United States and other problems led to growing causes for concern, including a credit crunch in some parts of Europe and North America and a slowdown in growth.

Amid this economic environment, the Kawasaki Heavy Industries (KHI) Group reported an increase in orders on a consolidated basis of ¥18.1 billion, or 1.1%, over the previous fiscal year, to ¥1,610.8 billion. This rise was led by the receipt of a substantial number of orders for bulk carriers in the Shipbuilding segment and other items. Turning to revenues, consolidated net sales rose ¥62.5 billion, or 4.3%, to ¥1,501.1 billion, driven by higher sales in the Shipbuilding and Consumer Products & Machinery segments as well as other areas.

Profitwise, consolidated operating income advanced ¥7.8 billion, or 11.2%, to ¥76.9 billion, and net income grew ¥5.4 billion, or 18.0%, to ¥35.1 billion. This improvement in profitability was due mainly to the appreciation of the U.S. dollar against the yen in the first half of the fiscal year and the return to profitability of the Shipbuilding and Plant & Infrastructure Engineering segments.

RESULTS OF OPERATIONS

Net Sales

As mentioned, consolidated net sales rose ¥62.5 billion, or 4.3%, to ¥1,501.1 billion.

The principal factors accounting for this increase were (a) a rise in sales in the Shipbuilding segment of ¥32.5 billion owing to a gain in sales of such big-ticket items as LNG carriers and (b) an increase in revenues in the Consumer Products & Machinery segment of ¥30.3 billion, as sales of motorcycles to Europe expanded.

Overseas sales posted a gain of ¥44.8 billion, or 5.8%, to ¥822.6 billion. By region, sales in North America expanded ¥22.0 billion, or 6.5%; sales in Europe rose ¥34.2 billion, or 28.6%; sales in Asia outside Japan decreased ¥24.2 billion, or 13.0%; and sales in other areas increased ¥12.8 billion, or 9.5%. The ratio of overseas sales to consolidated net sales rose 0.7 percentage point, from 54.0% in the previous fiscal year to 54.7% for the fiscal year under review.

The following sections provide additional details regarding performance by industry segment. Operating income or loss includes intersegment transactions.

Please note that the Hydraulic Machinery business, which was previously included in the Other segment, has been shown as a separate industry segment, the Hydraulic Machinery segment, beginning with the fiscal year under review because of the growing importance of its activities within the KHI Group. Data for previous years shown in this

Net Sales
(Billions of yen)


1,600
1,200
800
400
0
1,160.3
1,241.6
1,322.5
1,438.6
1,501.1
04
05
06
07
08

Sales by Segment
(%)


7.0
9.4
5.6
11.4
28.9
9.5

- Shipbuilding
- Rolling Stock & Construction Machinery
- Aerospace
- Gas Turbines & Machinery
- Plant & Infrastructure Engineering
- Consumer Products & Machinery
- Hydraulic Machinery
- Other

Net Income
(Billions of yen)


40
30
20
10
0
6.3
11.5
16.5
29.8
35.1
04
05
06
07
08

annual report have been restated to reflect this change in industry segments.

Shipbuilding

This segment obtained orders for 28 vessels: namely, two LNG carriers, three LPG carriers, 22 bulk carriers, and one submarine. In value terms, orders rose ¥115.7 billion, or 85.3%, to ¥251.3 billion.

Consolidated sales expanded ¥32.5 billion, or 29.9%, to ¥141.4 billion. Owing to the increase in sales and improvement in profitability, operating income posted an improvement of ¥5.5 billion, moving from a loss of ¥2.2 billion in the previous fiscal year to a profit of ¥3.3 billion for the fiscal year under review.

Rolling Stock & Construction Machinery

Consolidated orders in this segment declined ¥85.9 billion, or 31.9%, to ¥183.3 billion. The segment received orders from (a) the Japan Railways Group for *Shinkansen* trains, commuter train cars, locomotives, freight cars, and other rolling stock; (b) public and private railways in Japan for subway cars, commuter train cars, and other rolling stock; and (c) additional orders from overseas customers, including subway cars from the New York City Transit Authority and other sources. However, these remained below the previous year, when orders were received for major overseas projects.

Regarding sales, although deliveries of rolling stock to the JR Group companies increased, deliveries to overseas customers declined. As a consequence, sales were down ¥12.5 billion, or 6.8%, to ¥171.7 billion. Sales of construction machinery, which are included in this segment, were virtually level with the previous fiscal year, in spite of lower sales in North America, as exports to other areas increased. Operating income for the segment decreased ¥6.0 billion, or 45.5%, to ¥7.2 billion, accompanying the decline in sales.

Aerospace

Orders of this segment on a consolidated basis decreased ¥53.1 billion, or 20.8%, to ¥202.5 billion. Although additional orders were received for component parts for the Boeing 787 and 777 aircraft, orders from Japan's Ministry of Defense (MOD) were below the previous year.

Sales of this segment declined ¥31.8 billion, or 11.8%, to ¥237.3 billion, as a consequence of lower sales to the MOD. Operating income decreased ¥2.5 billion, or 18.8%, to ¥10.9 billion, accompanying the decline in sales.

Gas Turbines & Machinery

Orders obtained by this segment expanded ¥22.6 billion, or 11.0%, to ¥227.4 billion. These included orders for helicopter engines for Japan's MOD, gas turbine power generation systems for customers in Japan and overseas, and land-use turbine systems. Other orders were for components for commercial aircraft engines, including the V2500 and TRENT, diesel engines for ships, and propulsion systems for ships.

Consolidated sales of this segment expanded ¥2.2 billion, or 1.2%, to ¥185.5 billion. While sales of steam turbines for ships declined, sales of components for commercial aircraft engines and natural gas compression modules increased, leading to an overall increase in sales of this segment. Operating income grew ¥3.6 billion, or 36.1%, to ¥13.4 billion, due mainly to higher sales of commercial aircraft engine components.

Net Income per Share
(Yen)


25
20
15
10
5
0
4.4
7.9
11.2
18.9
21.1
04
05
06
07
08

Working Capital
(Billions of yen)


200
150
100
50
0
121.9
138.5
113.2
155.4
157.7
04
05
06
07
08

Total Assets
(Billions of yen)


1,500
1,000
500
0
1,156.9
1,194.5
1,284.1
1,358.0
1,378.8
04
05
06
07
08

Plant & Infrastructure Engineering

Orders won by this segment were down ¥44.2 billion, or 29.4%, to ¥106.0 billion. These included orders for a boiler turbine power plant and cement waste heat power plants, as well as orders for shield machines. However, as a consequence of the placement of large-scale orders, including those for cement plants in the previous fiscal year, orders for the year under review were below those of the prior year.

Nevertheless, sales rose ¥20.5 billion, or 16.8%, to ¥142.5 billion, because of higher revenues from an LNG base and, in overseas markets, from sales of cement and fertilizer plants.

As a result of the increase in sales and reduction in the number of unprofitable projects, operating income posted an improvement of ¥13.2 billion, moving from an operating loss of ¥2.4 billion in the previous fiscal year to operating income of ¥10.8 billion during the fiscal year under review.

Consumer Products & Machinery

Sales of this segment increased ¥30.3 billion, or 7.5%, to ¥434.0 billion. Although sales of motorcycles in the United States declined, this decrease was offset by higher sales in Europe. In the industrial robots business, while sales to the semiconductor industry weakened, strong sales to the automobile industry continued. Despite increased sales in this segment, operating income decreased ¥7.9 billion, or 28.6%, to ¥19.7 billion, because of the impact of increases in materials prices combined with higher depreciation and amortization and sales promotional expenses.

Please note that since production in this segment is carried out mainly in anticipation of demand, figures for orders and sales are the same.

Hydraulic Machinery

Orders of this segment on a consolidated basis rose ¥19.4 billion, or 26.6%, to ¥92.3 billion, mainly due to increased orders from the construction machinery industry. Consolidated sales were up ¥17.4 billion, or 26.1%, to ¥84.0 billion, reflecting continued high levels of demand for products used in the manufacturing of construction machinery. Operating income expanded ¥3.1 billion, or 50.4%, to ¥9.1 billion.

Other

Orders on a consolidated basis moved up ¥13.2 billion, or 13.1%, to ¥113.9 billion. Consolidated sales grew ¥3.9 billion, or 3.9%, to ¥104.6 billion. Operating income decreased ¥1.2 billion, or 33.6%, to ¥2.4 billion.

The following sections summarize performance by geographic segment.

Japan

Sales in Japan rose ¥15.5 billion, or 1.5%, to ¥1,058.5 billion, driven especially by revenues from the Shipbuilding and Plant & Infrastructure Engineering segments. Operating income increased ¥9.5 billion, or 14.5%, to ¥74.9 billion, also owing mainly to improved profitability in the Shipbuilding and Plant & Infrastructure Engineering segments.

North America

Sales in North America expanded ¥6.3 billion, or 2.4%, to ¥267.6 billion, but operating income deteriorated from a profit of ¥1.7 billion in the previous fiscal year to an operating loss of ¥0.5 billion during the fiscal year under review as a result of the decline in motorcycle sales there and other factors.

Total Net Assets
(Billions of yen)


350
300
250
200
150
100
50
0
194.0
206.2
243.1
295.4
319.0
04
05
06
07
08

Net Assets per Share
(Yen)


200
150
100
50
0
134.4
142.8
156.1
178.0
191.1
04
05
06
07
08

Return on Equity
(%)


12
8
4
0
3.4
5.7
7.3
11.1
11.4
04
05
06
07
08

Europe

Sales of motorcycles held strong in Europe, resulting in an increase in sales of ¥32.8 billion, or 33.1%, to ¥131.6 billion, and a rise in operating income of ¥2.1 billion, or 88.3%, to ¥4.5 billion.

Asia

Consolidated sales in this region leaped ¥10.6 billion, or 46.7%, to ¥33.3 billion, and operating income posted a strong increase of ¥0.8 billion, or 107.7%, to ¥1.5 billion.

Other Areas

Sales in other areas declined ¥2.7 billion, or 21.0%, to ¥10.1 billion, and operating income amounted to ¥0.3 billion, about the same as for the previous fiscal year.

Cost, Expenses, and Earnings

The cost of sales rose ¥48.5 billion, or 4.0%, to ¥1,262.0 billion, in part because of the rise in raw material prices, but the rate of increase in cost of sales was lower than the 4.3% increase in net sales. As a result, gross profit increased ¥14.0 billion, or 6.2%, to ¥239.1 billion, and the gross profit margin rose 0.3 percentage point from 15.6% in the previous year to 15.9% in the fiscal year under review.

Selling, general and administrative expenses rose ¥6.2 billion, or 4.0%, to ¥162.2 billion. Operating income increased ¥7.8 billion, or 11.2%, to ¥76.9 billion. The principal factors leading to this rise in operating income were (a) the return to profitability in the Shipbuilding and Plant & Infrastructure Engineering segments, (b) a weaker yen against the U.S. dollar, mainly in the first half of the fiscal year, and (c) the implementation of measures throughout the KHI Group to improve profitability by reducing production and fixed costs and other means. As a result, the ratio of operating income to net sales rose 0.3 percentage point from 4.8% in the previous fiscal year to 5.1% for the fiscal year under review.

Other income (expenses) for fiscal 2008 amounted to expenses of ¥18.9 billion versus ¥23.9 billion for the previous fiscal year. The principal factor accounting for this was an increase in equity in income of non-consolidated subsidiaries and affiliates, which rose from income of ¥2.7 billion in the previous fiscal year to ¥7.6 billion for the fiscal year under review, representing an increase of ¥4.9 billion.

As a result of the increase in operating income and the decline in other expenses, income before income taxes and minority interests rose ¥12.8 billion, or 28.2%, to ¥58.1 billion. The ratio of net current and deferred income taxes to income before income taxes and minority interests was 37.9%, versus 33.8% for the previous year and lower than the statutory tax rate of 40.5%. This difference was mainly due to an R&D tax credit for the year under review. As a result of these factors, after the deduction of minority interests in net income of consolidated subsidiaries, net income for the fiscal year increased ¥5.4 billion, or 18.0%, to ¥35.1 billion. The ratio of net income to net sales rose 0.2 percentage point, from 2.1% for the prior fiscal year to 2.3% for the fiscal year under review. ROE (calculated using average total net assets) increased 0.3 percentage point, from 11.1% to 11.4%.

Capital expenditures for the fiscal year under review amounted to ¥50.5 billion, compared with ¥39.3 billion in the previous fiscal year, and R&D expenses were ¥36.2 billion, versus ¥33.8 billion in the prior year.

FINANCIAL CONDITION

Total assets at the end of the fiscal year were ¥20.8 billion, or 1.5%, higher than at the end of the previous fiscal year and amounted to ¥1,378.8 billion. Of this total, current assets were ¥20.4 billion, or 2.1%, higher than at the end of the prior year and amounted to ¥982.3 billion. The principal reason for the increase in current assets was a rise in inventories, reflecting the Group's high level of orders received. Among other assets, investments and long-term loans were ¥17.3 billion lower than at the previous fiscal year-end, owing to the drop in the value of investment securities, accompanying the general decline in stock prices, and other factors. Net property, plant and equipment post a gain of ¥6.1 billion over the previous year-end, reflecting the KHI Group's active program of capital investments. Deferred tax, intangible and other assets were up ¥11.6 billion year on year.

Liabilities decreased ¥2.9 billion, or 0.3%, to ¥1,059.7 billion. This overall balance of liabilities was influenced mainly by (a) an increase of ¥18.5 billion in trade payables and (b) a decline in borrowings, bonds outstanding, and other interest-bearing debt of ¥27.8 billion, or 9.1%, to ¥276.4 billion.

Current liabilities were up ¥18.0 billion, or 2.2%, to ¥824.5 billion and long-term liabilities decreased ¥20.9 billion, or 8.2%, to ¥235.2 billion.

Net assets rose ¥23.7 billion, or 8.0%, over the previous fiscal year-end, to ¥319.0 billion. The principal reason for this increase was the rise in retained earnings, reflecting the gain in net income for the fiscal year.

The ratio of shareholders' equity to total assets rose 1.3 percentage points from 21.4% to 22.7%. In addition, the debt-to-equity ratio showed a further substantial decline from

104.7% at the end of the previous fiscal year to 86.7%. The current ratio, which stood at 119.1% at the end of the prior year, was 119.1% at the end of the fiscal year under review.

MANAGEMENT INDICATORS

The Company's objective is to meet and exceed the expectations of investors for profitability. The management indicator we have selected is before-tax return on invested capital (ROIC), which measures how efficiently the Company uses its capital. As it works to maximize before-tax ROIC, the Company is working to strengthen its financial position by implementing measures to expand profit and simultaneously reduce invested capital. Before-tax ROIC is computed by calculating the ratio of earnings before interest and taxes (EBIT) to the sum of interest-bearing debt and total shareholders' equity.

Applying this formula, before-tax ROIC for the year under review was 11.2%, which was 2.5 percentage points higher than the 8.7% figure for the prior year.

In addition, under the Group's Medium-Term Business Plan "Global K," announced in September 2006, the Group is aiming to strengthen its earning power and has therefore also adopted the ratio of recurring profit to net sales as a key management indicator. Recurring profit is used in accounting standards generally accepted in Japan. It is the sum of operating income, net interest income (expenses), dividend income, and other non-operating and recurring items.

For the fiscal year under review, the Group's ratio of recurring profit to net sales was 4.3%, which was 0.9 percentage point higher than the 3.4% reported for the prior year.

CASH FLOWS

During fiscal 2008, net cash provided by operating activities was ¥75.8 billion, ¥29.9 billion higher than during the previous fiscal year. Principal cash inflow items were income before income taxes and minority interests of ¥58.1 billion, depreciation and amortization of ¥37.5 billion, and an increase in trade payables of ¥26.9 billion. Among cash outflow items, the increase in inventories amounted to ¥19.0 billion.

Net cash used for investing activities amounted to ¥49.1 billion, ¥5.8 billion higher than in the previous fiscal year. The principal use of this cash was for acquisition of property, plant and equipment.

Free cash flow, which is the net amount of cash from operating and investing activities, amounted to an inflow of ¥26.7 billion, versus an inflow of ¥2.5 billion in free cash flow for the previous fiscal year.

Net cash used for financing activities amounted to ¥27.4 billion, which was ¥26.1 billion higher than in the previous fiscal year. This increase was mainly due to redemption of corporate bonds and payment of cash dividends.

As a result of these cash flows, cash and cash equivalents at the end of fiscal 2008 amounted to ¥38.2 billion, which was ¥1.1 billion less than at the beginning of the fiscal year.

DIVIDENDS

The Company's policy is to pay stable cash dividends to its shareholders, giving due consideration to increasing retained earnings to strengthen and expand its business foundations for future growth.

The Company's basic policy regarding cash dividends from retained earnings is to pay two dividends, one for the interim period and the other at the end of the fiscal period. The entity making final decisions on dividends is the meeting of the Board of Directors for the interim dividend and the general meeting of shareholders for the year-end dividend.

In view of the Company's policy of paying stable cash dividends, the decision was made to pay a dividend of ¥5 per share (an interim dividend of ¥0 and a year-end dividend of ¥5). The remainder of retained earnings will be used to make investments related to the Company's businesses, the repayment of borrowings, and for other uses.

Please note that the Company's Articles of Incorporation provide for paying an interim dividend as stipulated in Article 454-5 of the Japanese Corporate Law.

BUSINESS RISK

External factors that may have an effect on the KHI Group's performance and financial position include the following:

(1) Political and Economic Conditions

The Group conducts its business activities not only in Japan but also elsewhere in Asia, North America, Europe, and other areas and is subject to the consequences of political and economic developments in these regions. For example, trends in personal consumption may have an impact on sales of the Consumer Products & Machinery segment, while trends in private-sector capital investment and public works investment may have an influence on orders of the Gas Turbines & Machinery and the

Plant & Infrastructure Engineering segments. Moreover, demand for passenger air travel and conditions in shipping markets may have an impact on the Aerospace and Shipbuilding segments, respectively. Disputes and political changes may have an effect on the Company's overseas projects.

(2) Fluctuations in Foreign Exchange Rates

During fiscal 2008, overseas sales accounted for 54.7% of consolidated net sales. Accordingly, the Group has a substantial volume of transactions denominated in U.S. dollars, euros, and other currencies. To reduce foreign exchange risk, the Group is working to increase the ratio of the total cost of goods sold that is denominated in foreign currencies and, while taking into due account trends in foreign exchange rates, endeavors to take flexible measures to hedge the effect of exchange rate fluctuations through the use of forward contracts and other hedging techniques. However, the majority of the Group's manufacturing facilities are located in Japan, and its sales to overseas markets are, therefore, subject to foreign exchange fluctuation risk.

(3) Fluctuations in Prices of Raw Materials

Since the Group has many projects that require considerable time for completion, from the receipt of orders to final delivery, fluctuations in the prices of steel and other raw materials may have an impact on the profitability of such projects. Accordingly, the Group is subject to the risk of fluctuations in prices of raw materials.

(4) Government Regulations

The Group conducts its business activities in compliance with the restrictions in effect, including laws and regulations, in the countries and regions where it operates. However, the Group's operations may be affected if such restrictions are subject to unpredictable changes and if new restrictions are put into effect.

CORPORATE GOVERNANCE

(1) Basic Stance toward Corporate Governance—Enhancing Internal Control Systems

KHI has created a corporate governance structure appropriate for its operations, with members of the Board of Directors and auditors playing central roles, and is working to enhance and improve its internal control systems. Specific aspects of this system are as follows. Regarding the decision making and the conduct of operations of directors and employees, the scope of authority, responsibilities, and duties of directors and employees are clearly stated in the Company's internal rules. In addition, those responsible are required to keep records of actual decisions made and the conduct of operations, and an auditing system has been established to check on whether the content and form of these decisions and conduct of operations are in accordance with the Company's internal rules. As a result, the basic stance of the KHI Group as a whole regarding corporate governance is to endeavor to increase its corporate value through the highly transparent, efficient, and sound management of its operations as the Group works to build smooth relationships with all its stakeholders, including shareholders, customers, employees, and the community.

(2) KHI's Corporate Governance Framework

1. Conduct of Operations

KHI has established a Board of Directors with nine members who are responsible for formulating management strategy and supervising the conduct of operations. In addition, to create a management system that can respond quickly to changes in the operating environment, executive officers are appointed by the Board of Directors to be responsible for the day-to-day conduct of business operations.

The Board of Directors decides on the basic objectives and policies for the conduct of operations as it formulates management plans. These objectives and policies are then transmitted to all the executive officers and reviewed in detail to ensure full understanding at the meeting of the Group Executive Officer Committee. Subsequently, the Management Committee, which is composed of representative directors and management responsible for major subsidiaries, and the Board of Directors follow up on the implementation of management plans. To make the responsibility for management clear, the compensation of directors is incentive-based, reflecting corporate performance, and directors must stand for re-election annually. For major management issues, the Management Committee discusses such issues in detail, and then designated matters are decided by the Board of Directors. The Management Committee, in principle, meets three times a month, and discusses management policy, management strategy, important management issues, and other matters from the perspective of the Group as a whole.

2. Auditing Functions

KHI has formed a Board of Auditors with four members (two of whom are outside auditors), and, under the provisions of Japanese Corporate Law, the Board of Auditors conducts examinations of business operations and audits the financial accounts. Accordingly, the corporate auditors examine and monitor the state of operations and Group assets through a number of activities. These include attending the meetings of the Board of Directors and the Management Committee, examining important documents, holding periodic meetings with the representative directors, and auditing KHI's divisions and subsidiaries. In addition, the two outside corporate auditors on the Board of Auditors, who have no transactions or other relationships that represent a conflict of interest, perform their surveillance duties as neutral and objective third parties. The internal corporate auditors share information with the outside corporate auditors and work to enhance the effectiveness of their management surveillance functions.

Please note that the contracts signed between the Company and the outside corporate auditors, the scope of whose authority is based on Article 427-1 of the Japanese Corporate Law and Article 43 of KHI's Articles of Incorporation, provide for a limit on compensation to the outside auditors of the higher of ¥10 million or the amount stipulated in Article 425-1 of the Corporate Law (the equivalent of two years' compensation paid to the corporate auditors).

Moreover, KHI has appointed KPMG AZSA & Co. as its independent public accounting firm, and this firm conducts audits of the Company's financial statements. The corporate auditors and the Board of Auditors receive reports regarding the accounting audit, including the outline of the audit plans of the independent accounting firm, the items the accounting firm selects for particular focus, and other matters. In addition, the Board of Auditors explains the Company's auditing plans to the independent public accounting firm. Reports on the results of audits by the accounting firm are presented periodically (twice annually), and the corporate auditors and the accounting firm work closely together, exchanging information and opinions. As deemed necessary, the corporate auditors attend the audits conducted by the independent accounting firm and receive reports from time to time from the accounting firm.

Moreover, separately from the auditing activities previously mentioned, which are based on the Corporate Law, KHI's Auditing Department, which acts as the internal auditing unit, monitors the overall conduct of management activities within the KHI Group and carries out audits on a continuing basis of whether operations are being conducted appropriately and in compliance with laws and internal rules as well as other matters while endeavoring to upgrade internal control functions. In addition, to raise the level of auditing activities, the corporate auditors and the Auditing Department exchange information on a monthly basis and share information regarding the results of their auditing activities and items they have singled out for attention.

3. Compliance Systems

Along with updating and improving internal regulations related to ethical matters, in addition to the CSR Committee, KHI has formed compliance committees in each of its organizational units in Japan to take the initiative in promoting the self-assessment and verification of compliance. In addition, a Compliance Guidebook has been prepared and distributed to employees, not only of the parent company but also to those of virtually all subsidiaries and affiliates in Japan, and measures are being implemented to conduct various forms of compliance training, including "e-learning," along with concerted efforts to raise the level of awareness of compliance matters within the Group. In addition to these initiatives, a Compliance Reporting and Consultation System has been created through an outside legal office to enable employees to receive advice without being concerned about being observed by other employees.

(3) Compensation Paid to Directors and Corporate Auditors

During the fiscal year under review, the amounts of compensation paid to the Company's directors and corporate auditors were as follows.

	Amounts Paid (Millions of yen)		
	Directors	Corporate Auditors	Total
Compensation based on the Articles of Incorporation and decisions of the General Meeting of Shareholders	¥605	¥74	¥679
Retirement payments based on decisions of the General Meeting of Shareholders	23	—	23
Total	¥628	¥74	¥702

ASSETS	Millions of yen 2008	Millions of yen 2007	Thousands of U.S. dollars (Note 1) 2008
Current assets:			
Cash on hand and in banks	¥ 39,875	¥ 39,351	$ 397,954
Receivables:			
Trade	417,934	428,589	4,170,997
Other	19,361	18,261	193,224
Allowance for doubtful receivables	(4,140)	(4,273)	(41,317)
	433,155	442,577	4,322,904
Inventories	439,310	427,934	4,384,331
Deferred tax assets (Note 12)	25,250	32,694	251,996
Other current assets	44,692	19,362	446,029
Total current assets	982,282	961,918	9,803,214
Investments and long-term loans:			
Investments in securities (Notes 3 and 4)	70,052	87,277	699,122
Long-term loans	2,006	1,402	20,020
Other (Note 6)	8,962	9,788	89,440
Allowance for doubtful receivables	(1,345)	(1,473)	(13,423)
Total investments and long-term loans	79,675	96,994	795,159
Property, plant and equipment (Note 6):			
Land	64,457	66,503	643,283
Buildings and structures	293,150	282,988	2,925,649
Machinery and equipment	468,065	456,072	4,671,307
Construction in progress	9,938	8,538	99,182
	835,610	814,101	8,339,421
Accumulated depreciation	(575,683)	(560,282)	(5,745,339)
Net property, plant and equipment	259,927	253,819	2,594,082
Deferred tax, intangible and other assets:			
Deferred tax assets (Note 12)	38,337	27,725	382,605
Intangible and other assets (Note 5)	18,549	17,524	185,120
	56,886	45,249	567,725
Total assets	¥1,378,770	¥1,357,980	$13,760,180

The accompanying notes to the consolidated financial statements are an integral part of these statements.

LIABILITIES AND NET ASSETS	Millions of yen 2008	Millions of yen 2007	Thousands of U.S. dollars (Note 1) 2008
Current liabilities:			
Short-term borrowings and current portion of long-term debt (Note 6)	¥ 137,681	¥ 138,463	$ 1,374,062
Trade payables (Note 6)	431,000	412,501	4,301,397
Advances from customers	124,679	124,445	1,244,301
Income taxes payable (Note 12)	16,836	13,365	168,024
Accrued bonuses	19,263	17,811	192,246
Provision for product warranties	6,734	5,100	67,206
Provision for losses on construction contracts	8,836	12,363	88,184
Provision for losses on damages suit	2,245	2,398	22,405
Deferred tax liabilities (Note 12)	270	296	2,695
Other current liabilities	76,997	79,764	768,432
Total current liabilities	824,541	806,506	8,228,952
Long-term liabilities:			
Long-term debt, less current portion (Note 6)	138,766	165,754	1,384,890
Employees' retirement and severance benefits (Note 7)	81,928	77,484	817,645
Deferred tax liabilities (Note 12)	5,433	3,996	54,222
Provision for environmental measures	2,168	—	21,636
Other	6,896	8,862	68,823
Total long-term liabilities	235,191	256,096	2,347,216
Contingent liabilities (Note 8)			
Net assets (Note 9):			
Common stock:			
Authorized—3,360,000,000 shares			
Issued—1,669,629,122 shares in 2008			
—1,659,625,876 shares in 2007	104,329	103,188	1,041,208
Capital surplus	54,291	53,179	541,826
Retained earnings	151,401	125,799	1,510,988
Net unrealized gains on securities	10,292	19,342	102,715
Gains/losses on hedging items	5,217	(1,608)	52,066
Foreign currency translation adjustments	(11,878)	(9,417)	(118,543)
Treasury stock—1,324,199 shares in 2008			
—210,479 shares in 2007	(460)	(55)	(4,591)
Minority interests	5,846	4,950	58,343
Total net assets	319,038	295,378	3,184,012
Total liabilities and net assets	¥1,378,770	¥1,357,980	$13,760,180

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2008	2007	2006	**2008**
Net sales	**¥1,501,097**	¥1,438,619	¥1,322,487	**$14,981,008**
Cost of sales	**1,262,032**	1,213,524	1,148,547	**12,595,130**
Gross profit	**239,065**	225,095	173,940	**2,385,878**
Selling, general and administrative expenses (Note 10)	**162,155**	155,953	132,145	**1,618,313**
Operating income	**76,910**	69,142	41,795	**767,565**
Other income (expenses):				
Interest and dividend income	**5,005**	3,807	3,225	**49,950**
Equity in income (loss) of non-consolidated subsidiaries and affiliates	**7,642**	2,694	(197)	**76,267**
Interest expense	**(7,980)**	(6,650)	(5,377)	**(79,641)**
Other, net (Note 11)	**(23,522)**	(23,725)	(16,146)	**(234,750)**
Income before income taxes and minority interests	**58,055**	45,268	23,300	**579,391**
Income taxes (Note 12):				
Current	**(23,271)**	(16,623)	(24,148)	**(232,246)**
Deferred	**1,260**	1,337	17,843	**12,575**
Minority interests in net income of consolidated subsidiaries	**(903)**	(210)	(528)	**(9,011)**
Net income	**¥ 35,141**	¥ 29,772	¥ 16,467	**$ 350,709**

	Yen			U.S. dollars (Note 1)
Per share amounts (Note 15):				
Earnings per share—basic	**¥21.1**	¥18.9	¥11.2	**$0.21**
Earnings per share—diluted	**20.6**	17.2	9.4	**0.21**
Cash dividends	**5.0**	5.0	3.0	**0.05**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

	Thousands	Millions of yen							
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Gains/ losses on hedging items	Foreign currency translation adjustments	Treasury stock	Minority interests
Balance at March 31, 2005	1,443,394	¥ 81,427	¥31,390	¥ 88,704	¥16,910	¥ —	¥(16,843)	¥(123)	¥ —
Net income for the year	—	—	—	16,467	—	—	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	—	5,417	—	—
Decrease in net unrealized gains on securities	—	—	—	—	(2,813)	—	—	—	—
Treasury stock purchased, net	—	—	—	—	—	—	—	85	—
Cash dividends	—	—	—	(3,606)	—	—	—	—	—
Gain on sales of treasury stock	—	—	46	—	—	—	—	—	—
Bonuses to directors and statutory auditors	—	—	—	(84)	—	—	—	—	—
Conversion of convertible bonds	114,321	10,658	10,658	—	—	—	—	—	—
Other (Note 13)	—	—	—	(705)	—	—	—	—	—
Balance at March 31, 2006	1,557,715	92,085	42,094	100,776	14,097	—	(11,426)	(38)	—
Net income for the year	—	—	—	29,772	—	—	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	—	2,009	—	—
Increase in net unrealized gains on securities	—	—	—	—	5,245	—	—	—	—
Treasury stock purchased, net	—	—	—	—	—	—	—	(17)	—
Cash dividends	—	—	—	(4,673)	—	—	—	—	—
Gain on sales of treasury stock	—	—	1	—	—	—	—	—	—
Bonuses to directors and statutory auditors	—	—	—	(14)	—	—	—	—	—
Conversion of convertible bonds	101,911	11,103	11,084	—	—	—	—	—	—
Other	—	—	—	(62)	—	(1,608)	—	—	4,950
Balance at March 31, 2007	1,659,626	103,188	53,179	125,799	19,342	(1,608)	(9,417)	(55)	4,950
Net income for the year	—	—	—	35,141	—	—	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	—	(2,461)	—	—
Decrease in net unrealized gains on securities	—	—	—	—	(9,050)	—	—	—	—
Treasury stock purchased, net	—	—	—	—	—	—	—	(410)	—
Cash dividends	—	—	—	(8,298)	—	—	—	—	—
Gain on sales of treasury stock	—	—	(1)	—	—	—	—	—	—
Conversion of convertible bonds	10,003	1,141	1,113	—	—	—	—	—	—
Other (Note 13)	—	—	—	(1,241)	—	6,825	—	5	896
Balance at March 31, 2008	**1,669,629**	**¥104,329**	**¥54,291**	**¥151,401**	**¥10,292**	**¥ 5,217**	**¥(11,878)**	**¥(460)**	**¥5,846**

	Thousands of U.S. dollars (Note 1)							
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Gains/ losses on hedging items	Foreign currency translation adjustments	Treasury stock	Minority interests
Balance at March 31, 2007	$1,029,820	$530,729	$1,255,479	$193,034	$(16,048)	$ (93,982)	$ (549)	$49,401
Net income for the year	—	—	350,709	—	—	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	(24,561)	—	—
Decrease in net unrealized gains on securities	—	—	—	(90,319)	—	—	—	—
Treasury stock purchased, net	—	—	—	—	—	—	(4,092)	—
Cash dividends	—	—	(82,814)	—	—	—	—	—
Gain on sales of treasury stock	—	(10)	—	—	—	—	—	—
Conversion of convertible bonds	11,388	11,107	—	—	—	—	—	—
Other (Note 13)	—	—	(12,386)	—	68,114	—	50	8,942
Balance at March 31, 2008	**$1,041,208**	**$541,826**	**$1,510,988**	**$102,715**	**$ 52,066**	**$(118,543)**	**$(4,591)**	**$58,343**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2008	2007	2006	2008
Cash flows from operating activities:				
Income before income taxes and minority interests	¥58,055	¥45,268	¥23,300	$579,391
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	37,455	30,279	30,551	373,802
Loss on impairment of fixed assets	2,764	—	3,008	27,585
Provision for retirement and severance benefits	7,124	8,460	17,092	71,098
Reversal of allowance for doubtful receivables	(406)	(2,224)	(44)	(4,052)
Provision for losses on construction contracts	(3,498)	(247)	5,660	(34,910)
Provision for restructuring charges on commercial aircraft manufacturing business	—	(9,557)	9,557	—
Loss on impairment of inventories for restructuring on commercial aircraft manufacturing business	—	—	6,259	—
Provision for loss on damages suit	(153)	2,398	—	(1,527)
Provision for environmental measures	2,168	—	—	21,637
Loss on disposal of inventories	1,350	1,025	1,738	13,473
Gain on sale of marketable and investment securities	(349)	(889)	(4,501)	(3,483)
Loss on sale of property, plant, and equipment	1,397	1,414	960	13,942
Gain on contribution of securities to the pension trust	(1,376)	—	(12,901)	(13,733)
Investment gain on equity method	(7,642)	—	—	(76,267)
Interest and dividend income	(5,005)	(3,807)	(3,225)	(49,950)
Interest expense	7,980	6,650	5,377	79,641
Changes in assets and liabilities:				
Decrease (increase) in:				
Trade receivables	(11,102)	(2,867)	(14,250)	(110,798)
Inventories	(19,046)	(40,608)	(49,754)	(190,080)
Other current assets	(10,723)	5,157	(1,247)	(107,016)
Increase (decrease) in:				
Trade payables	26,870	(1,248)	55,294	268,164
Advances received	1,849	25,285	(13,821)	18,453
Accrued bonuses	1,451	2,634	1,397	14,481
Other current liabilities	7,758	223	1,689	77,425
Other, net	(3,314)	2,887	2,583	(33,074)
Subtotal	93,607	70,233	64,722	934,202
Cash received for interest and dividends	9,608	5,393	3,129	95,888
Cash paid for interest	(8,035)	(6,438)	(5,332)	(80,190)
Cash paid for income taxes	(19,414)	(23,329)	(16,581)	(193,752)
Loss on cleaning of ground pollution	—	—	(177)	—
Net cash provided by operating activities	75,766	45,859	45,761	756,148

(Continues to next page)

(Continued from previous page)	Millions of yen 2008	2007	2006	Thousands of U.S. dollars (Note 1) 2008
Cash flows from investing activities:				
Decrease in time deposits with maturities over three months	**(1,635)**	27	101	**(16,317)**
Acquisition of property, plant and equipment	**(45,598)**	(31,651)	(34,657)	**(455,070)**
Proceeds from sales of property, plant, and equipment	**469**	2,301	2,232	**4,680**
Acquisition of intangible assets	**(5,238)**	(3,625)	(4,602)	**(52,275)**
Proceeds from sales of intangible assets	**55**	176	38	**549**
Acquisition of investments in securities	**(1,183)**	(10,089)	(5,765)	**(11,806)**
Proceeds from sale of investments in securities	**5,731**	1,589	6,871	**57,195**
Decrease (increase) in short-term loans receivable	**(278)**	254	(429)	**(2,774)**
Additions to long-term loans receivable	**(990)**	(88)	(895)	**(9,880)**
Proceeds from collection of long-term loans receivable	**94**	18	428	**938**
Other	**(517)**	(2,224)	168	**(5,160)**
Net cash used for investing activities	**(49,090)**	(43,312)	(36,510)	**(489,920)**
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	**13,099**	(9,958)	7,391	**130,729**
Proceeds from long-term debt	**3,328**	62,061	24,657	**33,214**
Repayment of long-term debt	**(34,817)**	(48,586)	(44,987)	**(347,475)**
Acquisition of treasury stock	**(479)**	(68)	(51)	**(4,780)**
Cash dividends paid	**(8,262)**	(4,577)	(3,622)	**(82,456)**
Cash dividends paid to minority interests	**(261)**	(179)	(109)	**(2,605)**
Net cash used for financing activities	**(27,392)**	(1,307)	(16,721)	**(273,373)**
Effect of exchange rate changes	**(501)**	482	703	**(5,000)**
Net increase (decrease) in cash and cash equivalents	**(1,217)**	1,722	(6,767)	**(12,145)**
Cash and cash equivalents at beginning of year	**39,228**	37,506	44,385	**391,496**
Increase in cash and cash equivalents due to changes in fiscal period of consolidated subsidiaries	**158**	—	—	**1,577**
Decrease in cash and cash equivalents arising from exclusion of consolidated subsidiaries	**—**	—	(112)	**—**
Cash and cash equivalents at end of year	**¥38,169**	¥39,228	¥37,506	**$380,928**
Supplemental information on cash flows:				
Cash and cash equivalents:				
Cash on hand and in banks in the balance sheets	**¥39,875**	¥39,351	¥37,650	**$397,954**
Time deposits with maturities over three months	**(1,706)**	(123)	(144)	**(17,026)**
Total	**¥38,169**	¥39,228	¥37,506	**$380,928**

The accompanying notes to the consolidated financial statements are an integral part of these statements.
See Note 14 for significant non-cash transactions.

1. Basis of Presenting Consolidated Financial Statements

Kawasaki Heavy Industries, Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their official accounting and disclosure records in Japanese yen. The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Law and its related accounting regulations and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards.

The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English, with some expanded descriptions and the inclusion of consolidated statements of changes in net assets, from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Financial Instruments and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The translations of the Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2008, which was ¥100.20 to US$1.00. The translations should not be construed as representations that the Japanese yen amounts have been, could have been or could in the future be converted into U.S. dollars at this or any other rate of exchange.

2. Significant Accounting Policies

(a) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and significant companies (together, the "Companies") over which the Company has power of control through majority voting rights or the existence of certain other conditions evidencing control.

The consolidated financial statements include the accounts of the Company and 95 (96 in 2007 and 96 in 2006) subsidiaries.

For the year ended March 31, 2008, 3 subsidiaries (3 in 2007 and 5 in 2006) were excluded from the consolidation. The amount of total assets, net sales, net income and retained earnings of these excluded subsidiaries, in the aggregate, would not have had a material effect on the consolidated financial statements if they were included in the consolidation.

(b) Application of the equity method of accounting

Investments in nonconsolidated subsidiaries and affiliates over which the Company has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method.

For the year ended March 31, 2008, 18 affiliates (19 in 2007 and 19 in 2006) were accounted for by the equity method.

For the year ended March 31, 2008, investments in 2 nonconsolidated subsidiaries (3 in 2007 and 5 and 2006) and 14 affiliates (13 in 2007 and 15 in 2006), were stated at cost without applying the equity method of accounting. If the equity method had been applied for these investments, net income and retained earnings of these excluded subsidiaries and affiliates would not have had a material effect on the consolidated financial statements.

(c) Consolidated subsidiaries' fiscal year-end

The fiscal year-end of 28 consolidated subsidiaries (29 in 2007 and 35 in 2006) is December 31.

These subsidiaries are consolidated as of December 31. Unusual significant transactions for the period between December 31 and March 31, the Company's year-end, are adjusted on consolidation.

(d) Elimination of inter-company transactions and accounts

All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated on consolidation, and the portion attributable to minority interests is credited to minority interests.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the Company acquired control of the respective subsidiary.

(e) Foreign currency translation

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the year-end rate.

The balance sheets of consolidated overseas subsidiaries are translated into Japanese yen at the year-end rate, except for shareholders' equity accounts, which are translated at historical rates. The income statements of consolidated overseas subsidiaries are translated at average rates, except for transactions with the Company, which are translated at the rates used by the Company.

The Company and its domestic subsidiaries report foreign currency translation adjustments in net assets.

(f) Appropriations of retained earnings

Appropriations of retained earnings are recorded in the fiscal year when the proposed appropriations are approved.

(g) Revenue recognition

Sale of products and construction contracts

Sales of products such as ships, rail cars, airplanes, machinery and motorcycles are principally recognized upon delivery. Contract revenue for construction of plants, machinery, bridges etc. is principally recognized on a customer acceptance basis. When prices for components or contract amounts for nearly completed contracts are not finalized, sales and cost of sales are estimated. The percentage-of-completion method is applied to long-term contracts such as those for ships, airplanes and plants exceeding ¥3,000 million. The stage of completion is normally determined based on the proportion of costs incurred to date to the estimated total costs of the contract. The completed contract method is applied to long-term contracts not exceeding ¥3,000 million.

Service revenue

Service revenues are recognized when services have been rendered. Services include supervisory or installation services for products such as rail cars, machinery and plants. When the price of such services is individually determined by the contract and the collectability of the revenue is reasonably assured, the service revenue is recognized on an accrual basis. Otherwise, the service revenue is recognized on a completion basis.

(h) Cash and cash equivalents

Cash on hand, readily-available deposits and short-term highly liquid and low risk investments with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents in preparing the consolidated statements of cash flows.

(i) Allowance for doubtful receivables

The allowance for possible losses from notes and accounts receivable, loans and other receivables is provided based on past experience and the Companies' estimates of losses on collection.

(j) Inventories

Inventories are stated at cost, which is determined principally by the specific identification cost method; the first-in, first-out method; or the moving average method.

(k) Assets and liabilities arising from derivative transactions

Assets and liabilities arising from derivative transactions are stated at fair value.

(l) Investments in securities

The Company and its consolidated domestic subsidiaries classify securities as (a) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities"), (b) equity securities issued by subsidiaries and affiliated companies and (c) all other securities (hereafter, "available-for-sale securities"). There were no trading securities at March 31, 2008 or 2007.

Held-to-maturity debt securities are stated mainly at amortized cost. Equity securities issued by subsidiaries and affiliated companies which are not consolidated or accounted for using the equity method are stated at moving average cost. Available-for-sale securities with available fair market values are stated at fair market value. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on the sale of such securities are computed using moving average cost. Other securities with no available fair market value are stated at moving average cost.

If the market value of held-to-maturity debt securities, equity securities issued by nonconsolidated subsidiaries or affiliated companies or available-for-sale securities declines significantly, such securities are stated at fair market value, and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline. If the fair market value of equity securities issued by nonconsolidated subsidiaries and affiliated companies not subject to the equity method is not readily available, such securities should be written down to net asset value with a corresponding charge in the statements of income in the event net asset value declines significantly. In these cases, such fair market value or the net asset value will be the carrying amount of the securities at the beginning of the next year.

(m) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation, except for buildings acquired after April 1998 in Japan, is mainly computed on a declining balance basis over the estimated useful life of the assets. Depreciation of buildings acquired after April 1998 in Japan is computed on a straight-line basis over the building's estimated useful life.

(n) Intangible assets

Amortization of intangible assets, including software for the Company's own use, is computed by the straight-line method over the estimated useful life of the assets.

Goodwill is amortized on a straight-line basis over the period its effect lasts. If the amount is not significant, it is expensed when incurred.

(o) Impairment of fixed assets

Effective April 1, 2005, the Company and its domestic consolidated domestic subsidiaries adopted a new accounting standard for impairment of fixed assets ("Opinion on Establishment of Accounting Standard for Impairment of Fixed Assets," issued by the Business Accounting Deliberation Council on August 9, 2002) and the guidance on the accounting standard for impairment of fixed assets (the "Financial Accounting Standard Guidance No. 6," issued by the Accounting Standards Board of Japan on October 31, 2003).

(p) Accrued bonuses

Accrued bonuses for employees are provided based on the estimated amount of payment.

(q) Provision for product warranty

The provision for product warranty is based on past experience and separately provided when able to be reasonably estimated.

(r) Provision for restructuring of the commercial aircraft manufacturing business
This provision is for estimated charges as the Company has reached a basic agreement with respect to the partial transfer of its manufacturing work on "EMBRAER 190" airplanes to Embraer—Empresa Brasileira de Aeronáutica S.A., which is the Brazilian co-developer of the airplane.

(s) Provision for losses on construction contracts
The provision for losses on uncompleted construction contracts at the fiscal year-end is made when substantial losses are anticipated for the next fiscal year and beyond and such losses can be reasonably estimated.

(t) Provision for environmental measures
The "Law Concerning Special Measures against PCB (poly chlorinated biphenyl) waste" requires companies to responsibly dispose of PCB waste. The Company reserved an amount for estimated expenses to treat PCB waste in the year ended March 31, 2008.

(u) Income taxes
The asset and liability approach is used to recognize deferred tax assets and liabilities for loss carryforwards and the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(v) Employees' retirement and severance benefits
Employees who terminate their services with the Company and its consolidated domestic subsidiaries are generally entitled to lump-sum payments, the amounts of which are determined by reference to basic rates of pay at the time of termination and length of service.

The liabilities and expenses for retirement and severance benefits are determined based on amounts actuarially calculated using certain assumptions. The Company and its consolidated domestic subsidiaries provided the allowance for employees' retirement and severance benefits based on the estimated amounts of projected benefit obligation and fair value of plan assets (including retirement benefit trust).

The excess of the projected benefit obligation over liabilities for retirement and severance benefits recorded as of April 1, 2000 (the "net transition obligation") is being recognized in expenses in equal amounts primarily over 10 years commencing with the year ended March 31, 2001. Actuarial gains and losses and prior service costs are recognized in expenses in equal amounts within the average of the estimated remaining service years of the employees commencing with the following and the current period, respectively.

Employees of the Company's overseas consolidated subsidiaries are generally covered by various pension plans accounted for in accordance with generally accepted accounting principles in the country of domicile.

(w) Accounting standard for presentation of net assets in the balance sheet
Effective from the year ended March 31, 2007, the Company and its consolidated subsidiaries adopted the new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005), and the implementation guidance for the accounting standard for presentation of net assets in the balance sheet (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005), (collectively, "the New Accounting Standards").

(x) Accounting standard for statement of changes in net assets
Effective from the year ended March 31, 2007, the Company and its consolidated subsidiaries adopted the new accounting standard, "Accounting Standard for Statement of Changes in Net Assets" (Statement No. 6 issued by the Accounting Standards Board of Japan on December 27, 2005), and the implementation guidance for the accounting standard for statement of changes in net assets (the Financial Accounting Standard Implementation Guidance No. 9 issued by the Accounting Standards Board of Japan on December 27, 2005), (collectively, the "Additional New Accounting Standards").

Accordingly, the Company prepared the statements of changes in net assets for the year ended March 31, 2007 in accordance with the Additional New Accounting Standards. Also, the Company voluntarily prepared the consolidated statement of changes in net assets for 2006 in accordance with the Additional New Accounting Standards.

(y) Hedge accounting
The Company and its consolidated subsidiaries employ deferred hedge accounting. If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and its consolidated subsidiaries defer recognition of gains or losses resulting from changes in the fair value of derivative financial instruments until the related losses or gains on the hedged items are recognized.

(z) Finance leases
For the Company and its consolidated domestic subsidiaries, finance leases that do not transfer ownership and do not have bargain purchase provisions are accounted for in the same manner as operating leases in accordance with Japanese GAAP.

(aa) Earnings per share
The computations of earnings per share shown in the consolidated statements of income are based upon net income available to common stockholders and the weighted average number of shares outstanding during each period.

Diluted earnings per share is computed based on the assumption that all dilutive convertible bonds were converted at the beginning of the year.

(bb) Cash dividends
Per share amounts of cash dividends for each period represent dividends declared as applicable to the respective year.

(cc) Accounting changes in method of depreciation

Effective from the year ended March 31, 2008, the Company and its consolidated domestic subsidiaries changed the method of depreciation for fixed assets acquired after April 1, 2007 in accordance with the revised corporation tax law in Japan.

As a result of this change, operating income and income before taxes and minority interests were ¥1,162 million ($11,597 thousand) less than what they would have been without the change.

In addition, effective from the year ended March 31, 2008, the Company and its consolidated domestic subsidiaries started to depreciate the 5% residual value of fixed assets acquired before March 31, 2007 over 5 years on a straight line basis to 1 yen from the year after the year when the book value of each asset reached 5% of the acquisition cost, in accordance with the revised corporation tax law in Japan.

As a result of this change, operating income and income before taxes and minority interests were ¥2,761 million ($27,555 thousand) less than they would have been without the change.

3. Securities

(a) Acquisition costs and book values (fair values) of available-for-sale securities with available fair values as of March 31, 2008 and 2007 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2008			
	Acquisition cost	Book value	Difference	Difference
Securities with book values exceeding acquisition costs:				
Equity securities	¥15,982	¥33,990	¥18,008	$179,720
Other securities:				
Equity securities	3,878	2,732	(1,146)	(11,437)
Total	¥19,860	¥36,722	¥16,862	$168,283

	Millions of yen		
	2007		
	Acquisition cost	Book value	Difference
Securities with book values exceeding acquisition costs:			
Equity securities	¥17,281	¥49,127	¥31,846
Other securities:			
Equity securities	187	138	(49)
Total	¥17,468	¥49,265	¥31,797

(b) Acquisition costs and book values of held-to-maturity debt securities with available fair values as of March 31, 2008 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2008			
	Acquisition cost	Book value	Difference	Difference
Securities with book values exceeding acquisition costs:				
Bonds	¥301	¥303	¥2	$19

(c) Book values of investments in securities with no available fair values as of March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
	Book value	Book value	Book value
Held-to-maturity debt securities:			
Public corporation bond	¥ 2	¥ —	$ 19
Total	¥ 2	¥ —	$ 19
Available-for-sale securities:			
Equity securities	¥ 8,445	¥ 9,014	$ 84,281
Other	1,717	6,686	17,136
Total	¥10,162	¥15,700	$101,417

See Note 4 for investments in nonconsolidated subsidiaries and affiliates.

(d) Sales amounts of available-for-sale securities and related gains and losses for the years ended March 31, 2008, 2007 and 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars		
	2008					
	Sales amounts	Gains	Losses	Sales amounts	Gains	Losses
Equity securities	¥729	¥465	¥—	$7,275	$4,640	$—

	Millions of yen		
	2007		
	Sales amounts	Gains	Losses
Equity securities	¥1,493	¥880	¥(0)

	Millions of yen		
	2006		
	Sales amounts	Gains	Losses
Equity securities	¥6,319	¥4,398	¥(18)

4. Investments in Nonconsolidated Subsidiaries and Affiliates

Investments in nonconsolidated subsidiaries and affiliates as of March 31, 2008 and 2007 were ¥22,862 million ($228,163 thousand) and ¥22,009 million, respectively.

5. Goodwill

Goodwill included in intangible and other assets was as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
	¥41	¥212	$409

6. Short-Term Borrowings and Long-Term Debt

Short-term borrowings and long-term debt as of March 31, 2008 and 2007 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Short-term borrowings:			
Short-term debt, principally bank loans, bearing average interest rates of 2.904 percent and 3.757 percent as of March 31, 2008 and 2007, respectively	¥112,654	¥106,520	$1,124,292
Current portion of long-term debt, bearing average interest rates of 1.274 percent and 1.158 percent as of March 31, 2008 and 2007, respectively	25,027	31,943	249,770
Total short-term debt	¥137,681	¥138,463	$1,374,062
Long-term debt:			
Loans from banks and other financial institutions, partly secured by mortgage or other collateral, due from 2007 to 2035, bearing average interest rates of 1.487 percent and 1.457 percent as of March 31, 2008 and 2007, respectively	¥ 85,285	¥ 96,871	$ 851,147
Notes and bonds issued by the Company:			
2.00 percent notes due 2007	—	10,000	—
2.51–2.775 percent notes due 2008	10,000	20,000	99,800
1.07–2.33 percent notes due 2009	20,000	20,000	199,600
1.52–1.60 percent notes due 2011	20,000	20,000	199,600
1.84 percent notes due 2013	10,000	10,000	99,800
0.90 percent convertible bonds due 2008	7,518	7,518	75,030
1.00 percent convertible bonds due 2011	7,038	7,039	70,240
Zero coupon convertible bonds due 2010*	477	612	4,761
Zero coupon convertible bonds due 2011*	3,475	5,657	34,682
	163,793	197,697	1,634,660
Less portion due within one year	(25,027)	(31,943)	(249,770)
Total long-term debt	¥138,766	¥165,754	$1,384,890

*As of March 31, 2008, all the decreases in the zero coupon convertible bonds due in 2010 and 2011 resulted from conversions.

As of March 31, 2008, convertible bonds due from 2008 through 2011 were convertible into shares of common stock at the option of the holder at prices of ¥598 ($5.97), ¥182 ($1.82) and ¥232 ($2.32) per share. The conversion prices are subject to adjustments under specified conditions.

As of March 31, 2008 and 2007, the following assets were pledged as collateral for short-term borrowings and long-term debt:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Land	¥ 940	¥1,255	$ 9,381
Buildings	5,522	2,321	55,110
Other investments	315	318	3,143
Total	¥6,777	¥3,894	$67,634

As of March 31, 2008 and 2007, debt secured by the above pledged assets was as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Trade payables	¥ 79	¥ 66	$ 788
Short-term and long-term debt	2,698	4,374	26,926
Total	¥2,777	¥4,440	$27,714

The aggregate annual maturities of long-term debt as of March 31, 2008 were as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2009	¥ 25,027	$ 249,770
2010	31,782	317,185
2011	5,324	53,134
2012	56,749	566,357
2013 and thereafter	44,911	448,214
Total	¥163,793	$1,634,660

7. Employees' Retirement and Severance Benefits

The liability for employees' retirement and severance benefits included in the liability section of the consolidated balance sheets as of March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Projected benefit obligation	¥182,766	¥ 186,953	$1,824,012
Unrecognized prior service costs	14,162	16,347	141,337
Unrecognized actuarial differences	4,682	26,398	46,726
Less fair value of plan assets	(96,979)	(116,999)	(967,854)
Less unrecognized net transition obligation	(25,029)	(37,545)	(249,790)
Prepaid pension cost	2,326	2,330	23,214
Liability for retirement and severance benefits	¥ 81,928	¥ 77,484	$ 817,645

Retirement and severance benefit expenses in the consolidated statements of income for the years ended March 31, 2008, 2007 and 2006 comprised the following:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Service costs—benefits earned during the year	¥ 8,556	¥ 8,722	¥ 8,548	$ 85,389
Interest cost on projected benefit obligation	4,625	4,676	4,512	46,157
Expected return on plan assets	(945)	(974)	(860)	(9,431)
Amortization of prior service costs	(2,285)	(2,214)	(2,248)	(22,804)
Amortization of actuarial differences	(1,983)	(782)	1,664	(19,790)
Amortization of net transition obligation	12,514	12,516	12,989	124,890
Contribution to the defined contribution pension plans	483	420	367	4,820
Retirement and severance benefit expenses	¥20,965	¥22,364	¥24,972	$209,231

Basic assumptions and information used to calculate the retirement and severance benefits were as follows:

	2008	2007	2006
Discount rate	mainly 2.5%	mainly 2.5%	mainly 2.5%
Expected rate of return on plan assets			
(For the Company and consolidated domestic subsidiaries)	0.0 to 3.5%	0.0 to 3.5%	0.0 to 3.5%
(For consolidated overseas subsidiaries)	7.75%	7.75%	7.75%
Amortization period for prior service costs	mainly 10 years	10 to 15 years	10 to 15 years
Amortization period for actuarial gains and losses	mainly 10 years	10 to 15 years	10 to 15 years
Amortization period for transition obligation	mainly 10 years	mainly 10 years	mainly 10 years

8. Contingent Liabilities

Contingent liabilities as of March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
As guarantor of indebtedness of employees, nonconsolidated subsidiaries, affiliates and others	¥38,393	¥28,036	$383,163

9. Net Assets

As described in Note 2 (w), net assets comprises four subsections, which are owners' equity, accumulated gains (losses) from valuation and translation adjustments, share subscription rights and minority interests.

The Japanese Corporate Law ("the Law") became effective on May 1, 2006, replacing the Japanese Commercial Code ("the Code").

The Law is generally applicable to events and transactions occurring after April 30, 2006 and for fiscal years ending after that date. Under Japanese laws and regulations, the entire amount paid for new shares is required to be designated as common stock. However, a company may, by a resolution of the Board of Directors, designate an amount not exceeding one-half of the price of the new shares as additional paid-in capital, which is included in capital surplus.

Under the Law, if a dividend distribution of surplus is made, the smaller of an amount equal to 10% of the dividend or the excess, if any, of 25% of common stock over the total of additional paid-in capital and legal earnings reserve must be set aside as additional paid-in-capital or legal earnings reserve. Legal earnings reserve is included in retained earnings in the accompanying consolidated balance sheets.

Under the Code, companies were required to set aside an amount equal to at least 10% of the aggregate amount of cash dividends and other cash appropriations as legal earnings reserve until the total of legal earnings reserve and additional paid-in capital equaled 25% of common stock.

Under the Code, legal earnings reserve and additional paid-in capital could be used to eliminate or reduce a deficit by a resolution of the shareholders' meeting or could be capitalized by a resolution of the Board of Directors. Under the Law, both of these appropriations generally require a resolution of the shareholders' meeting.

Additional paid-in capital and legal earnings reserve may not be distributed as dividends. Under the Code, however, on condition that the total amount of legal earnings reserve and additional paid-in capital remained equal to or exceeded 25% of common stock, they were available for distribution by resolution of the shareholders' meeting. Under the Law, all additional paid-in capital and all legal earnings reserve may be transferred to other capital surplus and retained earnings, respectively, which are potentially available for dividends.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with Japanese laws and regulations.

10. Research and Development Expenses

Research and development expenses, included in selling, general and administrative expenses, were as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Research and development expenses	¥36,228	¥33,819	¥27,040	$361,556

Through the year ended March 31, 2005, expenses to develop new models in the consumer product and machinery business had not been presented as research and development expenses. However, as the proportion of the business in the Company grew, the Company decided to include such expenses in research and development expenses commencing in the year ended March 31, 2006 to improve the usefulness and comparability of the financial statements.

As a result of this change, research and development expenses were ¥14,417 million ($122,729 thousand) more than what they would have been under the previous method. Applied retroactively for the year ended March 31, 2005, research and development expenses would have been ¥26,460 million ($225,249 thousand) under the new recording method.

Through the year ended March 31, 2006, expenses to develop new models in the consumer product and machinery business were included in cost of sales as production costs. However, as expenditures having research and development characteristics such as the development of new techniques or adaptation of new materials increased, the Company decided to include the expenditures in selling and general administrative expenses from the year ended March 31, 2007 to improve the usefulness and comparability of financial statements. This change has had little impact on net income. Moreover as a result of this change, cost of sales was ¥18,008 million less and selling and general administrative expenses the same amount more than what they would have been with the previous method.

In addition, the amount of the expenses included in cost of sales in the year ended March 31, 2006 was ¥14,417 million.

11. Other Income (Expenses): Other, Net

Other income (expenses): other, net in the consolidated statements of income comprised as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	**2008**
Gain on contribution of securities to the pension trust (a)	¥ 1,375	¥ —	¥ 12,901	$ 13,722
Gain on sales of marketable securities and investments in securities	465	884	4,380	4,640
Gain on sales of investments in affiliates	292	—	—	2,914
Gain on sales of subsidiaries' shares	—	—	277	—
Foreign exchange loss, net	(11,549)	(13,391)	(8,901)	(115,260)
Loss on impairment of fixed assets (b)	(2,763)	—	(3,008)	(27,574)
Loss on damages suit (c)	(2,245)	(2,398)	—	(22,405)
Loss on environmental measures (d)	(2,167)	—	—	(21,626)
Loss on sales of investments in affiliates	(408)	—	—	(4,071)
Loss on breach of the Antimonopoly Act (e)	—	(1,387)	(731)	—
Loss on the restructuring the commercial aircraft manufacturing business (f)	—	—	(15,816)	—
Loss on cleaning of ground pollution (g)	—	—	(1,054)	—
Loss on sales of subsidiaries' shares	—	—	(155)	—
Other, net	(6,522)	(7,433)	(4,039)	(65,090)
Total	¥(23,522)	¥(23,725)	¥(16,146)	$(234,750)

(a) "Gain on contribution of securities to the pension trust" resulted from additional contributions of investment securities to the pension trust.

(b) Loss on impairment of fixed assets

Because the profitability or market prices of some asset groups declined, the Company and its consolidated domestic subsidiaries reduced the book value of such assets to the recoverable amounts.

Assets are grouped mainly by units of business and significant assets for rent or those which are idle are treated separately.

Recoverable amounts were determined by net sales value, and net sales value was estimated by appraisal or property tax assessment.

Asset groups for which the Company and its subsidiaries recognized impairment losses for the year ended March 31, 2006 were as follows:

Function or status	Location	Type of asset
Assets for golf links	Tomakomai City, Hokkaido	Golf course and buildings, etc.
Idle assets	Chuo-ku, Kobe City, etc.	Land, etc.

Impairment losses for the year ended March 31, 2006 consisted of the following:

	Millions of yen	Thousands of U.S. dollars
Land	¥ 618	$ 5,261
Golf course	1,086	9,245
Buildings, etc.	1,304	11,101
	¥3,008	$25,607

Asset groups for which the Company and its subsidiaries recognized impairment losses for the year ended March 31, 2008 were as follows:

Function or status	Location	Type of asset
Operating property	Sodegaura City, Chiba	Land
Idle assets	Sodegaura City, Chiba	Land, etc.
Operating property	Inami-cho, Kako-gun, Hyogo	Land

Impairment losses for the year ended March 31, 2008 consisted of the following:

	Millions of yen	Thousands of U.S. dollars
Land	¥2,277	$22,725
Buildings, etc.	486	4,850
	¥2,763	$27,575

(c) "Loss on damages suit" is a provision for compensation in case the Company faces a payout of monetary damages.

(d) "Loss on environmental measures" is a provision for the disposal of PCB waste in accordance with the "Law Concerning Special Measures against PCB waste".

(e) "Loss on breach of the Antimonopoly Act" is due to assessments, etc. that the The Fair Trade Commission of Japan imposed on the Company with regard to bids for steel bridges, tunnel ventilations and water gates.

(f) Loss on the restructuring the commercial aircraft manufacturing business
As the aerospace business has been receiving requests for sharp increases in the production of commercial aircraft, including Boeing aircraft, the Company concluded it would be difficult to accept all of the requests. As a result of our reassessment of our corporate resources in this business, the Company reached a basic agreement with respect to the partial transfer of its manufacturing work on "EMBRAER 190" airplanes to Embraer—Empresa Brasileira de Aeronáutica S.A., which is our Brazilian co-developer of the airplane. This transfer gave rise to a loss of ¥15,816 million ($134,639 thousand) composed of expected charges for the transfer, a loss on impairment of work-in-process and expenses regarding a subsidiary named Kawasaki Aeronáutica Do Brasil Industria Ltda., which is expected to be liquidated.

The amount of loss comprised the following:

	Millions of yen	Thousands of U.S. dollars
Expected charges for the transfer	¥ 6,977	$ 59,394
Loss on impairment of work-in-process	6,259	53,282
Expenses for liquidation of a subsidiary	2,580	21,963
Total	¥15,816	$134,639

(g) "Loss on cleaning of ground pollution" arose from the ground pollution at the former Yachiyo works.

12. Income Taxes

Income taxes in Japan applicable to the Company and its consolidated domestic subsidiaries consist of corporation tax (national tax) and enterprise and inhabitants taxes (local taxes) which, in the aggregate, resulted in normal statutory tax rate of approximately 40.5 percent for each of the years ended March 31, 2008 and 2007.

The significant differences between the statutory and effective tax rates for the years ended March 31, 2008 and 2007 were as follows:

	2008	2007
Statutory tax rate	40.5%	40.5%
Research and development tax credit	(3.4)	(6.7)
Other	(0.8)	(0.1)
Effective tax rate	37.9%	33.7%

Significant components of deferred tax assets and liabilities as of March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Deferred tax assets:			
Accrued bonuses	¥ 8,655	¥ 7,958	$ 86,377
Retirement benefits	44,835	49,380	447,455
Provision for losses on uncompleted contracts	3,285	4,649	32,784
Allowance for doubtful receivables	894	904	8,922
Inventories—elimination of inter-company profits	6,246	4,811	62,335
Fixed assets—elimination of inter-company profits	566	571	5,648
Depreciation	1,702	1,328	16,986
Net operating loss carryforwards	1,038	1,728	10,359
Unrealized loss of marketable securities, investments in securities and other	1,599	1,912	15,958
Other	21,437	23,195	213,944
Gross deferred tax assets	90,257	96,436	900,768
Less valuation allowance	(7,825)	(9,397)	(78,094)
Total deferred tax assets	82,432	87,039	822,674
Deferred tax liabilities:			
Deferral of gain on sale of fixed assets	5,222	5,505	52,115
Net unrealized gain on securities	6,590	12,682	65,768
Unrealized gain on uncompleted contracts	—	429	—
Unrealized gain on contribution of securities to the pension trust	6,552	5,995	65,389
Other	6,184	6,301	61,718
Total deferred tax liabilities	24,548	30,912	244,990
Net deferred tax assets	¥57,884	¥56,127	$577,684

13. Retained Earnings ("Others")

(a) This decrease in retained earnings for the year ended March 31, 2006, mainly resulted from the cumulative effect of a new accounting standard in the United Kingdom for the unrecognized pension liability of a subsidiary, Kawasaki Precision Machinery (U.K.) Limited.

(b) The decrease in retained earnings for the year ended March 31, 2008, mainly resulted from the cumulative effect of a new accounting standard in the United States for the unrecognized pension liability of subsidiaries, Kawasaki Motors Manufacturing Corp., U.S.A. and Kawasaki Motors Corp., U.S.A.

14. Significant Noncash Transactions

The increases in common stock and capital surplus and the decrease in convertible bonds due to conversion of convertible bonds in the year ended March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Increase of common stock due to conversion	**¥1,141**	¥11,102	**$11,387**
Increase of capital surplus due to conversion	**1,113**	11,083	**11,108**
Decrease in convertible bonds due to conversion	**2,318**	22,236	**23,134**

The sum of the increases of common stock and capital surplus differed from the decrease in convertible bonds because the Company provided the bondholders with treasury stock instead of issuing new shares.

15. Earnings per Share

The basis of per share amount calculation for the year ended March 31, 2008, 2007 and 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	**2008**
Basic earnings per share:				
Net income	**¥35,141**	¥29,772	¥16,468	**$350,709**
Earnings not attributable to common shareholders	**—**	—	(9)	**—**
Net income allocated to the common stocks	**35,141**	29,772	16,459	**350,709**
	Number of shares in thousands			
Weighted-average number of common stocks	**1,667**	1,571	1,469	

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	**2008**
Diluted earnings per share:				
Net income adjustment	**¥97**	¥186	¥250	**$968**
(Interest expense etc.)	**(97)**	(186)	(250)	**(968)**
	Number of shares in thousands			
Increased common stocks	**45**	167	299	
(Convertible bonds)	**(24)**	(43)	(70)	
(Zero coupon convertible bonds)	**(21)**	(124)	(229)	

16. Derivative Transactions

Since the Company and its consolidated subsidiaries operate internationally and have a substantial volume of export and import transactions, they enter into foreign currency exchange and option transactions in order to manage the risks of fluctuations in exchange rates in relation to foreign currency denominated assets, liabilities and future transactions.

The Company and its consolidated subsidiaries also enter into interest swap and option transactions to hedge against future fluctuations in interest rates on borrowings, primarily to fix, cap or collar interest rates on variable rate debt.

The Company and its consolidated subsidiaries purchase derivatives to hedge against risks of fluctuations in currency exchange rates and interest rates rather than for dealing or speculation.

For derivative transactions that meet the conditions for hedge accounting, the Company and its consolidated subsidiaries apply hedge accounting principles. Derivative transactions that meet the conditions for hedge accounting are required to be disclosed.

In order to minimize credit risk, the Company and its consolidated subsidiaries use only highly rated international financial institutions as counterparties to derivative transactions.

The Company and its consolidated subsidiaries have established policies that restrict the use of derivative instruments, including limits as to the purpose, nature, type and amount and that require reporting and review in order to control the use of derivatives and manage risk.

(a) Outstanding positions and recognized gains and losses at March 31, 2008 were as follows:

	Millions of yen			Thousands of U.S. dollars
	Contract amount	Market value	Gain (loss)	Gain (loss)
Currency related contracts:				
Foreign exchange contracts:				
To sell	¥91,794	¥85,381	¥6,413	$64,001
To purchase	1,865	1,854	(11)	(109)
Option contracts:				
To sell	3,320	4	32	319
To purchase	3,040	34	(2)	(20)
Total			¥6,432	$64,191

(b) Outstanding positions and recognized gains and losses at March 31, 2007 were as follows:

	Millions of yen		
	Contract amount	Market value	Gain (loss)
Currency related contracts:			
Foreign exchange contracts:			
To sell	¥91,232	¥96,479	¥(5,247)
To purchase	5,478	5,535	57
Option contracts:			
To sell	1,444	126	(96)
To purchase	1,392	0	(30)
Total			¥(5,316)

17. Finance Leases

Finance lease information, as required to be disclosed in Japan, for the respective years was as follows:

(a) As lessee

The original costs of leased assets under non-capitalized finance leases and accumulated depreciation, assuming it is calculated by the straight-line method over the terms of the leases, as of March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Property, plant and equipment	¥39,178	¥35,822	$390,997
Accumulated depreciation	(12,845)	(12,388)	(128,193)
	¥26,333	¥23,434	$262,804
Intangible assets	¥ 1,110	¥ 1,362	$ 11,077
Accumulated amortization	(425)	(779)	(4,241)
	¥ 685	¥ 583	$ 6,836

The present values of future minimum lease payments under non-capitalized finance leases as of March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Current portion	¥ 5,737	¥ 5,345	$ 57,255
Noncurrent portion	22,691	19,535	226,457
Total	¥28,428	¥24,880	$283,712

Lease payments, "as if capitalized" depreciation and amortization and interest expense for non-capitalized finance leases were as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Lease payments	¥6,028	¥5,349	¥4,789	$60,159
Depreciation and amortization	5,671	4,956	4,469	56,596
Interest	644	444	325	6,427

(b) As lessor

The original costs of leased assets under finance leases and accumulated depreciation as of March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Property, plant and equipment	¥2,250	¥1,989	$22,454
Accumulated depreciation	(827)	(918)	(8,253)
	¥1,423	¥1,071	$14,201
Intangible assets	¥ 88	¥ 43	$ 878
Accumulated amortization	(47)	(23)	(469)
	¥ 41	¥ 20	$ 409

The present values of future minimum lease payments to be received under finance leases as of March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Current portion	¥ 638	¥ 519	$ 6,367
Noncurrent portion	1,500	1,142	14,970
Total	¥2,138	¥1,661	$21,337

Lease payments received, depreciation and amortization and interest on finance leases were as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Lease payments received	¥379	¥285	¥295	$3,782
Depreciation and amortization	307	244	263	3,063
Interest	65	32	27	648

18. Operating Leases

The present values of future minimum lease payments under operating leases as of March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Current portion	¥330	¥380	$3,293
Non-current portion	143	400	1,427
Total	¥473	¥780	$4,720

19. Segment Information

(a) Information by industry segment

Industry segments of the Company and its consolidated subsidiaries are classified based on an internal company system: 1) Shipbuilding, 2) Rolling Stock & Construction Machinery, 3) Aerospace, 4) Gas Turbines & Machinery, 5) Plant & Infrastructure Engineering, 6) Consumer Products & Machinery, 7) Hydraulic Machinery and 8) Other.

The Shipbuilding segment manufactures and sells ships, submarines and maritime application equipment. Operations within the Rolling Stock & Construction Machinery segment include the production and sale of rolling stock & construction machines. Products manufactured and sold by the Aerospace segment include airplanes and helicopters. The Gas Turbines & Machinery segment manufactures and sells gas turbines, airplane engines and prime movers. Operations within the Plant & Infrastructure Engineering segment include the production and sale of boilers, chemical and cement plants and refuse incineration plants. Products manufactured and sold by the Consumer Products & Machinery segment include motorcycles, ATVs (All-Terrain Vehicles) and Jet Ski® watercrafts. Operations within the Hydraulic Machinery segment include the production and sale of hydraulic machines. Operations within the Other segment include the production and sale of merchandise, etc. The operations also involve trade, mediation of overseas sales and orders and other activities.

The Hydraulic Machinery segment, which had been included in "Other" until the year 2007, is presented separately for the year 2008 as its materiality has increased.

The information for the years 2007 and 2006 below has been retroactively restated based on the new industry segment categories.

	Millions of yen							
	2008							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 141,397	¥ 1,568	¥ 142,965	¥ 139,712	¥ 3,253	¥ 134,577	¥ 2,459	¥ 4,161
Rolling Stock & Construction Machinery	171,739	727	172,466	165,293	7,173	161,585	3,579	6,454
Aerospace	237,349	1,644	238,993	228,117	10,876	281,517	6,232	6,154
Gas Turbines & Machinery	185,486	16,940	202,426	189,034	13,392	188,133	3,765	5,392
Plant & Infrastructure Engineering	142,547	13,747	156,294	145,455	10,839	132,174	1,926	1,318
Consumer Products & Machinery	433,963	8,244	442,207	422,537	19,670	315,309	13,517	19,367
Hydraulic Machinery	84,028	8,724	92,752	83,635	9,117	53,348	2,659	4,801
Other	104,588	40,234	144,822	142,469	2,353	164,445	1,699	1,674
Total	1,501,097	91,828	1,592,925	1,516,252	76,673	1,431,088	35,836	49,321
Eliminations and corporate	—	(91,828)	(91,828)	(92,065)	237	(52,318)	1,619	1,217
Consolidated total	¥1,501,097	¥ —	¥1,501,097	¥1,424,187	¥76,910	¥1,378,770	¥37,455	¥50,538

	Millions of yen							
	2007							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 108,849	¥ 1,861	¥ 110,710	¥ 112,958	¥ (2,248)	¥ 117,832	¥ 2,169	¥ 1,194
Rolling Stock & Construction Machinery	184,283	500	184,783	171,613	13,170	172,615	2,660	8,253
Aerospace	269,108	1,687	270,795	257,395	13,400	279,574	5,291	3,029
Gas Turbines & Machinery	183,309	14,410	197,719	187,882	9,837	165,412	3,076	5,354
Plant & Infrastructure Engineering	122,062	19,670	141,732	144,163	(2,431)	141,472	1,816	996
Consumer Products & Machinery	403,702	9,184	412,886	385,323	27,563	303,730	10,539	12,828
Hydraulic Machinery	66,649	8,598	75,247	69,185	6,062	46,788	1,631	4,955
Other	100,657	40,434	141,091	137,546	3,545	159,432	1,519	1,177
Total	1,438,619	96,344	1,534,963	1,466,065	68,898	1,386,855	28,701	37,786
Eliminations and corporate	—	(96,344)	(96,344)	(96,588)	244	(28,875)	1,578	1,483
Consolidated total	¥1,438,619	¥ —	¥1,438,619	¥1,369,477	¥69,142	¥1,357,980	¥30,279	¥39,269

	Millions of yen							
	2006							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 109,697	¥ 1,428	¥ 111,125	¥ 112,833	¥ (1,708)	¥ 105,210	¥ 2,700	¥ 1,990
Rolling Stock & Construction Machinery	168,306	917	169,223	160,419	8,804	179,478	2,350	3,272
Aerospace	218,533	2,013	220,546	210,845	9,701	268,871	5,295	12,113
Gas Turbines & Machinery	161,431	16,937	178,368	171,564	6,804	140,900	2,804	2,893
Plant & Infrastructure Engineering	164,506	20,972	185,478	193,972	(8,494)	135,448	1,859	733
Consumer Products & Machinery	366,960	6,759	373,719	353,819	19,900	280,972	11,020	15,480
Hydraulic Machinery	46,260	11,510	57,770	53,546	4,224	32,145	957	2,959
Other	86,794	42,278	129,072	126,633	2,439	144,276	1,794	1,268
Total	1,322,487	102,814	1,425,301	1,383,631	41,670	1,287,300	28,779	40,708
Eliminations and corporate	—	(102,814)	(102,814)	(102,939)	125	(3,215)	1,772	1,016
Consolidated total	¥1,322,487	¥ —	¥1,322,487	¥1,280,692	¥41,795	¥1,284,085	¥30,551	¥41,724

	Thousands of U.S. dollars							
	2008							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	$ 1,411,148	$ 15,649	$ 1,426,797	$ 1,394,331	$ 32,466	$ 1,343,084	$ 24,541	$ 41,527
Rolling Stock & Construction Machinery	1,713,962	7,255	1,721,217	1,649,631	71,586	1,612,625	35,719	64,411
Aerospace	2,368,752	16,407	2,385,159	2,276,617	108,542	2,809,551	62,196	61,417
Gas Turbines & Machinery	1,851,158	169,062	2,020,220	1,886,567	133,653	1,877,575	37,575	53,812
Plant & Infrastructure Engineering	1,422,625	137,196	1,559,821	1,451,647	108,174	1,319,102	19,222	13,154
Consumer Products & Machinery	4,330,968	82,275	4,413,243	4,216,936	196,307	3,146,796	134,900	193,283
Hydraulic Machinery	838,603	87,066	925,669	834,681	90,988	532,415	26,537	47,914
Other	1,043,792	401,537	1,445,329	1,421,845	23,484	1,641,167	16,955	16,708
Total	14,981,008	916,447	15,897,455	15,132,255	765,200	14,282,315	357,645	492,226
Eliminations and corporate	—	(916,447)	(916,447)	(918,812)	2,365	(522,135)	16,157	12,145
Consolidated total	$14,981,008	$ —	$14,981,008	$14,213,443	$767,565	$13,760,180	$373,802	$504,371

(b) Information by geographic area

	Millions of yen					
	2008					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥1,058,487	¥ 307,546	¥1,366,033	¥1,291,102	¥74,931	¥1,103,514
North America	267,560	25,202	292,762	293,276	(514)	191,075
Europe	131,608	5,321	136,929	132,449	4,480	83,928
Asia	33,297	24,752	58,049	56,597	1,452	37,917
Other areas	10,145	247	10,392	10,119	273	3,335
Total	1,501,097	363,068	1,864,165	1,783,543	80,622	1,419,769
Eliminations and corporate	—	(363,068)	(363,068)	(359,356)	(3,712)	(40,999)
Consolidated total	¥1,501,097	¥ —	¥1,501,097	¥1,424,187	¥76,910	¥1,378,770

	Millions of yen					
	2007					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥1,042,993	¥ 278,960	¥1,321,953	¥1,256,538	¥65,415	¥1,093,598
North America	261,254	18,017	279,271	277,533	1,738	202,539
Europe	98,842	4,320	103,162	100,783	2,379	70,360
Asia	22,690	18,737	41,427	40,728	699	26,081
Other areas	12,840	187	13,027	12,808	219	2,869
Total	1,438,619	320,221	1,758,840	1,688,390	70,450	1,395,447
Eliminations and corporate	—	(320,221)	(320,221)	(318,913)	(1,308)	(37,467)
Consolidated total	¥1,438,619	¥ —	¥1,438,619	¥1,369,477	¥69,142	¥1,357,980

	Millions of yen					
	2006					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 986,266	¥ 247,228	¥1,233,494	¥1,192,245	¥41,249	¥1,074,688
North America	222,477	16,588	239,065	237,651	1,414	159,169
Europe	80,818	4,053	84,871	83,308	1,563	63,254
Asia	24,800	16,975	41,775	40,315	1,460	24,285
Other areas	8,126	141	8,267	8,893	(626)	7,324
Total	1,322,487	284,985	1,607,472	1,562,412	45,060	1,328,720
Eliminations and corporate	—	(284,985)	(284,985)	(281,720)	(3,265)	(44,635)
Consolidated total	¥1,322,487	¥ —	¥1,322,487	¥1,280,692	¥41,795	¥1,284,085

	Thousands of U.S. dollars					
	2008					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	$10,563,743	$ 3,069,321	$13,633,064	$12,885,250	$747,814	$11,013,114
North America	2,670,259	251,517	2,921,776	2,926,906	(5,130)	1,906,936
Europe	1,313,453	53,104	1,366,557	1,321,846	44,711	837,605
Asia	332,305	247,026	579,331	564,840	14,491	378,413
Other areas	101,248	2,465	103,713	100,988	2,725	33,283
Total	14,981,008	3,623,433	18,604,441	17,799,830	804,611	14,169,351
Eliminations and corporate	—	(3,623,433)	(3,623,433)	(3,586,387)	(37,046)	(409,171)
Consolidated total	$14,981,008	$ —	$14,981,008	$14,213,443	$767,565	$13,760,180

North America includes mainly the U.S.A. and Canada. Europe includes mainly the Netherlands, the United Kingdom and Germany. Asia includes Thailand, Indonesia, the Philippines and Korea. Other areas include mainly Australia and Brazil.

(c) Corporate assets

Included in eliminations and corporate under total assets in (a) and (b) above are corporate assets of ¥115,076 million ($1,148,463 thousand), ¥124,152 million and ¥110,476 million at March 31, 2008, 2007 and 2006, respectively, which mainly comprised cash and time deposits of the Company and property, plant, equipment and intangible assets of the Company's head office.

(d) Overseas sales

Overseas sales consist of the total sales of the Company and its consolidated subsidiaries made outside of Japan. Overseas sales information for the years ended March 31, 2008, 2007 and 2006 were as follows:

	Millions of yen	%	Millions of yen	%	Millions of yen	%	Thousands of U.S. dollars
	2008		2007		2006		2008
	Overseas sales	Against net sales	Overseas sales	Against net sales	Overseas sales	Against net sales	Overseas sales
North America	¥358,717	23.9%	¥336,765	23.4%	¥282,149	21.3%	$3,580,010
Europe	153,613	10.2	119,408	8.3	109,060	8.2	1,533,064
Asia	161,906	10.7	186,066	12.9	197,503	14.9	1,615,828
Other areas	148,315	9.9	135,506	9.4	107,103	8.2	1,480,190
Total	¥822,551	54.7%	¥777,745	54.0%	¥695,815	52.6%	$8,209,092

North America includes mainly the U.S.A. and Canada. Europe includes mainly the United Kingdom, France, the Netherlands, Germany and Italy. Asia includes China, Korea, Taiwan, Vietnam and the Philippines. Other areas include mainly Panama, Brazil, the Bahamas and Australia.

20. Additional Information

(a) Until for the year ended March 31, 2005, the Company and its consolidated domestic subsidiaries provided for retirement and severance benefits for directors and statutory auditors principally at 50 percent of the amount required if they had retired at the balance sheet date. Effective April 1, 2005, the Company and its consolidated domestic subsidiaries terminated this plan and changed its presentation from "Directors' and statutory auditors' retirement and severance benefits" to "Other" in "Long-term liabilities" in the consolidated balance sheet as of March 31, 2006.

(b) Effective April 1, 2007, the Company changed the accounting periods for consolidation of 2 subsidiaries (Kawasaki Robotics (USA) Inc. and Kawasaki Construction Machinery Corp. of America) from the 12 months ended December 31 to the 12 months ended March 31 to improve transparency and quality of the consolidated financial statements.

21. Subsequent Events

On June 25, 2008, the following appropriation of nonconsolidated retained earnings was approved at the ordinary meeting of shareholders of the Company:

	Millions of yen	Thousands of U.S. dollars
Cash dividends (¥5.0 per share)	¥8,341	$83,244

22. Other Matters

(a) On June 27, 2006, the Company received a decision from the Japan Fair Trade Commission ordering correction of unfair bids that the Company may have committed on construction contracts for garbage incineration facilities from 1994 through 1998. On July 27, 2007, the Company appealed the decision to the Tokyo High Court demanding revocation of the decision. On April 17, 2007, the Company also sought an inquiry objecting to an order to pay penalties of ¥5,163 million ($51,527 thousand) which the Fair Trade Commission imposed on March 28, 2007.

(b) On November 16, 2007, the Company received a judgment from the Kobe District Court requiring reimbursement of ¥1,364 million ($13,613 thousand) to Kobe City in a suit brought by citizens of the city claiming that the Company unfairly bid on a construction contract for a garbage incineration facility in Kobe City which the Company was awarded in 1995. On November 29, 2007, the Company appealed the judgment to the Osaka High Court, but the Company received a judgment requiring reimbursement of ¥1,637 million ($16,337 thousand), which was equivalent to 6% of the order price to Kobe City on October 30, 2007. On November 10, 2007, the Company appealed the judgment to the Supreme Court.

In addition, the Company reserved an amount for the reimbursement and interest payment provision for losses on damages suit in the year ended March 31, 2008.

(c) On April 25, 2007, the Company received a judgment from the Fukuoka District Court requiring reimbursement of ¥2,088 million ($20,838 thousand) jointly with Hitachi Zosen Corporation and 3 other companies to Fukuoka City in a suit brought by citizens of the city claiming that the Company unfairly bid on a construction contract for a garbage incineration facility in Fukuoka City which Hitachi Zosen Corporation was awarded in 1996. On May 9, 2007, the Company appealed the judgment to the Fukuoka High Court, but the Court dismissed the appeal on November 30, 2007. On December 13, 2007, the Company appealed the judgment to the Supreme Court.

(d) On November 16, 2007, the Company received a judgment from the Kobe District Court requiring reimbursement of ¥530 million ($5,289 thousand) jointly with Hitachi Zosen Corporation and 4 other companies in a suit brought by citizens of the city claiming that the Company unfairly bid on a construction contract for a garbage incineration facility in Amagasaki City which Hitachi Zosen Corporation was awarded in 1996. On November 29, 2007, the Company appealed the judgment to the Osaka High Court and won the case on November 30, 2007. On December 7, 2007, the citizens of Amagasaki City, the complainants, appealed the judgment to the Supreme Court.

KPMG

Independent Auditors' Report

To the Shareholders and Board of Directors of
Kawasaki Heavy Industries, Ltd.:

We have audited the accompanying consolidated balance sheets of Kawasaki Heavy Industries, Ltd.(the "Company") and its consolidated subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, changes in net assets and cash flows for each of the three years in the period ended March 31, 2008, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as of March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following:

(1) As discussed in Note 2(o) to the consolidated financial statements, effective April 1, 2005, the Company and its consolidated domestic subsidiaries adopted a new accounting standard for impairment of fixed assets.
(2) As discussed in Note 2(w) to the consolidated financial statements, effective April 1, 2006, the Company and its consolidated subsidiaries adopted a new accounting standard for the presentation of net assets in the balance sheet.
(3) As discussed in Note 10 to the consolidated financial statements, effective April 1, 2006, the Company changed its method of accounting for expenses to develop new models in the consumer product and machinery business.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2008 are presented solely for convenience. These translations of yen amounts into U.S. dollar amounts were made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Kobe, Japan
June 23, 2008

KPMG AZSA & Co., an audit corporation incorporated under the Japanese Certified Public Accountants Law, is the Japan member firm of KPMG International, a Swiss cooperative

DIRECTORS



Masamoto Tazaki
Chairman



Tadaharu Ohashi*
President



Akira Matsuzaki*
Senior Executive Vice President



Chikashi Motoyama*
Senior Vice President



Masashi Segawa*
Senior Vice President



Shinichi Tamba*
Senior Vice President



Shuji Mihara*
Senior Vice President



Satoshi Hasegawa*
Senior Vice President



Mitsutoshi Takao*
Senior Vice President

CORPORATE AUDITORS

Akira Tanoue
Nobuyuki Okazaki
Hiroshi Kawamoto**
Kenzo Doi**

* Representative Director
** Outside Auditor

EXECUTIVE OFFICERS

President

Tadaharu Ohashi

Senior Executive Vice President

Akira Matsuzaki
General Manager
Corporate Technology Division

Senior Vice Presidents

Chikashi Motoyama
President
Aerospace Company

Masashi Segawa
President
Rolling Stock Company

Shinichi Tamba
President
Consumer Products & Machinery Company

Shuji Mihara
Senior Manager
Corporate Planning Department

Satoshi Hasegawa
President
Gas Turbines & Machinery Company

Mitsutoshi Takao
Senior Manager
Finance & Accounting Department

Managing Executive Officers

Nobumitsu Kambayashi

Kyohei Matsuoka

Shigeru Murayama

Executive Officers

Akira Hattori

Yuichi Asano

Toru Yamaguchi

Sosuke Kinouchi

Yoshio Kawamura

Seiji Yamashita

Takeshi Sugawara

Sumihiro Ueda

Wataru Kanamori

Takeshi Watanabe

Yasuo Murata

Minoru Makimura

Tamaki Miyatake

Shuichi Yamanaka

Masahiko Hirohata

Shinsuke Tanaka

Yutaka Shimomura

(As of June 25, 2008)

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI Group)	Principal Businesses
SHIPBUILDING				
Kawasaki Shipbuilding Corporation	Japan	10,000	100.00	Design, manufacture, sale, and maintenance of commercial and naval vessels and marine application equipment
Nantong COSCO KHI Ship Engineering Co., Ltd.[1]	China	CNY1,462,200*	50.00	Manufacture and sale of ships
ROLLING STOCK & CONSTRUCTION MACHINERY				
Kawasaki Machine Systems, Ltd. ★ ※	Japan	743	100.00	Sale and repair of construction machinery, gas turbine generators, and industrial robots
Alna Yusoki-Yohin Co., Ltd.	Japan	400	100.00	Manufacturing and sales of doors/window frames for train cars and buses, signs for bus stops, advertising materials, bus shelters, automobile sign lights, various types of panels, and waiting rooms
Nichijo Manufacturing Co., Ltd.	Japan	120	75.02	Manufacture and sale of snowplows
Kawasaki Rail Car, Inc.	U.S.A.	US$60,600*	100.00	Engineering, manufacture, sale, and after-sales service of rolling stock in the United States
Kawasaki Construction Machinery Corp. of America	U.S.A.	US$8,000*	100.00	Manufacture and sale of construction machinery in the United States
EarthTechnica Co., Ltd.[1]	Japan	1,200	50.00	Design, manufacture, and sale of crushers, grinders, sorters, and other equipment
AEROSPACE				
NIPPI Corporation	Japan	6,048	100.00	Manufacture, maintenance, and modification of aircraft and components; manufacture of rocket components, aerospace equipment, targeting systems, nondestructive testing systems, and industrial fans
Nippi Kosan Co., Ltd.	Japan	120	100.00	Design and supervision of building construction work, sale of herbicidal soil, manufacturing and sale of rust-resistant packaging materials, and insurance agency business
GAS TURBINES & MACHINERY				
Kawasaki Thermal Engineering Co., Ltd.	Japan	1,460	83.59	Manufacture, sale, and installation of general-purpose boilers and air-conditioning equipment
Wuhan Kawasaki Marine Machinery Co., Ltd.	China	1,100	55.00	Manufacture, sale, and after-sales service of Kawasaki-brand azimuth thrusters, side thrusters, and other machinery
Tonfang Kawasaki Air-Conditioning Co., Ltd.[1]	China	US$9,673*	50.00	Manufacture, sale, and maintenance of absorption cooling and heating machinery and refrigeration equipment

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI Group)	Principal Businesses
PLANT & INFRASTRUCTURE ENGINEERING				
Kawasaki Plant Systems, Ltd.	Japan	8,500	100.00	Design, manufacture, installation, maintenance, and sale of various types of industrial plants
JP Steel Plantech Co.†	Japan	1,995	24.81	Sale of and engineering services for steelworks plants and equipment
Shanghai COSCO Kawasaki Heavy Industries Steel Structure Co., Ltd.†	China	US$29,800*	45.00	Manufacture and sale of steel structures
CONSUMER PRODUCTS & MACHINERY				
Kawasaki Metal Industries, Ltd.	Japan	350	100.00	Manufacture, processing, and assembly of various steel products
Kawasaki Motors Manufacturing Corp., U.S.A. ●	U.S.A.	US$70,000*	100.00	Manufacture of motorcycles, ATVs, personal watercraft, small gasoline engines, industrial robots, and rolling stock
Kawasaki Motors Corp., U.S.A.	U.S.A.	US$65,900*	100.00	Distribution of motorcycles, ATVs, personal watercraft, and small gasoline engines in the United States
Kawasaki Motors Finance Corporation	U.S.A.	US$10,000*	100.00	Inventory financing for dealers of Kawasaki Motors Corp., U.S.A.
KM Receivables Corporation	U.S.A.	US$100	100.00	Management of accounts receivable of Kawasaki Motors Finance Corporation
Canadian Kawasaki Motors Inc.	Canada	C$2,000*	100.00	Distribution of motorcycles, ATVs, and personal watercraft in Canada
Kawasaki Motors Europe N.V.	Netherlands	€14,093*	100.00	Sole distribution of motorcycles, ATVs, personal watercraft, and small gasoline engines in Europe
Kawasaki Motors Racing B.V.	Netherlands	€3,000*	100.00	Management, purchasing and storage of related materials, and back-office work of motoGP races
Kawasaki Motors Pty. Ltd.	Australia	A$2,000*	100.00	Distribution of motorcycles, ATVs, and personal watercraft in Australia
P.T. Kawasaki Motor Indonesia	Indonesia	US$40,000*	83.00	Manufacture and distribution of motorcycles in Indonesia
Kawasaki Motors (Phils.) Corporation	Philippines	P101,430*	50.001	Manufacture and distribution of motorcycles in the Philippines
Kawasaki Motors Enterprise (Thailand) Co., Ltd.	Thailand	B1,900,000*	100.00	Manufacture and distribution of motorcycles in Thailand
Kawasaki Robotics (U.S.A.), Inc.	U.S.A.	US$1,000*	100.00	Sale and after-sales service of industrial robots in the United States
Kawasaki Robotics (UK) Ltd.	U.K.	£917*	100.00	Sale and after-sales service of industrial robots in the U.K. and Ireland
Kawasaki Machine Systems Korea, Ltd.	Korea	W1,500**	100.00	Sale and after-sales service of industrial robots and robot systems
Kawasaki Robotics (Tianjin) Co., Ltd.	China	CNY13,174*	100.00	Sale and after-sales service of industrial robots in China

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI Group)	Principal Businesses
HYDRAULIC MACHINERY				
Kawasaki Precision Machinery Ltd.	Japan	3,000	100.00	Design, manufacture, sale, after-sales service, and maintenance for hydraulic machinery and equipment, electric-powered devices, and control systems
Kawasaki Precision Machinery (U.S.A.), Inc.	U.S.A.	US$5,000*	100.00	Manufacture and sale of hydraulic products
Kawasaki Precision Machinery (U.K.) Limited	U.K.	£5,000*	100.00	Manufacture and sale of hydraulic products
Flutek, Ltd.	Korea	W1,310**	50.38	Manufacturing, sales, and repair of hydraulic equipment, marine equipment, and other machinery
Kawasaki Precision Machinery (China) Ltd.	China	500	100.00	Assembly of hydraulic pumps and motors for construction machinery
OTHER				
Kawajyu Shoji Co., Ltd.	Japan	600	70.00	Trading
Kawasaki Hydromechanics Corporation	Japan	436	100.00	Manufacture, sale, and installation of hydraulic presses and other hydraulic equipment
Kawasaki Life Corporation	Japan	400	100.00	Administration of Company welfare facilities; real estate sales, leasing, and construction; insurance representation, administration and maintenance, leasing, and provision of loans
Kawasaki Heavy Industries (U.K.) Ltd.	U.K.	£500*	100.00	Sale of KHI products in various countries in Europe (principally the U.K.), the Middle East, and Africa; provision of order intermediation services
Kawasaki Heavy Industries (U.S.A.), Inc.	U.S.A.	US$600*	100.00	Responsible for sales and acting as intermediary in North America for orders of KHI products and for providing various types of engineering support
Kawasaki do Brasil Industria e Comercio Ltda.	Brazil	R1,136*	100.00	Responsible for sales and acting as intermediary in Brazil and the rest of Latin America for orders of KHI products and for providing various types of engineering business services

* Monetary unit in thousands
** Monetary unit in millions
[1] Affiliate accounted for using equity method

Partially included in:
- ● Rolling Stock & Construction Machinery
- ★ Gas Turbines & Machinery
- ※ Consumer Products & Machinery

(As of March 31, 2008)

Kobe Head Office
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan
Phone: 81-78-371-9530
Fax: 81-78-371-9568

Tokyo Head Office
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan
Phone: 81-3-3435-2111
Fax: 81-3-3436-3037

DOMESTIC WORKS

Gifu Works
1, Kawasaki-cho, Kakamigahara,
Gifu 504-8710, Japan
Phone: 81-58-382-5712
Fax: 81-58-382-2981

Nagoya Works 1
3-11, Kusunoki, Yatomi,
Aichi 498-0066, Japan
Phone: 81-567-68-5117
Fax: 81-567-68-5090

Nagoya Works 2
7-4, Kanaoka, Tobishima-mura,
Ama-gun, Aichi 490-1445, Japan
Phone: 81-567-55-0800
Fax: 81-567-55-0803

Kobe Works
1-1, Higashikawasaki-cho 3-chome,
Chuo-ku, Kobe, Hyogo 650-8670, Japan
Phone: 81-78-682-5001
Fax: 81-78-682-5503

Hyogo Works
1-18, Wadayama-dori 2-chome,
Hyogo-ku, Kobe, Hyogo 652-0884, Japan
Phone: 81-78-682-3111
Fax: 81-78-671-5784

Akashi Works
1-1, Kawasaki-cho, Akashi,
Hyogo 673-8666, Japan
Phone: 81-78-921-1301
Fax: 81-78-924-8654

Seishin Works
8-1, Takatsukadai 2-chome,
Nishi-ku, Kobe, Hyogo 651-2271, Japan
Phone: 81-78-992-1911
Fax: 81-78-992-1910

Kakogawa Works
170, Yamanoue Mukohara, Hiraoka-cho,
Kakogawa, Hyogo 675-0112, Japan
Phone: 81-79-427-0292
Fax: 81-79-427-0556

Banshu Works
2680, Oka, Inami-cho,
Kako-gun, Hyogo 675-1113, Japan
Phone: 81-79-495-1211
Fax: 81-79-495-1226

Harima Works
8, Niijima, Harima-cho,
Kako-gun, Hyogo 675-0155, Japan
Phone: 81-79-435-2131
Fax: 81-79-435-2132

OVERSEAS OFFICES

Beijing Office
Room No. 2602, China World Tower 1,
China World Trade Center,
No. 1, Jian Guo Men Wai Avenue,
Beijing 100004,
People's Republic of China
Phone: 86-10-6505-1350
Fax: 86-10-6505-1351

Taipei Office
15th Floor, Fu-key Bldg.,
99 Jen-Ai Road, Section 2,
Taipei, Taiwan
Phone: 886-2-2322-1752
Fax: 886-2-2322-5009

Delhi Office
5th Floor, Meridien Commercial Tower,
8 Windsor Place, Janpath,
New Delhi, 110001 India
Phone: 91-11-4358-3531
Fax: 91-11-4358-3532

Moscow Office
6th Floor (605), Bolshoy
Ovchinnikovsky per.,
16 Moscow, 115184,
Russian Federation
Phone: 7-495-933-1953~54
Fax: 7-495-933-1955

MAJOR SUBSIDIARIES AND AFFILIATES

Kawasaki Shipbuilding Corporation
1-1, Higashikawasaki-cho 3-chome, Chuo-ku,
Kobe, Hyogo 650-8670, Japan
Phone: 81-78-682-5501
Fax: 81-78-682-5514

Sakaide Shipyard
1, Kawasaki-cho, Sakaide,
Kagawa 762-8507, Japan
Phone: 81-877-46-1473
Fax: 81-877-46-7006

Kawasaki Precision Machinery Ltd.
234, Matsumoto, Hazetani-cho, Nishi-ku,
Kobe, Hyogo 651-2239, Japan
Phone: 81-78-991-1133
Fax: 81-78-991-3186

Kawasaki Plant Systems, Ltd.
Kobe Head Office
1-1, Higashikawasaki-cho 3-chome, Chuo-ku,
Kobe, Hyogo 650-8670, Japan
Phone: 81-78-682-5200
Fax: 81-78-682-5574

Tokyo Head Office
11-1, Minamisuna 2-chome, Koto-ku,
Tokyo 136-8588, Japan
Phone: 81-3-3615-5200
Fax: 81-3-5690-3159

Kawasaki Thermal Engineering Co., Ltd.
18-31, Higashinakajima 1-chome,
Higashiyodogawa-ku, Osaka 533-0033, Japan
Phone: 81-6-6325-0300
Fax: 81-6-6325-0301

NIPPI Corporation
3175 Showa-machi, Kanazawa-ku,
Yokohama, Kanagawa 236-8540, Japan
Phone: 81-45-773-5100
Fax: 81-45-773-5101

EarthTechnica Co., Ltd.
2-4, Kanda, Jimbocho, Chiyoda-ku,
Tokyo 101-0051, Japan
Phone: 81-3-3230-7155
Fax: 81-3-3230-7158

Kawasaki Heavy Industries (U.S.A.), Inc.
60 East 42nd Street, Suite 2501,
New York, NY 10165, U.S.A.
Phone: 1-212-759-4950
Fax: 1-212-759-6421

Houston Branch
333 Clay Street, Suite 4310,
Houston, TX 77002-4103, U.S.A.
Phone: 1-713-654-8981
Fax: 1-713-654-8187

Kawasaki Rail Car, Inc.
29 Wells Avenue, Building #4,
Yonkers, NY 10701, U.S.A.
Phone: 1-914-376-4700
Fax: 1-914-376-4779

Kawasaki Robotics (U.S.A.), Inc.
28140 Lakeview Drive,
Wixom, MI 48393, U.S.A.
Phone: 1-248-446-4100
Fax: 1-248-446-4200

San Jose Office
3081 North 1st Street,
San Jose, CA 95134, U.S.A.
Phone: 1-408-432-0990
Fax: 1-408-432-0996

Kawasaki Motors Corp., U.S.A.
9950 Jeronimo Road,
Irvine, CA 92618-2084, U.S.A.
Phone: 1-949-770-0400
Fax: 1-949-460-5600

Grand Rapids Office
5080 36th Street S.E.,
Grand Rapids, MI 49512, U.S.A.
Phone: 1-616-949-6500
Fax: 1-616-954-3031

Kawasaki Precision Machinery (U.S.A.), Inc.
5080 36th Street S.E.,
Grand Rapids, MI 49512, U.S.A.
Phone: 1-616-949-6500
Fax: 1-616-975-3103

Kawasaki Motors Manufacturing Corp., U.S.A.
6600 Northwest 27th Street,
Lincoln, NE 68524, U.S.A.
Phone: 1-402-476-6600
Fax: 1-402-476-6672

Maryville Plant
28147 Business Highway 71,
Maryville, MO 64468, U.S.A.
Phone: 1-660-582-5829
Fax: 1-660-582-5826

Kawasaki Construction Machinery Corp. of America
2140 Barrett Park Drive, Suite 101,
Kennesaw, GA 30144, U.S.A.
Phone: 1-770-499-7000
Fax: 1-770-421-6842

Canadian Kawasaki Motors Inc.
25 Lesmill Road, Don Mills,
Toronto, ON M3B 2T3, Canada
Phone: 1-416-445-7775
Fax: 1-416-445-0391

Kawasaki do Brasil Indústria e Comércio Ltda.
Avenida Paulista, 542-6 Andar,
Bela Vista, 01310-000, São Paulo, S.P., Brazil
Phone: 55-11-3289-2388
Fax: 55-11-3289-2788

Kawasaki Heavy Industries (U.K.) Ltd.
4th Floor, 3 St. Helen's Place,
London EC3A 6AB, U.K.
Phone: 44-20-7588-5222
Fax: 44-20-7588-5333

Kawasaki Precision Machinery (U.K.) Limited
Ernesettle Lane, Ernesettle, Plymouth,
Devon PL5 2SA, U.K.
Phone: 44-1752-364394
Fax: 44-1752-364816

Kawasaki Robotics (UK) Ltd.
Units 6 & 7, Easter Court,
Europa Boulevard, Westbrook,
Warrington WA5 7ZB, U.K.
Phone: 44-1925-713000
Fax: 44-1925-713001

Kawasaki Gas Turbine Europe G.m.b.H.
Nehring Strasse 15,
61352 Bad Homburg, Germany
Phone: 49-6172-7363-0
Fax: 49-6172-7363-55

Kawasaki Robotics G.m.b.H.
29 Sperberweg, 41468 Neuss, Germany
Phone: 49-2131-3426-0
Fax: 49-2131-3426-22

Kawasaki Heavy Industries (Europe) B.V.
7th Floor, Riverstaete,
Amsteldijk 166,
1079 LH Amsterdam,
The Netherlands
Phone: 31-20-6446869
Fax: 31-20-6425725

KHI Europe Finance B.V.
Hoekenrode 6,
1102 BR Amsterdam,
The Netherlands
Phone: 31-20-6293800
Fax: 31-20-6294661

Kawasaki Motors Europe N.V.
Opaallaan 1210,
2132 LN Hoofddorp,
The Netherlands
Phone: 31-2356-70500
Fax: 31-2356-39884

U.K. Branch
1 Dukes Meadow,
Millboard Road, Bourne End,
Buckinghamshire SL8 5XF, U.K.
Phone: 44-1628-856600
Fax: 44-1628-856799

Germany Branch
Max-Planck-Strasse 26,
61381 Friedrichsdorf, Germany
Phone: 49-6172-7340
Fax: 49-6172-734160

France Branch
Parc d'Activités de la Clef de Saint-Pierre,
Rond-Point de l'Epine des Champs, Bâtiment 1,
78990 Elancourt Cedex, France
Phone: 33-1-30-69-0000
Fax: 33-1-30-69-5001

Italy Branch
Via Luigi Meraviglia 31,
20020 Lainate, Italy
Phone: 39-02-9328521
Fax: 39-02-932852-84

Sweden Branch
Häradsvägen 255, S-14172
Huddinge, Sweden
Phone: 46-8-464-0200
Fax: 46-8-464-0240

Spain Branch
Calle Plomo 5-7,
Edificio SERTRAM 4,
08038 Barcelona, Spain
Phone: 34-93-223-1460
Fax: 34-93-223-1469

Benelux Branch
t Hofveld 6-C2,
1702 Groot-Bijgaarden,
Brussels, Belgium
Phone: 32-2-481-7820
Fax: 32-2-481-7829

Kawasaki Motors Racing B.V.
Diamantlaan 14, 2132 WV Hoofddorp,
The Netherlands
Phone: 31-23-567-0500
Fax: 31-23-563-9884

Kawasaki Machine Systems Korea, Ltd.
69BL 1LT, 638, Gojan-Dong, Namdong-Gu,
Incheon, 405-817, Korea
Phone: 82-32-821-6941
Fax: 82-32-821-6947

Flutek, Ltd.
192-11, Shinchon-dong,
Changwon, Kyungnam, 641-370, Korea
Phone: 82-55-286-5551
Fax: 82-55-286-5553

Kawasaki Motors Enterprise (Thailand) Co., Ltd.
129 Rama 9 Road, Kwaeng Huaykwang,
Khet Huaykwang, Bangkok 10320, Thailand
Phone: 66-2-246-1510
Fax: 66-2-246-1517

Kawasaki Gas Turbine Asia Sdn Bhd
Lot 30, Jalan Pengacara U1/48 Temasya Industrial
Park, Glenmarie 40150 Shah Alam, Selangore,
Malaysia
Phone: 60-3-5569-2882
Fax: 60-3-5569-3093

KHI Design & Technical Service Inc.
20F, 6788 Ayala Avenue,
Olden Square, Makati,
Metro Manila, The Philippines
Phone: 63-2-810-9213
Fax: 63-2-816-1222

Kawasaki Motors (Phils.) Corporation
Km. 23 East Service Road,
Bo. Cupang, Alabang, Muntinlupa,
Metro Manila 1771, The Philippines
Phone: 63-2-842-3140
Fax: 63-2-842-2730

Kawasaki Heavy Industries (Singapore) Pte. Ltd.
6 Battery Road, #18-04,
Singapore 049909
Phone: 65-62255133~4
Fax: 65-62249029

P.T. Kawasaki Motor Indonesia
Jl. Perintis Kemerdekaan, Kelapa Gading,
Jakarta Utara 14250, Indonesia
Phone: 62-21-452-3322
Fax: 62-21-452-3566

Kawasaki Motors Pty. Ltd.
Unit Q, 10-16 South Street,
Rydalmere, N.S.W. 2116, Australia
Phone: 61-2-9684-2585
Fax: 61-2-9684-4580

Wuhan Kawasaki Marine Machinery Co., Ltd.
No. 43 Wudong Road,
Qingshan, Wuhan,
People's Republic of China
Phone: 86-27-86410132
Fax: 86-27-86410136

Kawasaki Heavy Industries (H.K.) Ltd.
Room 3710-14, Sun Hong Kai Centre,
30 Harbour Road, Wanchai, Hong Kong,
People's Republic of China
Phone: 852-2522-3560
Fax: 852-2845-2905

Kawasaki Precision Machinery (China) Ltd.
Yangshan Industrial Park, 9 Guanshan Rd.,
New District, Suzhou, People's Republic of China
Phone: 86-512-66160365
Fax: 86-512-66160366

Nantong COSCO KHI Ship Engineering Co., Ltd.
117, Linjiang Road, Nantong City,
Jiangsu Province, People's Republic of China
Phone: 86-513-8350-0666
Fax: 86-513-8351-4349

Tonfang Kawasaki Air-Conditioning Co., Ltd.
21-22F, B Building, Tsinghua Tongfang,
Hi-tech Plaza, No. 1 Wangzhuang Road,
Haidian District, Beijing, People's Republic of China
Phone: 86-316-597-8866
Fax: 86-316-597-8098

Shanghai COSCO Kawasaki Heavy Industries Steel Structure Co., Ltd.
5198 Hutai Road, Baoshan District,
Shanghai 201907, People's Republic of China
Phone: 86-21-5602-8888
Fax: 86-21-5602-5198

KHI (Dalian) Computer Technology Co., Ltd.
Room 205, International Software Service Center,
Dalian Software Park, 18 Software Park Road,
Dalian, People's Republic of China
Phone: 86-411-84748270
Fax: 86-411-84748275

Kawasaki Heavy Industries Consulting & Service (Shanghai) Company, Ltd.
10th Floor, Chong Hing Finance Center,
288 Nanjing Road West, Huangpu District,
Shanghai 200003, People's Republic of China
Phone: 86-21-3366-3100
Fax: 86-21-3366-3108

Kawasaki Heavy Industries Machinery Trading (Shanghai) Co., Ltd.
10th Floor, Chong Hing Finance Center,
288 Nanjing Road West, Huangpu District,
Shanghai 200003, People's Republic of China
Phone: 86-21-3366-3200
Fax: 86-21-3366-3205

Kawasaki Robotics (Tianjin) Co., Ltd.
Hongtai Industrial Park, B-1, Taifeng Road 87,
Tianjin Economic-Technological Development Area,
People's Republic of China
Phone: 86-22-5983-1888
Fax: 86-22-5983-1889

(As of August 1, 2008)

Kawasaki Heavy Industries, Ltd.

Kobe Head Office:
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

Tokyo Head Office:
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan

Founded:	1878
Incorporated:	1896
Paid-in Capital:	¥104,328,628,664
Number of Shares Issued:	1,669,629,122 shares
Number of Shareholders:	179,607
Number of Employees:	30,563
Stock Exchange Listings:	Tokyo, Osaka, Nagoya

Method of Publication of Notices:
http://www.khi.co.jp
The method of publication of notices of the Corporation shall be made electronically. Provided, if the Corporation is unable to make an electronic publication of notice due to an accident or other unavoidable reason, the notice shall be inserted in the *Nihon Keizai Shimbun*.

Transfer Agent:
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Handling Office:
The Chuo Mitsui Trust and Banking Company, Limited
Osaka Branch Office
2-21, Kitahama 2-chome,
Chuo-ku, Osaka 541-0041, Japan

Independent Auditors:
KPMG AZSA & Co.
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-0044, Japan

ADR Facility:
KHI has a sponsored American Depository Receipt (ADR) facility. ADRs are traded in the over-the-counter (OTC) market in the United States under CUSIP number 486 359 20 1 with each ADR representing four ordinary shares.

ADR Depository:
The Bank of New York Mellon
101 Barclay St., 22 West,
New York, NY 10286, U.S.A.
Phone: 1-866-680-6825
U.S. Toll Free: 888-269-2377
(888-BNY-ADRS)
http://adrbnymellon.com

KHI Web Site at: http://www.khi.co.jp

(As of March 31, 2008)

Printed in Japan
ISSN 0287 - 1793

This annual report is printed on recycled paper with soy ink by waterless printing.

Kawasaki

KAWASAKI HEAVY INDUSTRIES, LTD.
Tokyo Head Office : World Trade Center Bldg 4-1, Hamamatsu-cho, 2-chome, Minatoku, Tokyo 105-6116, Japan
Phone : +81-3-3435- Fax : +81-3-3435-

RECEIVED
2008 NOV -3 A 10: 06

October 30, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between July 1, 2008 and September 30, 2008, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Ippei Ohno, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, facsimile +81-3-5402-7391, e-mail address: ohno_i@khi.co.jp

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By Y. Kishi

Name: Yasuhiro Kishi
Title : Manager,
Finance & Accounting Department

ANNEX A

List of Documents published between July 1, 2008 and September 30, 2008

A JAPANESE LANGUAGE DOCUMENT

1. Flash Consolidated financial results of the first quarter dated July 31, 2008 (Press release)

   (Exhibit 1, Summary English translation attached)

B ENGLISH LANGUAGE DOCUMENT

1. Annual Report for the year ended March 31, 2008

   (Exhibit 2)

EXHIBIT 1

Kawasaki News Release

川崎重工業株式会社

広報室【東京】Tel. (03) 3435-2130 【神戸】Tel. (078) 371-9531 www.khi.co.jp

NO. 2008033

2008年7月31日

平成21年3月期第1四半期 決算短信

川崎重工は、平成21年3月期第1四半期決算（平成20年4月1日～平成20年6月30日）について、つぎのとおりお知らせします。

連結決算

（単位 億円）

	前年同四半期連結累計期間（平成20年3月期第1四半期）	当第1四半期連結累計期間（平成21年3月期第1四半期）	（参考）（平成20年3月期）
受注高	3,457	3,893	16,107
売上高	3,304	3,025	15,010
営業利益	191	82	769
経常利益	191	148	639
税金等調整前四半期(当期)純利益	191	148	580
四半期(当期)純利益	120	81	351
1株当たり四半期(当期)純利益	7.22円	4.85円	21.08円
総資産	13,379	13,454	13,787
純資産	3,002	3,110	3,190
営業活動によるｷｬｯｼｭ･ﾌﾛｰ	―	△ 35	757
投資活動によるｷｬｯｼｭ･ﾌﾛｰ	―	△ 148	△ 490
フリーキャッシュ･フロー	―	△ 184	266
財務活動によるｷｬｯｼｭ･ﾌﾛｰ	―	121	△ 273

（注）前年同四半期連結累計期間については、連結キャッシュ・フロー計算書の開示をしていないため、「営業活動によるｷｬｯｼｭ･ﾌﾛｰ」、「投資活動によるｷｬｯｼｭ･ﾌﾛｰ」、「フリーキャッシュ・フロー」及び「財務活動によるｷｬｯｼｭ･ﾌﾛｰ」は記載していません。

平成21年3月期 第1四半期決算短信

平成20年7月31日

上場会社名　川崎重工業株式会社　　上場取引所　東 大 名
コード番号　7012　URL http://www.khi.co.jp/
代表者　（役職名）代表取締役社長　（氏名）大橋 忠晴
問合せ先責任者　（役職名）財務経理部長　（氏名）高尾 光俊　TEL (03)3435-2130
四半期報告書提出予定日　平成20年8月8日　配当支払開始予定日　未定

（百万円未満切捨て）

1. 平成21年3月期第1四半期の連結業績（平成20年4月1日～平成20年6月30日）

(1) 連結経営成績（累計）　（%表示は対前年同四半期増減率）

	売上高		営業利益		経常利益		四半期純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
21年3月期第1四半期	302,531	—	8,246	—	14,824	—	8,101	—
20年3月期第1四半期	330,444	9.3	19,197	90.8	19,138	104.9	12,010	117.3

	1株当たり四半期純利益	潜在株式調整後1株当たり四半期純利益
	円 銭	円 銭
21年3月期第1四半期	4.85	4.74
20年3月期第1四半期	7.22	7.02

(2) 連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円 銭
21年3月期第1四半期	1,345,446	311,059	22.7	183.20
20年3月期	1,378,769	319,037	22.7	187.73

（参考）自己資本　21年3月期第1四半期 305,646百万円　20年3月期 313,192百万円

2. 配当の状況

	1株当たり配当金				
（基準日）	第1四半期末	第2四半期末	第3四半期末	期末	年間
	円 銭	円 銭	円 銭	円 銭	円 銭
20年3月期	—	0.00	—	5.00	5.00
21年3月期	—	――	――	――	――
21年3月期（予想）	――	0.00	—	5.00	5.00

（注）配当予想の当四半期における修正の有無　無

3. 平成21年3月期の連結業績予想（平成20年4月1日～平成21年3月31日）

（%表示は通期は対前期、第2四半期連結累計期間は対前年同四半期増減率）

	売上高		営業利益		経常利益		当期純利益		1株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円 銭
第2四半期連結累計期間	680,000	—	23,000	—	27,000	—	14,000	—	8.39
通期	1,460,000	△2.7	55,000	△28.4	55,000	△14.0	30,000	△14.6	17.98

（注）連結業績予想数値の当四半期における修正の有無　無

4. その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）　無
　新規　— 社（社名　）　除外　— 社（社名　）

(2) 簡便な会計処理及び四半期連結財務諸表の作成に特有の会計処理の適用　有
　（注）詳細は、3ページ【定性的情報・財務諸表等】　4. その他をご覧ください。

(3) 四半期連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更（四半期連結財務諸表作成のための基本となる重要な事項等の変更に記載されるもの）
　① 会計基準等の改正に伴う変更　有
　② ①以外の変更　無
　（注）詳細は、3ページ【定性的情報・財務諸表等】　4. その他をご覧ください。

(4) 発行済株式数（普通株式）
　① 期末発行済株式数（自己株式を含む）　21年3月期第1四半期 1,669,629,122株　20年3月期 1,669,629,122株
　② 期末自己株式数　21年3月期第1四半期 1,339,036株　20年3月期 1,324,199株
　③ 期中平均株式数（四半期連結累計期間）　21年3月期第1四半期 1,668,298,012株　20年3月期第1四半期 1,662,820,876株

※業績予想の適切な利用に関する説明、その他特記事項
（将来に関する記述等についてのご注意）
　本資料に記載されている業績見通し等の将来に関する記述は、現時点で入手可能な情報に基づき判断したものです。従いまして、実際の業績は様々な要因の変化により、記載の予想と異なる結果となることがあります。業績予想の前提となる仮定および業績予想のご利用にあたっての注意事項等については、3ページ【定性的情報・財務諸表等】 3. 連結業績予想に関する定性的情報 をご覧ください。
（その他特記事項）
　当連結会計年度より「四半期財務諸表に関する会計基準」（企業会計基準第12号）及び「四半期財務諸表に関する会計基準の適用指針」（企業会計基準適用指針第14号）を適用しています。また、「四半期連結財務諸表規則」に従い四半期連結財務諸表を作成しています。

【定性的情報・財務諸表等】

1．連結経営成績に関する定性的情報

当第１四半期におけるわが国経済は、円高ドル安傾向が続く中で、一層の原油高と鋼材をはじめとした原材料価格の急騰など、不安要素が一段と増す中で推移しました。

また世界経済においても、米国におけるサブプライムローン問題に端を発した金融不安が、世界の金融・株式市場のみならず実体経済へ悪影響を及ぼし、スタグフレーションが危惧されるなど、景気の先行きはより不透明なものとなっています。

この様な経営環境のもと、当第１四半期における当社グループの各事業は、ガスタービン・機械事業や油圧機器事業などが引き続き好調でしたが、汎用機事業などが円高ドル安や米国市場の落ち込みの影響を受けました。この結果、当社グループの連結業績は、受注高は前年同期比435億円増の3,893億円、売上高は前年同期比279億円減の3,025億円、営業利益は前年同期比109億円減の82億円、経常利益は前年同期比43億円減の148億円、四半期純利益は前年同期比39億円減の81億円となりました。

なお、当第１四半期の連結セグメント別業績の概要は以下のとおりです。

船舶事業

連結受注高は、ＬＰＧ船１隻、ばら積み貨物船１隻などを受注しましたが、ばら積み貨物船を多数受注した前年同期からは377億円減の206億円となりました。

連結売上高は、引渡隻数の減少などにより前年同期比237億円減の190億円となりました。

営業利益は、売上高の減少に加え資材費高騰の影響を受け、前年同期比15億円減の０億円となりました。

車両事業

連結受注高は、ＪＲ他各社から新幹線電車、通勤電車、機関車などを受注した結果、前年同期比695億円増の982億円となりました。

連結売上高は、北米向け建設機械の販売が減少したものの、海外向け鉄道車両の売上が増加したため、前年同期比57億円増の361億円となりました。

営業利益は、売上高の増加により前年同期比16億円増の23億円となりました。

航空宇宙事業

連結受注高は、ボーイング社向けＢ７７７・７６７旅客機分担製造品などを受注し、前年同期比31億円増の275億円となりました。

連結売上高は、為替レートが円高ドル安で推移したことなどにより前年同期比36億円減の395億円となりました。

営業利益は、売上高の減少に加え、棚卸資産評価損等のコスト増があり前年同期比44億円減の２億円となりました。

ガスタービン・機械事業

連結受注高は、国内外の顧客向けガスタービン発電設備、蒸気タービン発電設備や舶用ディーゼル主機関、舶用推進機などの受注増大により、前年同期比100億円増の591億円となりました。

連結売上高は、舶用ディーゼル主機関などの売上増により、前年同期比54億円増の449億円となりました。

営業利益は、売上高の増加があったものの、素材価格の上昇の影響を受けたほか、棚卸資産評価損の計上等により、前年同期並みの22億円となりました。

プラント・環境事業

連結受注高は、各種プラントやＬＮＧ貯槽を受注し、前年同期比87億円増の287億円となりました。

連結売上高は、海外向けセメントプラントやコンバインドサイクル発電設備、ＬＮＧ受入基地の売上などにより、前年同期比50億円増の202億円となりました。

営業利益は、売上高の増加などにより前年同期の４億円の営業損失から21億円改善し、16億円となりました。

汎用機事業

連結売上高は、北米・欧州向け二輪車の販売減少に加え、半導体関連や自動車関連の産業用ロボットの販売も減少し、又、為替レートが円高ドル安で推移したことなどから前年同期比253億円減の940億円となりました。

営業損益は、売上高の減少などにより、前年同期比91億円減の18億円の営業損失となりました。

油圧機器事業

連結受注高は、建設機械向けを中心に前年同期比71億円増の289億円となりました。

連結売上高は、建設機械向けが引き続き高水準で推移したことから、前年同期比37億円増の230億円となりました。

営業利益は、売上高の増加に伴い前年同期比４億円増の26億円となりました。

その他事業

連結売上高は、前年同期比48億円増の254億円となりました。

営業利益は、前年同期比３億円増の９億円となりました。

２．連結財政状態に関する定性的情報

当第１四半期末の総資産は、引き続き豊富な受注案件により仕掛品などが増加したものの、営業代金の回収により受取手形及び売掛金が減少したため、前期末比333億円減の１兆3,454億円となりました。負債は、前受金や借入金が増加したものの、支払手形及び買掛金の減少などにより前期末比253億円減の１兆343億円となりました。純資産は為替レート変動に伴う繰延ヘッジ損益の減少などにより、前期末比79億円減の3,110億円となりました。

３．連結業績予想に関する定性的情報

平成21年３月期の業績予想については、これまでのところ概ね計画どおりに推移しており、前回（４月30日）公表値から変更ありません。

本業績見通しにおける為替レートは、１ドル＝100円、１ユーロ＝160円を前提としています。

４．その他

（１）期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）

該当事項はありません。

（２）簡便な会計処理及び四半期連結財務諸表の作成に特有の会計処理の適用

（簡便な会計処理）

①一般債権の貸倒見積高の算定方法

貸倒実績率等が前連結会計年度末に算定したものと著しい変化がないと認められるため、前連結会計年度決算において算定した貸倒実績率等により一般債権の貸倒見積高を算定している。

②たな卸資産の評価方法

四半期連結会計期間末におけるたな卸高の算出に関して、実地たな卸を省略し前連結会計年度に係る実地たな卸高を基礎として合理的な方法により算定している。

たな卸資産の簿価切下げに関して収益性の低下が明らかなものについてのみ正味売却価額を見積り、簿価切下げを行っている。また、営業循環過程から外れた滞留又は処分見込等のたな卸資産で前連結会計年度末において帳簿価額を処分見込価額まで切り下げているものについては、前連結会計年度以降に著しい変化がないと認められる限り、前連結会計年度末における連結貸借対照表価額で計上している。

③固定資産の減価償却費の算定方法

固定資産の減価償却費の算定方法について、定率法を採用している固定資産の減価償却費については、連結会計年度に係る減価償却費の額を期間按分して算定している。また一部の連結子会社については、固定資産の年度中の取得、売却及び除却等の見積りを考慮した予算を策定し、当該予算に基づく年間償却予定額を期間按分して算定している。

④法人税等並びに繰延税金資産及び繰延税金負債の算定方法

繰延税金資産の回収可能性の判断に関して、前連結会計年度末以降に経営環境等、かつ、一時差異等の発生状況に著しい変化がないと認められる場合については、前連結会計年度決算において使用した将来の業績予測やタックス・プランニングを利用している。また、前連結会計年度末以降に経営環境等、または、一時差異等の発生状況に著しい変化が認められた場合については、前連結会計年度決算において使用した将来の業績予測やタックス・プランニングに当該著しい変化の影響を加味したものを利用している。

⑤棚卸資産に含まれる未実現損益の消去

一部の製品について、前連結会計年度又は直前の四半期連結会計期間から取引状況に大きな変化がないと認められる場合には、前連結会計年度又は直前の四半期連結会計期間で使用した損益率や合理的な予算制度に基づく損益率を使用して算定している。

(四半期連結財務諸表の作成に特有の会計処理)

税金費用については、当第1四半期連結会計期間を含む連結会計年度の税引前当期純利益に対する税効果会計適用後の実効税率を合理的に見積り、税金等調整前四半期純利益に当該見積実効税率を乗じて計算している。

なお、法人税等調整額は、法人税等に含めて表示している。

(3) 四半期連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更

(会計処理基準に関する事項の変更)

①四半期財務諸表に関する事項の変更

当連結会計年度より「四半期財務諸表に関する会計基準」(企業会計基準第12号)及び「四半期財務諸表に関する会計基準の適用指針」(企業会計基準適用指針第14号)を適用している。また、「四半期連結財務諸表規則」に従い四半期連結財務諸表を作成している。

②重要な資産の評価基準及び評価方法の変更

たな卸資産

通常の販売目的で保有するたな卸資産については、従来、主として個別法、移動平均法及び先入先出法による原価法によっていたが、当第1四半期連結会計期間より「棚卸資産の評価に関する会計基準」(企業会計基準第9号　平成18年7月5日)が適用されたことに伴い、主として個別法、移動平均法及び先入先出法による原価法(貸借対照表価額については収益性の低下に基づく簿価切下げの方法)により算定している。

これにより、売上総利益、営業利益、経常利益及び税金等調整前四半期純利益は、それぞれ1,961百万円減少している。

なお、セグメント情報に与える影響は、当該箇所に記載している。

③「連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い」の適用

当第1四半期連結会計期間より、「連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い」(実務対応報告第18号　平成18年5月17日)を適用している。

当第1四半期連結会計期間において、損益に与える影響はない。

④リース取引に関する会計基準の適用(借主側)

所有権移転外ファイナンス・リース取引については、従来、賃貸借取引に係る方法に準じた会計処理によっていたが、「リース取引に関する会計基準」(企業会計基準第13号(平成5年6月17日(企業会計審議会第一部会)、平成19年3月30日改正))及び「リース取引に関する会計基準の適用指針」(企業会計基準適用指針第16号(平成6年1月18日(日本公認会計士協会　会計制度委員会)、平成19年3月30日改正))が平成20年4月1日以後開始する連結会計年度に係る四半期連結財務諸表から適用できることになったことに伴い、当第1四半期連結会計期間からこれらの会計基準等を適用し、通常の売買取引に係る会計処理によっている。また、所有権移転外ファイナンス・リース取引に係るリース資産の減価償却の方法については、リース期間を耐用年数とし、残存価額を零とする定額法を採用している。

ただし、リース取引開始日が当第1四半期連結会計期間より前である所有権移転外ファイナンス・リース取引については、引き続き通常の賃貸借取引に係る方法に準じた会計処理を適用している。

当第1四半期連結会計期間において、この変更が損益に与える影響は軽微である。

⑤リース取引に関する会計基準の適用(貸主側)

所有権移転外ファイナンス・リース取引については、従来、賃貸借取引に係る方法に準じた会計処理によっていたが、「リース取引に関する会計基準」(企業会計基準第13号(平成5年6月17日(企業会計審議会第一部会)、平成19年3月30日改正))及び「リース取引に関する会計基準の適用指針」(企業会計基準適用指針第16号(平成6年1月18日(日本公認会計士協会　会計制度委員会)、平成19年3月30日改正))が平成20年4月1日以後開始する連結会計年度に係る四半期連結財務諸表から適用できることになったことに伴い、当第1四半期連結会計期間からこれらの会計基準等を適用し、通常の売買取引に係る会計処理によっている。

ただし、リース取引開始日が当第１四半期連結会計期間より前である所有権移転外ファイナンス・リース取引については、引き続き通常の賃貸借取引に係る方法に準じた会計処理を適用している。

当第１四半期連結会計期間において、この変更が損益に与える影響は軽微である。

（追加情報）

当社及び一部の国内連結子会社は、平成20年度税制改正に伴い、機械装置の耐用年数及び資産区分の見直しを行なっている。これにより、営業利益、経常利益及び税金等調整前四半期純利益は、それぞれ369百万円減少している。

なお、セグメント情報に与える影響は、当該箇所に記載している。

5. 四半期連結財務諸表
（1）四半期連結貸借対照表

（単位：百万円）

	当第1四半期連結会計期間末 （平成20年6月30日）	前連結会計年度末に係る 要約連結貸借対照表 （平成20年3月31日）
資産の部		
流動資産		
現金及び預金	32,655	39,875
受取手形及び売掛金	347,344	417,934
商品及び製品	65,674	62,386
仕掛品	334,132	296,265
原材料及び貯蔵品	74,840	80,656
その他	90,333	89,303
貸倒引当金	△3,669	△4,140
流動資産合計	941,310	982,282
固定資産		
有形固定資産	264,523	259,927
無形固定資産		
のれん	1,286	41
その他	16,104	16,012
無形固定資産合計	17,391	16,053
投資その他の資産		
その他	123,837	121,851
貸倒引当金	△1,615	△1,344
投資その他の資産合計	122,221	120,506
固定資産合計	404,135	396,487
資産合計	1,345,446	1,378,769
負債の部		
流動負債		
支払手形及び買掛金	355,629	430,999
短期借入金	146,845	120,162
未払法人税等	4,010	16,836
賞与引当金	21,489	19,263
その他の引当金	17,291	17,814
前受金	147,391	124,679
その他	113,715	94,785
流動負債合計	806,373	824,541
固定負債		
社債	50,990	60,990
長期借入金	77,255	77,776
退職給付引当金	84,746	81,927
その他の引当金	2,167	2,167
その他	12,853	12,328
固定負債合計	228,014	235,190
負債合計	1,034,387	1,059,732

（単位：百万円）

	当第１四半期連結会計期間末 （平成20年６月30日）	前連結会計年度末に係る 要約連結貸借対照表 （平成20年３月31日）
純資産の部		
株主資本		
資本金	104,328	104,328
資本剰余金	54,323	54,290
利益剰余金	150,659	151,401
自己株式	△463	△459
株主資本合計	308,848	309,560
評価・換算差額等		
その他有価証券評価差額金	13,025	10,292
繰延ヘッジ損益	△375	5,217
為替換算調整勘定	△15,851	△11,878
評価・換算差額等合計	△3,201	3,631
少数株主持分	5,412	5,845
純資産合計	311,059	319,037
負債純資産合計	1,345,446	1,378,769

（2）四半期連結損益計算書
（第１四半期連結累計期間）

（単位：百万円）

	当第１四半期連結累計期間 （自　平成20年４月１日 至　平成20年６月30日）
売上高	302,531
売上原価	254,443
売上総利益	48,088
販売費及び一般管理費	
給料及び手当	10,063
研究開発費	8,211
その他	21,567
販売費及び一般管理費合計	39,842
営業利益	8,246
営業外収益	
受取利息	969
受取配当金	676
持分法による投資利益	1,355
為替差益	4,414
その他	2,535
営業外収益合計	9,952
営業外費用	
支払利息	1,849
その他	1,524
営業外費用合計	3,374
経常利益	14,824
税金等調整前四半期純利益	14,824
法人税等	6,454
少数株主利益	267
四半期純利益	8,101

（3）四半期連結キャッシュ・フロー計算書

（単位：百万円）

	当第1四半期連結累計期間 （自　平成20年4月1日 至　平成20年6月30日）
営業活動によるキャッシュ・フロー	
税金等調整前四半期純利益	14,824
減価償却費	9,541
引当金の増減額（△は減少）	1,807
受取利息及び受取配当金	△1,646
支払利息	1,849
持分法による投資損益（△は益）	△1,355
固定資産除売却損益（△は益）	△941
売上債権の増減額（△は増加）	83,284
たな卸資産の増減額（△は増加）	△34,443
仕入債務の増減額（△は減少）	△79,785
前受金の増減額（△は減少）	25,465
その他	△2,063
小計	16,536
利息及び配当金の受取額	1,772
利息の支払額	△1,880
法人税等の支払額	△20,013
営業活動によるキャッシュ・フロー	△3,584
投資活動によるキャッシュ・フロー	
有形及び無形固定資産の取得による支出	△14,922
有形及び無形固定資産の売却による収入	1,452
投資有価証券の取得による支出	△12
投資有価証券の売却による収入	300
連結の範囲の変更を伴う子会社株式の取得による支出	△943
短期貸付金の増減額（△は増加）	△6
長期貸付けによる支出	△17
長期貸付金の回収による収入	17
その他	△686
投資活動によるキャッシュ・フロー	△14,818
財務活動によるキャッシュ・フロー	
短期借入金の純増減額（△は減少）	18,886
長期借入れによる収入	8
長期借入金の返済による支出	△506
自己株式の純増減額（△は増加）	△4
配当金の支払額	△5,952
少数株主への配当金の支払額	△329
財務活動によるキャッシュ・フロー	12,100
現金及び現金同等物に係る換算差額	△649
現金及び現金同等物の増減額（△は減少）	△6,952
現金及び現金同等物の期首残高	38,169
現金及び現金同等物の四半期末残高	31,217

当連結会計年度より「四半期財務諸表に関する会計基準」（企業会計基準第12号）及び「四半期財務諸表に関する会計基準の適用指針」（企業会計基準適用指針第14号）を適用しています。また、「四半期連結財務諸表規則」に従い四半期連結財務諸表を作成しています。

（4）継続企業の前提に関する注記

該当事項はありません。

（5）セグメント情報

a．事業の種類別セグメント情報

当第1四半期連結累計期間（自平成20年4月1日　至平成20年6月30日）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境事業（百万円）	汎用機事業（百万円）	油圧機器事業（百万円）	その他事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高											
(1) 外部顧客に対する売上高	19,091	36,103	39,563	44,984	20,283	94,006	23,008	25,489	302,531	—	302,531
(2) セグメント間の内部売上高又は振替高	186	258	393	4,259	2,891	1,861	2,039	9,956	21,848	(21,848)	—
計	19,277	36,362	39,956	49,244	23,175	95,868	25,048	35,446	324,379	(21,848)	302,531
営業利益又は損失（△）	24	2,381	218	2,258	1,695	△1,834	2,632	939	8,316	(69)	8,246

（注）1　事業区分は、当社が採用している管理上の区分をもとに分類している。

2　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ＡＴＶ）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
油圧機器事業	油圧機器
その他事業	商業、販売・受注の仲介・斡旋、福利施設の管理等

3　重要な資産の評価基準及び評価方法の変更

「定性的情報・財務諸表等」の４．（３）②に記載のとおり、通常の販売目的で保有するたな卸資産については、従来、主として個別法、移動平均法及び先入先出法による原価法によっていたが、当第１四半期連結会計期間より「棚卸資産の評価に関する会計基準」（企業会計基準第９号　平成18年７月５日）が適用されたことに伴い、主として個別法、移動平均法及び先入先出法による原価法（貸借対照表価額については収益性の低下に基づく簿価切下げの方法）により算定している。これにより、当第１四半期連結累計期間の営業利益が、車両事業で380百万円、航空宇宙事業で440百万円、ガスタービン・機械事業で633百万円、汎用機事業で369百万円、油圧機器事業で131百万円、その他事業で５百万円それぞれ減少している。

4　有形固定資産の耐用年数の変更

「定性的情報・財務諸表等」の４．（３）（追加情報）に記載のとおり、当社及び一部の国内連結子会社は、平成20年度税制改正に伴い、機械装置の耐用年数及び資産区分の見直しを行なっている。これにより、当第１四半期連結累計期間の営業利益が、船舶事業で124百万円、車両事業で83百万円、航空宇宙事業で54百万円、ガスタービン・機械事業で52百万円、プラント・環境事業で16百万円、汎用機事業で52百万円、その他事業で６百万円それぞれ減少し、油圧機器事業で20百万円増加している。

b．所在地別セグメント情報

当第１四半期連結累計期間（自平成20年４月１日　至平成20年６月30日）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高								
(1) 外部顧客に対する売上高	206,344	51,067	34,858	7,810	2,450	302,531	—	302,531
(2) セグメント間の内部売上高又は振替高	56,974	6,646	1,333	9,344	53	74,352	(74,352)	—
計	263,319	57,714	36,191	17,154	2,504	376,884	(74,352)	302,531
営業利益又は損失（△）	4,740	71	1,023	529	158	6,523	1,722	8,246

（注）1　国又は地域の区分は、主として地理的近接度に基づいて設定している。

2　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、イギリス、ドイツ
アジア	タイ、インドネシア、フィリピン、韓国
その他の地域	オーストラリア、ブラジル

3　重要な資産の評価基準及び評価方法の変更

「定性的情報・財務諸表等」の４．（３）②に記載のとおり、通常の販売目的で保有するたな卸資産については、従来、主として個別法、移動平均法及び先入先出法による原価法によっていたが、当第１四半期連結会計期間より「棚卸資産の評価に関する会計基準」（企業会計基準第９号　平成18年７月５日）が適用されたことに伴い、主として個別法、移動平均法及び先入先出法による原価法（貸借対照表価額については収益性の低下に基づく簿価切下げの方法）により算定している。これにより、当第１四半期連結累計期間の営業利益が、日本で1,961百万円減少している。

4　有形固定資産の耐用年数の変更

「定性的情報・財務諸表等」の４．（３）（追加情報）に記載のとおり、当社及び一部の国内連結子会社は、平成20年度税制改正に伴い、機械装置の耐用年数及び資産区分の見直しを行なっている。これにより、当第１四半期連結累計期間の営業利益が、日本で369百万円減少している。

c．海外売上高

当第１四半期連結累計期間（自平成20年４月１日　至平成20年６月30日）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高（百万円）	69,690	39,454	35,587	29,238	173,971
Ⅱ　連結売上高（百万円）	―	―	―	―	302,531
Ⅲ　連結売上高に占める海外売上高の割合（％）	23.0	13.0	11.7	9.6	57.5

（注）１　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

２　国又は地域の区分は、主として地理的近接度に基づいて設定している。

３　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、フランス、オランダ、イタリア、スペイン
アジア	中国、韓国、台湾
その他の地域	ブラジル、パナマ、オーストラリア

（６）株主資本の金額に著しい変動があった場合の注記

該当事項はありません。

「参考資料」

前四半期に係る財務諸表等

（1）（要約）四半期連結損益計算書

科目	前年同四半期 （平成20年３月期 第１四半期）
	金額（百万円）
Ⅰ 売上高	330,444
Ⅱ 売上原価	272,947
売上総利益	57,497
Ⅲ 販売費及び一般管理費	38,299
営業利益	19,197
Ⅳ 営業外収益	3,954
1．受取利息及び受取配当金	(1,567)
2．持分法による投資利益	(669)
3．その他	(1,716)
Ⅴ 営業外費用	4,013
1．支払利息	(2,186)
2．その他	(1,827)
経常利益	19,138
税金等調整前四半期純利益	19,138
法人税、住民税及び事業税	6,963
少数株主利益	164
四半期純利益	12,010

（2）受注及び販売の状況（連結）

<受注高>

事業の種類別セグメント	前年同四半期連結累計期間（自平成19年4月1日 至平成19年6月30日）		当第1四半期連結累計期間（自平成20年4月1日 至平成20年6月30日）		前連結会計年度（自平成19年4月1日 至平成20年3月31日）	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
船舶	58,394	16.8	20,628	5.2	251,331	15.6
車両	28,637	8.2	98,200	25.2	183,254	11.3
航空宇宙	24,329	7.0	27,517	7.0	202,505	12.5
ガスタービン・機械	49,116	14.2	59,148	15.1	227,422	14.1
プラント・環境	20,023	5.7	28,751	7.3	106,045	6.5
汎用機	119,329	34.5	94,006	24.1	433,962	26.9
油圧機器	21,768	6.2	28,921	7.4	92,334	5.7
その他	24,185	6.9	32,196	8.2	113,900	7.0
合　計	345,785	100.0	389,371	100.0	1,610,756	100.0

(注) 汎用機事業については、主として見込み生産を行っていることから、受注高について売上高と同額として表示している。

<売上高>

事業の種類別セグメント	前年同四半期連結累計期間（自平成19年4月1日 至平成19年6月30日）		当第1四半期連結累計期間（自平成20年4月1日 至平成20年6月30日）		前連結会計年度（自平成19年4月1日 至平成20年3月31日）	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
船舶	42,884	12.9	19,091	6.3	141,397	9.4
車両	30,331	9.1	36,103	11.9	171,738	11.4
航空宇宙	43,205	13.0	39,563	13.0	237,348	15.8
ガスタービン・機械	39,537	11.9	44,984	14.8	185,486	12.3
プラント・環境	15,263	4.6	20,283	6.7	142,547	9.4
汎用機	119,329	36.1	94,006	31.0	433,962	28.9
油圧機器	19,251	5.8	23,008	7.6	84,027	5.5
その他	20,641	6.2	25,489	8.4	104,588	6.9
合　計	330,444	100.0	302,531	100.0	1,501,097	100.0

<受注残高>

事業の種類別セグメント	前連結会計年度末（平成20年3月31日）		当第1四半期連結会計期間末（平成20年6月30日）		前年同四半期連結会計期間末（平成19年6月30日）	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
船舶	414,175	27.0	420,167	25.7	332,463	21.9
車両	431,376	28.1	485,123	29.7	453,985	30.0
航空宇宙	248,332	16.1	241,840	14.8	271,031	17.9
ガスタービン・機械	245,961	16.0	267,120	16.3	230,461	15.2
プラント・環境	135,288	8.8	143,903	8.8	177,543	11.7
汎用機	—	—	—	—	—	—
油圧機器	29,316	1.9	35,228	2.1	23,527	1.5
その他	29,211	1.9	35,918	2.2	23,444	1.5
合　計	1,533,663	100.0	1,629,302	100.0	1,512,457	100.0

EXHIBIT 1

Kawasaki

July 31, 2008
(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH CONSOLIDATED FINANCIAL RESULTS OF THE FIRST QUARTER (Unaudited)

For three months ended June 30, 2008 and 2007 and one year ended March 31,2008

Operating results

	Millions of yen		Thousands of U.S. dollars
	Three months ended Jun. 30, 2008	Three months ended Jun. 30, 2007	*Three months ended Jun.30, 2008*
Net sales	**¥ 302,531**	¥ 330,445	*$ 2,842,802*
Operating income	**8,246**	19,198	*77,485*
Net income	**8,102**	12,010	*76,132*
Earnings per share (Yen)	**4.9**	7.2	

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Net assets	Ratio of net assets to total assets
As of June 30, 2008	**¥ 1,345,446**	**¥ 311,059**	**23%**
As of March 31, 2008	1,378,770	319,038	23%
As of June 30, 2008	*$ 12,642,793*	*$ 2,922,938*	—

	Yen / U.S. dollars	Thousand shares
	Net assets less minority interests per share	Number of shares issued and outstanding
As of June 30, 2008	**¥ 183.2**	**1,668,290**
As of March 31, 2008	187.7	1,668,305
As of June 30, 2008	*$ 1.72*	—

Cash flows

	Millions of yen	Thousands of U.S. dollars
	Three months ended Jun. 30, 2008	*Three months ended Jun. 30, 2007*
Operating activitie:	**¥ (3,585)**	*$ (33,687)*
Investing activitie:	**(14,818)**	*(139,241)*
Financing activitie:	**12,101**	*113,710*
Cash and cash equivalents at end of tern	**31,217**	*293,338*

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2009	¥ 1,460,000	¥ 30,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. All US$ amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of 106.42 yen =$1, the rate prevailing as of June 30, 2008, solely for the convenience of the readers.

Condensed Consolidated Balance Sheets

As of June 30 and March 31, 2008

	Millions of yen		Thousands of U.S. dollars
	As of Jun. 30, 2008	As of Mar.31, 2008	As of Jun. 30, 2008
Assets :			
Current assets :			
Cash on hand and in banks	¥ 32,655	¥ 39,875	$ 306,850
Trade receivables, less allowance	361,013	433,155	3,392,342
Inventories	474,647	439,310	4,460,130
Other current assets	72,996	69,942	685,923
Total current assets	941,311	982,282	8,845,245
Investments and long-term loans less allowance	82,838	79,675	778,407
Net property, plant and equipment	264,523	259,927	2,485,651
Intangible and other assets	56,774	56,886	533,490
Total assets	¥ 1,345,446	¥ 1,378,770	$ 12,642,793
Liabilities and net assets :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ 174,363	¥ 137,681	$ 1,638,442
Trade payables	355,629	431,000	3,341,750
Advances from customers	147,392	124,679	1,385,003
Other current liabilities	128,989	131,181	1,212,074
Total current liabilities	806,373	824,541	7,577,269
Long-term liabilities :			
Long-term debt, less current portion	128,246	138,766	1,205,093
Others	99,768	96,425	937,493
Total long-term liabilities	228,014	235,191	2,142,586
Net assets :			
Common stock	104,329	104,329	980,351
Capital surplus	54,324	54,291	510,468
Retained earnings	150,660	151,401	1,415,712
Net unrealized gains on securities	13,025	10,292	122,393
Gains/losses on hedging items	(376)	5,217	(3,533)
Foreign currency translation adjustments	(15,852)	(11,878)	(148,957)
Treasury stock	(464)	(460)	(4,360)
Minority interests	5,413	5,846	50,864
Total net assets	311,059	319,038	2,922,938
Total liabilities and net assets	¥ 1,345,446	¥ 1,378,770	$ 12,642,793

Condensed Consolidated Statements of Income

For three months ended June 30, 2008 and 2007

	Millions of yen			Thousands of U.S. dollars
	Three months ended Jun. 30, 2008	Three months ended Jun.30, 2007	% Change	Three months ended Jun.30, 2008
Net sales	¥ 302,531	¥ 330,445	-8.4%	$ 2,842,802
Cost of sales	254,443	272,948		2,390,932
Gross profit	48,088	57,497		451,870
Selling, general and administrative expenses	39,842	38,299		374,385
Operating income	8,246	19,198	-57.0%	77,485
Other income (expenses) :				
Interest and dividend income	1,646	1,567		15,467
Equity in income of unconsolidated subsidiaries and affiliates	1,355	670		12,733
Interest expense	(1,850)	(2,186)		(17,384)
Other, net	5,427	(111)		50,996
Income before income taxes and minority interests	14,824	19,138	-22.5%	139,297
Income taxes	(6,455)	(6,964)		(60,656)
Minority interests in net income of consolidated subsidiaries	(267)	(164)		(2,509)
Net income	¥ 8,102	¥ 12,010	-32.5%	$ 76,132

Condensed Consolidated Statements of Cash Flows

For three months ended June 30. 2008

(Consolidated)

		Millions of yen		*Thousands of U.S. dollars*
		Three months ended Jun.30, 2008		*Three months ended Jun.30, 2008*
Cash flows from operating activities:				
Income before income taxes and minority interests	¥	14,824	$	139,297
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization		9,542		89,664
Decrease in assets		39,962		375,512
Decrease in liabilities		(54,103)		(508,391)
Other		(13,810)		(129,769)
Net cash used for operating activities	¥	(3,585)	$	(33,687)
Cash flows from investing activities:				
Acquisition of tangible and intangible assets		(14,923)		(140,227)
Acquisition of investments in securities		(13)		(122)
Other		118		1,108
Net cash used for investing activities	¥	(14,818)	$	(139,241)
Cash flows from financing activities:				
Increase in short-term borrowings		18,887		177,476
Proceeds from long-term debt		8		75
Repayment of long-term debt		(507)		(4,764)
Other		(6,287)		(59,077)
Net cash provided by financing activities	¥	12,101	$	113,710
Effect of exchange rate changes		(650)		(6,108)
Net decrease in cash and cash equivalents		(6,952)		(65,326)
Cash and cash equivalents at beginning of term		38,169		358,664
Cash and cash equivalents at end of term	¥	31,217	$	293,338

Segment information

(a) Information by industry segment

	Millions of yen			
	Three months ended Jun.30, 2008			
	External sales	Intersegment sales	Total sales	Operating income (loss)
Shipbuilding	¥ 19,090	¥ 186	¥ 19,276	¥ 23
Rolling Stock & Construction Machinery	36,104	259	36,363	2,382
Aerospace	39,563	394	39,957	219
Gas Turbines & Machinery	44,984	4,260	49,244	2,258
Plant & Infrastructure Engineering	20,284	2,891	23,175	1,695
Consumer Products & Machinery	94,007	1,862	95,869	(1,834)
Hydraulic Machinery	23,009	2,040	25,049	2,633
Other	25,490	9,956	35,446	939
Total	302,531	21,848	324,379	8,315
Eliminations and corporate	-	(21,848)	(21,848)	(69)
Consolidated total	¥ 302,531	¥ -	¥ 302,531	¥ 8,246

	Thousands of U.S. dollars			
	Three months ended Jun.30, 2008			
	External sales	*Intersegment sales*	*Total sales*	*Operating income (loss)*
Shipbuilding	$ 179,384	$ 1,748	$ 181,132	$ 217
Rolling Stock & Construction Machinery	339,260	2,434	341,694	22,384
Aerospace	371,763	3,702	375,465	2,058
Gas Turbines & Machinery	422,702	40,030	462,732	21,217
Plant & Infrastructure Engineering	190,603	27,166	217,769	15,927
Consumer Products & Machinery	883,358	17,497	900,855	(17,234)
Hydraulic Machinery	216,209	19,169	235,378	24,741
Other	239,523	93,554	333,077	8,824
Total	2,842,802	205,300	3,048,102	78,134
Eliminations and corporate	-	(205,300)	(205,300)	(649)
Consolidated total	$ 2,842,802	$ -	$ 2,842,802	$ 77,485

(b) Information by geographic area

	Millions of yen			
	Three months ended Jun.30, 2008			
	External sales	Intersegment sales	Total sales	Operating income (loss)
Japan	¥ 206,345	¥ 56,974	¥ 263,319	¥ 4,741
North America	51,067	6,647	57,714	72
Europe	34,858	1,333	36,191	1,023
Asia	7,810	9,345	17,155	529
Other Areas	2,451	54	2,505	158
Total	302,531	74,353	376,884	6,523
Eliminations and corporate	-	(74,353)	(74,353)	1,723
Consolidated total	¥ 302,531	¥ -	¥ 302,531	¥ 8,246

	Thousands of U.S. dollars			
	Three months ended Jun.30, 2008			
	External sales	*Intersegment sales*	*Total sales*	*Operating income (loss)*
Japan	*$ 1,938,968*	*$ 535,369*	*$ 2,474,337*	*$ 44,549*
North America	*479,863*	*62,460*	*542,323*	*677*
Europe	*327,551*	*12,526*	*340,077*	*9,613*
Asia	*73,388*	*87,812*	*161,200*	*4,970*
Other Areas	*23,032*	*508*	*23,540*	*1,486*
Total	*2,842,802*	*698,675*	*3,541,477*	*61,295*
Eliminations and corporate	*-*	*(698,675)*	*(698,675)*	*16,190*
Consolidated total	*$ 2,842,802*	*$ -*	*$ 2,842,802*	*$ 77,485*

(c) Overseas sales

	Millions of yen		*Thousands of U.S dollars*
	Three months ended Jun.30, 2008		*Three months ended Jun.30, 2008*
	Overseas sales	% against net sales	*Overseas sales*
North America	¥ 69,691	23.0%	*$ 654,868*
Europe	39,455	13.0%	*370,748*
Asia	35,588	11.7%	*334,411*
Other Areas	29,238	9.6%	*274,742*
Total	¥ 173,972	57.5%	*$ 1,634,769*

Net sales, orders and order backlog by industry segment

For three months ended June 30, 2008 and 2007 and as of Jun. 30, 2007 and Mar. 31,2008

	Millions of yen					Thousands of U.S. dollars
	Three months ended Jun. 30, 2008		Three months ended Jun. 30, 2007		% Change	Three months ended Jun. 30,2008
Net sales :						
Shipbuilding	¥ 19,090	(6%)	¥ 42,885	(13%)	-55%	$ 179,384
Rolling Stock, & Construction Machinery	36,104	(12%)	30,331	(9%)	+19%	339,260
Aerospace	39,563	(13%)	43,206	(13%)	-8%	371,763
Gas Turbines & Machinery	44,984	(15%)	39,538	(12%)	+14%	422,702
Plant & Infrastructure Engineering	20,284	(7%)	15,264	(5%)	+33%	190,603
Consumer Products & Machinery	94,007	(31%)	119,329	(36%)	-21%	883,358
Hydraulic Machinery	23,009	(8%)	19,251	(6%)	+20%	216,209
Other	25,490	(8%)	20,641	(6%)	+23%	239,523
Total	302,531	(100%)	330,445	(100%)	-8%	2,842,802

Orders :						
Shipbuilding	20,628	(5%)	58,395	(17%)	-65%	193,836
Rolling Stock, & Construction Machinery	98,201	(26%)	28,638	(8%)	+243%	922,768
Aerospace	27,517	(7%)	24,330	(7%)	+13%	258,570
Gas Turbines & Machinery	59,149	(15%)	49,116	(14%)	+20%	555,807
Plant & Infrastructure Engineering	28,751	(7%)	20,023	(6%)	+44%	270,165
Consumer Products & Machinery	94,007	(24%)	119,329	(35%)	-21%	883,358
Hydraulic Machinery	28,921	(7%)	21,769	(6%)	+33%	271,763
Other	32,197	(9%)	24,185	(7%)	+33%	302,547
Total	¥ 389,371	(100%)	¥ 345,785	(100%)	+13%	$ 3,658,814

	Millions of yen					Thousands of U.S. dollars
	As of Jun. 30, 2008		As of Mar. 31, 2008		% Change	As of Jun. 30, 2008
Order backlog :						
Shipbuilding	¥ 420,168	(26%)	¥ 414,176	(27%)	+26%	$ 3,948,205
Rolling Stock, & Construction Machinery	485,123	(30%)	431,377	(28%)	+7%	4,558,570
Aerospace	241,840	(15%)	248,332	(16%)	-11%	2,272,505
Gas Turbines & Machinery	267,120	(16%)	245,962	(16%)	+16%	2,510,055
Plant & Infrastructure Engineering	143,904	(9%)	135,288	(9%)	-19%	1,352,227
Consumer Products & Machinery	-	(-%)	-	(-%)	-%	-
Hydraulic Machinery	35,229	(2%)	29,317	(2%)	+50%	331,037
Other	35,919	(2%)	29,211	(2%)	+53%	337,521
Total	¥ 1,629,303	(100%)	¥ 1,533,663	(100%)	+8%	$ 15,310,120

END